
13002326


TROPICANA.
ENTERTAINMENT

TROPICANA ENTERTAINMENT INC.
8345 WEST SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89113

April 12, 2013


Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Tropicana Entertainment Inc. (the "Company"), to be held at the offices of Brown Rudnick LLP, Seven Times Square, New York, New York 10036, on Thursday, May 16, 2013, at 1:00 p.m. local time (the "Annual Meeting").

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

- first, a proposal to elect seven directors to serve on the Company's board of directors for the coming year, each to hold office until the next annual meeting of stockholders and until a successor is duly elected and qualified;
- second, a proposal to ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013;
- third, a proposal on an advisory vote to approve executive compensation; and
- such other business as may properly come before the Annual Meeting or before any adjournments or postponements thereof.

Accompanying this letter is the formal Notice of Annual Meeting, Proxy Statement and a Proxy Card relating to the Annual Meeting. The Proxy Statement describes each of these items of business in more detail.

Your vote is very important regardless of how many shares you own. We hope you can attend the Annual Meeting in person. However, whether or not you plan to attend the Annual Meeting, please complete, sign, date and return the Proxy Card in the enclosed envelope. If you attend the Annual Meeting, you may vote in person if you wish, even though you may have previously returned your Proxy Card.

Sincerely,

Anthony P. Rodio
President and Chief Executive Officer

TROPICANA ENTERTAINMENT INC.

8345 WEST SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89113

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2013

To the Stockholders of Tropicana Entertainment Inc.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Tropicana Entertainment Inc., a Delaware corporation (the "Company"), will be held on Thursday, May 16, 2013, at 1:00 p.m. local time, at the offices of Brown Rudnick LLP, Seven Times Square, New York, New York 10036, and at any adjournments or postponements thereof (the "Annual Meeting"), for the following purposes, as are more fully described in the accompanying Proxy Statement:

1. to elect seven directors to serve on the Company's board of directors for the coming year, each to hold office until the next annual meeting of stockholders and until a successor is duly elected and qualified;
2. to ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013;
3. to hold an advisory vote to approve executive compensation; and
4. to transact such other business as may properly come before the Annual Meeting.

Only holders of record of the Company's common stock at the close of business on April 5, 2013 are entitled to notice of and to vote at the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED OR SUBMIT YOUR PROXY VIA TELEPHONE OR THE INTERNET AS PROVIDED FOR IN THE PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

BY ORDER OF THE BOARD OF DIRECTORS,

William C. Murtha
Secretary

Las Vegas, Nevada
April 12, 2013

TROPICANA ENTERTAINMENT INC.

8345 WEST SUNSET ROAD, SUITE 200
LAS VEGAS, NEVADA 89113

PROXY STATEMENT RELATING TO ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 16, 2013

This proxy statement ("Proxy Statement") is being furnished to the stockholders of Tropicana Entertainment Inc., a Delaware corporation ("we", "us", "our" or the "Company"), in connection with the solicitation of proxies by the Company's board of directors (the "Board of Directors") for use at the Annual Meeting of the Company's stockholders to be held on Thursday, May 16, 2013, at 1:00 p.m. local time, at the offices of Brown Rudnick LLP, Seven Times Square, New York, New York 10036, and at any adjournments or postponements thereof (the "Annual Meeting").

At the Annual Meeting, holders of the Company's common stock, $0.01 par value per share ("Common Stock"), will be asked to vote upon:

(i) the election of seven directors to serve on the Board of Directors for the coming year, each to hold office until the next annual meeting of stockholders and until a successor is duly elected and qualified;

(ii) the ratification of the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm for the fiscal year ending December 31, 2013;

(iii) an advisory vote to approve executive compensation; and

(iv) any other business that properly comes before the Annual Meeting.

This Proxy Statement, the accompanying proxy card ("Proxy Card") and the Company's Annual Report on Form 10-K are first being mailed to the Company's stockholders on or about April 23, 2013. The address of the principal executive offices of the Company is 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113.

ANNUAL MEETING

Record Date; Outstanding Shares; Quorum

Only holders of record of Common Stock at the close of business on April 5, 2013 (the "Record Date") will be entitled to receive notice of and vote at the Annual Meeting. As of the close of business on the Record Date, there were 26,312,500 shares of Common Stock issued and outstanding and entitled to vote. The holders of a majority in voting power of the issued and outstanding shares of Common Stock, entitled to vote thereon, present in person or represented by proxy, shall constitute a quorum for purposes of the Annual Meeting. Each of the Company's stockholders is entitled to one vote for each share of Common Stock held as of the Record Date. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the holders of a majority in voting power of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place.

Voting of Proxies; Votes Required

All properly executed, returned and unrevoked Proxy Cards will be voted in accordance with the instructions indicated thereon. Executed but unmarked Proxy Cards will be voted: (i) "**FOR**" the election of each director nominee listed on the Proxy Card, (ii) "**FOR**" the ratification of the appointment of Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, and (iii) "**FOR**" the proposal regarding an advisory vote to approve executive compensation. The Company's Board of Directors does not presently intend to bring any business before the Annual Meeting other than that referred to in this Proxy Statement and specified in the Notice of the Annual Meeting. By signing the Proxy Cards, stockholders confer discretionary authority on the proxies (who are persons designated by the Board of Directors) to vote all shares covered by the Proxy Cards in their discretion on any other matter that may properly come before the Annual Meeting, including any motion made for adjournment of the Annual Meeting.

You may submit your proxy by mail, telephone or the internet. Proxies submitted by any of those methods will be treated in the same manner. If you are a stockholder of record, you may submit your proxy by signing and returning the enclosed Proxy Card by mail, telephone at 1-800-560-1965 or on the internet at *www.eproxy.com/tpca*. If you hold your shares in street name, please follow the voting instructions forwarded to you by your bank, broker or other nominee.

Whether the proxy is submitted by mail, telephone or the internet, any stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by (i) filing a written revocation with, or delivering a duly executed proxy bearing a later date to, the Secretary of the Company, at 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113, or (ii) attending the Annual Meeting and voting in person. However, the mere presence at the Annual Meeting of the stockholder does not revoke the proxy. If you voted by telephone or the internet and wish to change your vote, you may call the toll-free number or go to the internet site, as may be applicable in the case of your earlier vote, and follow the directions for changing your vote. If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Annual Meeting only if you obtain proper written authority from your institution or nominee and present it at the meeting. If your shares are held for your account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the Annual Meeting, you must contact such broker, bank or other institution or nominee to determine how to revoke your vote in accordance with their policies a sufficient time in advance of the Annual Meeting.

Unless revoked as stated above, the shares of Common Stock represented by valid proxies will be voted on all matters to be acted upon at the Annual Meeting.

Abstentions and Broker Non-Votes

The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors. This means that the seven nominees who receive the highest number of votes will be elected as directors. In the election of directors, you may vote "FOR" all of the nominees or indicate on the Proxy Card that you are withholding authority to vote for one or more of the nominees. Votes withheld will have no effect on the outcome of the election of directors. The proposal to ratify the appointment of Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2013, and the advisory vote to approve executive compensation require the affirmative vote of the majority in voting power of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. For these items of business, you may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST."

A broker non-vote occurs when a proxy received from a broker or a financial institution indicates that the nominee has not received instructions on a particular proposal and does not have discretionary authority to vote the shares on such proposal. If a broker or other financial institution holds a client's shares in its name and the client does not provide voting instructions to the nominee, that firm has discretion to vote such shares for certain routine matters. Under applicable rules, the ratification of the appointment of our independent registered public accounting firm is a routine matter and therefore no broker non-votes are expected to exist in connection with that proposal. On the other hand, the broker or other financial institution that holds a client's shares in its name does not have discretion to vote such shares for non-routine matters. Under applicable rules, the election of directors and the advisory vote on executive compensation are considered non-routine matters and the broker or other financial institution that holds a stockholder's shares in its name may not vote on these items absent instruction from the client. Broker non-votes will be included in determining the presence of a quorum at the Annual Meeting but are not considered entitled to vote on the non-routine items. Therefore, broker non-votes will be counted for purposes of determining whether there is a quorum but broker non-votes will have no effect on the outcome of the election of directors or the advisory vote to approve executive compensation because the broker non-votes are not counted for purposes of those proposals and the vote required to pass such proposals is a plurality or majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, as applicable.

Inspector of Election

A representative of Wells Fargo Shareowner Services, the Company's transfer agent, will tabulate the votes and act as the inspector of election.

Solicitation of Proxies and Expenses

Proxies are being solicited hereby on behalf of the Company. The Company's current executive officers are participants in the solicitation of proxies. The Company will bear the cost of the solicitation of proxies from its stockholders, although stockholders who vote by telephone or the internet may incur telephone or internet access charges. The directors, officers and employees of the Company may solicit proxies by mail, telephone, telegram, letter, facsimile, e-mail or in person. Such directors, officers and employees will not be specifically compensated for such services. Arrangements may also be made with brokers, custodians, nominees, and other record holders to forward proxy solicitation materials to the beneficial owners of shares of Common Stock held of record by such brokers, custodians, nominees and other record holders, and the Company may reimburse them for their reasonable out-of-pocket expenses incurred in connection therewith.

PROPOSAL 1

ELECTION OF DIRECTORS
(Item No. 1 on Proxy Card)

At the Annual Meeting, holders of Common Stock will be asked to vote on the election of seven directors who will constitute the full Board of Directors. Our Board of Directors is presently comprised of seven members. The Board of Directors, after considering the recommendation of the Nominating and Governance Committee, nominated each of our current directors, Messrs. Daniel A. Cassella, Hunter C. Gary, Carl C. Icahn, James L. Nelson, Daniel A. Ninivaggi, Daniel H. Scott and Anthony P. Rodio, for election as directors at the Annual Meeting. Each of these seven nominees has been nominated to serve as a director and to hold office until the next annual meeting of stockholders and until a successor is duly elected and qualified.

The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. This means that the seven individuals who receive the highest number of votes will be elected as directors. Because we did not receive advance notice under our bylaws (the "Bylaws") of any stockholder nominees for director, the 2013 election of directors is an uncontested election. Votes withheld and broker non-votes will have no effect on the election of directors. Your brokerage firm or other nominee may not vote your shares with respect to the election of directors without specific instructions from you as to how to vote with respect to the election of each of the seven nominees for director, because the election of directors is not considered a routine matter under applicable rules.

Each proxy received will be voted for the election of the persons named below, unless the stockholder signing such proxy withholds authority to vote for one or more of these nominees in the manner described in the proxy. Although it is not contemplated that any nominee named below will decline or be unable to serve as a director, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders for a substitute nominee as directed by the Board of Directors.

There are no family relationships between any director, nominee or executive officer and any other director, nominee or executive officer of the Company, other than as indicated below. There are no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he has been or will be selected as a director and/or executive officer of the Company other than arrangements or understandings with any such director, nominee and/or executive officer acting in his capacity as such. See "—Information Regarding the Director Nominees."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF ALL OF THE NOMINEES LISTED BELOW.

Selection of Nominees for Director

The Board of Directors seeks directors who will enhance the quality of the Board of Directors' deliberations and decisions. The Nominating and Governance Committee has adopted certain policies regarding director nominations that provide that the Board of Directors shall take into account candidates that represent a range of backgrounds and experience. As required by such policies, qualified candidates for membership on the Board of Directors will be considered without regard to race, color, creed, religion, national origin, age, gender, sexual orientation or disability. The Nominating and Governance Committee will review and evaluate each candidate's character, judgment, skills (including financial literacy), background, experience and other qualifications (without regard to whether a nominee has been recommended by the Company's stockholders), as well as the overall composition of the Board of Directors, and recommend to the Board of Directors for its approval the slate of directors to be nominated for election at the annual meeting of the Company's stockholders. In general, the Company seeks a Board of Directors that includes a diversity of perspectives and a broad range of experiences and includes individuals that possess backgrounds, skills, expertise and attributes that allow them to function collaboratively and effectively together in their oversight of the Company.

In considering possible candidates for election as a director, the Nominating and Governance Committee is guided by the principle that each director should:

- be an individual of high character and integrity;
- be accomplished in his or her respective field, with superior credentials and recognition;
- have relevant expertise and experience upon which to be able to offer advice and guidance to management;
- have sufficient time available to devote to the affairs of the Company;
- be able to work with the other members of the Board of Directors and contribute to the success of the Company;
- represent the long-term interests of the Company's stockholders as a whole; and
- be selected such that the Board of Directors represents a diversity of perspectives and a broad range of experiences.

Each director must be at least 18 years of age. The Nominating and Governance Committee also considers all applicable legal and regulatory requirements that govern the composition of the Board of Directors.

Information Regarding the Director Nominees

Set forth in the table below are the names, ages and position or positions of our nominees for election as directors as of April 1, 2013. All of the nominees have consented to being named in this Proxy Statement and have agreed to serve on the Board of Directors, if elected.

Name	Age	Position With The Company	Director Since
Daniel A. Ninivaggi(b)(c) .	48	Director	2011
Daniel A. Cassella(a)	66	Director	2010
Hunter C. Gary(b)	38	Director	2010
Carl C. Icahn(c)	77	Chairman of the Board of Directors	2010
James L. Nelson(a)(c)	63	Director	2010
Daniel H. Scott(a)	57	Director	2010
Anthony P. Rodio	54	Director and President and Chief Executive Officer	2012

(a) Member of the Audit Committee

(b) Member of the Compensation Committee

(c) Member of the Nominating and Governance Committee

Directors are responsible for overseeing the Company's business consistent with their fiduciary duties to stockholders. This responsibility requires highly skilled individuals with various qualities, attributes and professional experience. Set forth below is biographical information of each director nominee of the Company, including a discussion of such director's particular experience, qualifications, attributes or skills that lead us to conclude that such individual should serve as a director of the Company, in light of the Company's business and structure.

Daniel A. Ninivaggi. Mr. Ninivaggi has served as our Interim President from January 2011 through February 2012, as our Interim Chief Executive Officer from January 2011 through April 2012, and on the Board of Directors since January 2011, and is a member of its Nominating and Governance Committee, its Compensation Committee, its Financing Committee and its Investment Committee. Mr. Ninivaggi has served as President of Icahn Enterprises L.P., or Icahn Enterprises, and its general partner, Icahn Enterprises G.P. Inc., or Icahn Enterprises G.P., since April 2010 and as the Chief Executive Officer since August 2010, and as a director since March 2012. Icahn Enterprises is a diversified holding company engaged in a variety of businesses including investment management, automotive, gaming, metals, real estate, home fashion, railcar, energy and food packaging. Mr. Ninivaggi served in a variety of executive positions at Lear Corporation, a global supplier of automotive seating and electrical power management systems and components, including as General Counsel from 2003 to 2007, as Senior Vice President from 2004 until 2006, and most recently as Executive Vice President and Chief Administrative Officer from 2006 to 2009. Lear Corporation filed for bankruptcy in July 2009 and emerged in November 2009. Prior to joining Lear Corporation, from 1998 to 2003, Mr. Ninivaggi was a partner with the law firm of Winston & Strawn LLP, specializing in corporate finance, mergers and acquisitions, and corporate governance. Mr. Ninivaggi also served as Of Counsel to Winston & Strawn LLP from July 2009 to March 2010. Mr. Ninivaggi has been a director of: CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; CVR Energy, Inc., an independent petroleum refiner and marketer of high value transportation fuels, since May 2012; CVR GP, LLC, the general partner of

CVR Partners LP, a nitrogen fertilizer company, since May 2012; Viskase Companies, Inc., a meat casing company, since June 2011; XO Holdings, a competitive provider of telecom services, since August 2010; and Federal-Mogul Corporation, a supplier of automotive powertrain and safety components, since March 2010. Mr. Ninivaggi was previously a director of: Motorola Mobility Holdings, Inc., a provider of mobile communication devices, video and data delivery solutions, from December 2010 to May 2012; and CIT Group Inc., a bank holding company, from December 2009 to May 2011. CVR Energy, CVR Partners, CVR Refining Viskase Companies, XO Holdings, Federal-Mogul and Tropicana Entertainment are each indirectly controlled by Carl C. Icahn. Mr. Icahn previously had interests in Motorola Mobility and CIT Group through the ownership of securities. Mr. Ninivaggi provides the Board of Directors broad knowledge and experience from his years of experience gained in his role as director at other companies as well as his extensive experience in dealing with legal, finance and operational matters for a variety of companies.

Daniel A. Cassella. Mr. Cassella has served on the Board of Directors since July 2010 and is Chairman of its Audit Committee and a member of its Financing Committee. Mr. Cassella retired in 2000 and since then has been an independent gaming consultant. Previously, Mr. Cassella served as Chief Executive Officer and President of Stratosphere Corporation from 1998 to 2000. Between 1980 and 2000, Mr. Cassella held numerous executive level positions in the casino gaming industry, including as President and Chief Executive Officer of Resorts International in Atlantic City, New Jersey, President and Chief Operating Officer of the Desert Inn in Las Vegas, Nevada, Executive Vice President of the Mirage Casino Resort in Las Vegas, Nevada, and Executive Vice President, Chief Financial Officer, Vice President of Finance and Treasurer at Caesars Palace Hotel and Casino in Las Vegas, Nevada. Mr. Cassella holds a Bachelors of Science in Accounting from Pennsylvania State University. He is also a certified public accountant (inactive). Mr. Cassella's extensive experience in the gaming and lodging industry provides the Board of Directors with valuable insight into the highly regulated casino gaming industry. In addition, Mr. Cassella's previous experience as chief executive officer and chief financial officer of numerous companies in the gaming and lodging industries and his background in accounting provides the Board of Directors with valuable knowledge in dealing with financial and accounting matters, and particularly qualifies him to serve in his role on the Audit Committee.

Hunter C. Gary. Mr. Gary has served on the Board of Directors since March 2010, is a member of its Compensation Committee and, since January 2011, served as a director of Tropicana Entertainment Cayman Holdings Co. Ltd. Since November 2010, Mr. Gary has served as the Senior Vice President of Icahn Enterprises and, since June 2003, Mr. Gary has been employed by Icahn Associates Corp. in various roles, most recently as the Chief Operating Officer of Insight Portfolio Group LLC. Prior to joining Icahn Associates Corp., from 1997 to 2002, Mr. Gary worked at Kaufhof Warenhaus AG, a subsidiary of the Metro Group, most recently as a Managing Director. Since June 2007, Mr. Gary has served as a director of WestPoint International, LLC (formerly, WestPoint International, Inc. or "WPI"). Since October 2007, Mr. Gary has served as a director of Motricity, Inc., or Motricity, a provider of mobile data solutions. Since January 2008, Mr. Gary has served on the board of directors of American Railcar Industries, Inc., or ARI, a manufacturer of railcars. Mr. Gary has served as a director of Federal-Mogul Corporation, a supplier of automotive powertrain and safety components, since October 2012. Mr. Gary has served as a director of Viskase Companies Inc., a meat casing company, since August 2012. Mr. Gary has served on the board of directors of PSC Metals Inc., a metal recycling company, since May 2012. Since September 2011, Mr. Gary has served as a director of XO Holdings. Mr. Gary is married to Mr. Icahn's wife's daughter. Mr. Gary received his Bachelor of Science degree with senior honors from Georgetown University as well as a certificate of executive development from Columbia Graduate School of Business. Mr. Gary has extensive experience dealing with operations and oversight matters for a variety of companies which, in addition to his service on other boards, enables him to advise the Board of Directors on a range of matters.

Carl C. Icahn. Mr. Icahn has served on the Board of Directors since March 2010, has been Chairman of the Board of Directors since March 2010 and is a member of its Nominating and Governance Committee, its Investment Committee and its Financing Committee. Mr. Icahn has served as Chairman of the Board of Icahn Enterprises G.P. since 1990. From August 8, 2007 until December 31, 2007, Mr. Icahn served as Chief Executive Officer of Icahn Capital Management and, since January 1, 2008, Mr. Icahn has served as Chief Executive Officer of Icahn Capital LP. Mr. Icahn also serves as Chief Executive Officer of the General Partners. Mr. Icahn served as a director of WPI from October 2005 through December 2011. Since 1984, Mr. Icahn has also served as Chairman of the Board and a director of Starfire Holding Corporation, or Starfire, a privately held holding company. Mr. Icahn was also Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. From October 1998 through May 2004, Mr. Icahn was the President and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the Chairman of the Board of GB Holdings, Inc., which owned an interest in Atlantic Coast Entertainment Holdings, Inc., or Atlantic Coast, the owner and operator of The Sands Hotel and Casino in Atlantic City until November 2006. Mr. Icahn has been: Chairman of the Board of CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Chairman of the Board of CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, since June 2012; a director of Federal-Mogul Corporation, a supplier of automotive powertrain and safety components, since December 2007, and the non-executive chairman of the board of Federal-Mogul since January 2008; President and a member of the executive committee of XO Holdings, a competitive provider of telecom services, since September 2011, and Chairman of the Board and a director of its predecessors since January 2003; and Chairman of the Board and a director of American Railcar Industries, Inc., a railcar manufacturing company, since 1994. Mr. Icahn was previously: a director of WestPoint Home LLC, a home textiles manufacturer, from October 2005 until December 2011; a director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies, from July 1993 to July 2010; a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment, from May 2005 to January 2010; a director of Motricity Inc., a mobile data services provider, from April 2008 to January 2010; a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide, from August 2008 to October 2009; a director of WCI Communities, Inc. ("WCI"), a homebuilding company, from August 2007 to September 2009, and was Chairman of the Board of WCI from September 2007 to September 2009; a director of ImClone Systems Incorporated, a biopharmaceutical company, from September 2006 to November 2008, and was Chairman of the Board of ImClone from October 2006 to November 2008. Mr. Icahn received his B.A. from Princeton University. Mr. Icahn brings to his role as the Chairman of the Board his significant business experience and leadership role as a director of various companies as discussed above. In addition, Mr. Icahn is uniquely qualified based on his historical background for creating value in companies across multiple industries. Mr. Icahn has proven to be a successful investor over the past 40 years.

James L. Nelson. Mr. Nelson has served on the Board of Directors since March 2010 and is a member of its Audit Committee and its Nominating and Governance Committee. Since June 2001, he served as a director and member of the audit committee of Icahn Enterprises G.P. From December 2003 to March 2013, Mr. Nelson has served as a director and member of the audit committee of American Entertainment Properties Corp., an affiliate of Icahn Enterprises. From May 2005 until November 2007, Mr. Nelson served as a director and member of the audit committee of Atlantic Coast Entertainment Holdings, Inc., an Icahn Enterprises affiliate. From 1986 until 2009, Mr. Nelson was Chairman and Chief Executive Officer of Eaglescliff Corporation, a specialty investment banking, consulting and wealth management company. From March 1998 through 2003, Mr. Nelson was

Chairman and Chief Executive Officer of Orbit Aviation, Inc., a company engaged in the acquisition and completion of Boeing Business Jets for private and corporate clients. From August 1995 until July 1999, Mr. Nelson was Chief Executive Officer and Co-Chairman of Orbitex Management, Inc., a financial services company in the mutual fund sector. From August 1995 until March 2001, Mr. Nelson was on the Board of Orbitex Financial Services Group. From April 2003 through April 2010, Mr. Nelson served as a director and Chairman of the audit committee of Viskase Companies, Inc. From January 2008 through June 2008, Mr. Nelson served as a director and member of the audit committee of Shuffle Master, Inc., a gaming manufacturing company. From March 2008 until March 2010, Mr. Nelson was a director and served on the audit committee of Pacific Energy Resources Ltd., an energy producer. From April 2008 to November 2012, Mr. Nelson served as a director and as Chairman of the audit committee of the board of directors of Cequel Communications, an owner and operator of a large cable television system. Since April 2010, Mr. Nelson has served as a director and member of the audit committee of Take Two Interactive Software, Inc., a publisher, developer, and distributor of video games and video game peripherals, a company in which Mr. Icahn has an interest through the ownership of securities. Since June 2011, Mr. Nelson has served as a director and member of the compensation and strategic alternatives committees of Motricity Inc. and, since January 2012, Chairman of its Board of Directors. Because of Mr. Nelson's experience as the Chief Executive Officer of multiple companies, as well as his previous service as a director of several other publicly reporting companies, including those in the gaming industry, Mr. Nelson is able to provide the Board of Directors with the perspective of an experienced executive officer and is able to give insight related to the management and operations of a publicly traded company. In addition, Mr. Nelson's previous experience as an audit committee member provides the Board of Directors with knowledge in dealing with financial and accounting matters, and particularly qualifies him to serve in his role on the Audit Committee.

Daniel H. Scott. Mr. Scott has served on the Board of Directors since May 2010 and is a member of its Audit Committee. Mr. Scott has been an independent gaming consultant and strategic advisor since 2001. Mr. Scott served as a director of Galaxy Gaming, Inc., a Las Vegas based public company from December 2009 to April 2012. From 1995 to 1997, Mr. Scott served as Senior Vice President and Chief Financial Officer of MGM Grand Hotel and Casino in Las Vegas, Nevada. From 1983 to 1995, Mr. Scott served as Vice President and Treasurer of Caesars Palace Hotel and Casino in Las Vegas, Nevada. He holds a degree in business administration from the University of Wisconsin. Mr. Scott is also a certified public accountant. Mr. Scott's extensive experience in the gaming and lodging industry provides the Board of Directors with valuable insight into the highly regulated casino gaming industry. In addition, Mr. Scott's experience as a certified public accountant and as an executive and chief financial officer of companies in the gaming and lodging industries provides the Board of Directors with valuable knowledge in dealing with financial and operational matters, and particularly qualifies him to serve in his role on the Audit Committee.

Anthony P. Rodio. Mr. Rodio has served as President and Chief Executive Officer of the Company since May 2012. Mr. Rodio also served as the Company's President and Chief Operating Officer from February 2012 through April 2012 and as President and Chief Executive Officer of the Company's subsidiary, Tropicana Atlantic City Corp., or Tropicana AC, from May 2011 through April 2012. Prior to joining the Company, Mr. Rodio served in numerous executive positions in the gaming industry over more than 20 years including serving as General Manager for Penn National Gaming's Hollywood Casino in Lawrenceburg, Indiana from October 2008 through May 2011, President of Colony Capital's AC Hilton and Resorts Atlantic City operations from June 2005 through September 2008, Senior Vice President Finance and later Regional Chief Financial Officer for Harrah's Resort Atlantic City from October 1998 through May 2005, Vice President Finance at Trump Marina from May 1997 through September 1998 and as Vice President Finance for Merv Griffin's Resorts Casino Hotel in Atlantic City between September 1990 and May 1997. Mr. Rodio also serves on the boards of many professional and charitable organizations including Atlantic City Alliance, United Way of Atlantic

County, the Casino Association of New Jersey where he currently serves as President and the Lloyd D. Levenson Institute of Gaming Hospitality & Tourism. Mr. Rodio received his Bachelor of Science Degree in Accounting from Rider University and Master of Business Administration degree from Monmouth University. Mr. Rodio's extensive experience in the gaming and lodging industries, including the high-level executive positions he has held and his strategic, operational, financial and leadership abilities, together with the insights he has gained from serving as our President and Chief Operating Officer, will provide the Board of Directors with broad and deep knowledge about our industry, our Company and the markets in which we compete.

Director Independence and Controlled Company Status

The Board of Directors has determined that Messrs. Cassella, Nelson and Scott are "independent" as that term is defined under the current rules of the NASDAQ Stock Market LLC ("Nasdaq"). Each of Messrs. Gary and Ninivaggi are employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn. Mr. Rodio is our President and Chief Executive Officer. Our Board of Directors considered several factors in making the determinations of independence. In particular, as to Mr. Nelson, the directors' analysis included consideration of (i) his current directorships of Icahn Enterprises G.P., American Entertainment Properties Corp. and Take-Two Interactive Software, Inc., which are affiliates of, or investments held by, Mr. Icahn and (ii) his prior directorships of various public and private companies affiliated with Mr. Icahn. As to Mr. Cassella, the directors' analysis included consideration of his past employment as Chief Executive Officer and President of Stratosphere Corporation, which was an affiliate of Mr. Icahn. The Board of Directors did not assign any particular weight or importance to any one of these factors but rather considered them as a whole. After considering all of these factors, our Board of Directors concluded that none of Messrs. Cassella, Nelson or Scott had any relationship that would interfere with their exercise of independent judgment in carrying out the responsibilities of a director, and that each of them satisfied Nasdaq's independence requirements.

We have made a determination of independence of our directors under Nasdaq's standards solely for purposes of complying with the rules and regulations of the Securities and Exchange Commission ("SEC"). We are not subject to the independence requirements, or any other rule or regulation, of Nasdaq.

During 2012 and through the date of this Proxy Statement, Mr. Icahn, our principal beneficial stockholder and the chairman of our Board of Directors, controlled more than 50% of the voting power of our Common Stock. See "Security Ownership of Certain Beneficial Owners and Management" below. Consequently, to the extent we were listed on Nasdaq, we would be considered a "controlled company" under applicable Nasdaq rules. Under these rules, a "controlled company" may elect not to comply with certain Nasdaq corporate governance requirements, including requirements that: (i) a majority of the Board of Directors consist of independent directors; (ii) director nominees be selected or recommended for the Board of Director's selection by a majority of the independent directors or by a nominating committee composed solely of independent directors; and (iii) compensation of executive officers be determined or recommended to the Board of Directors by a majority of independent directors or by a compensation committee that is composed entirely of independent directors.

Stockholder Communications

Stockholders may contact the Board of Directors by writing to them c/o Secretary, Tropicana Entertainment Inc., 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113. All communications addressed to the Board of Directors will be delivered to the Board of Directors. If stockholders desire, they may contact individual members of the Board of Directors, our independent directors as a group, or a particular committee of the Board of Directors by appropriately addressing their correspondence to the same address. In each case, such correspondence will be delivered to the appropriate director(s).

Board Leadership Structure

Under our Bylaws, the Board of Directors may designate a Chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board of Directors. The Company does not have a fixed policy as to whether the Chairman of the Board of Directors should be an independent director and believes that its flexibility to select its Chairman and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Presently, the Board of Directors has chosen to separate the roles of Chief Executive Officer and Chairman of the Board of Directors. Mr. Rodio is our Chief Executive Officer and Mr. Icahn is Chairman of the Board of Directors. We believe this structure is optimal for the Company because it allows Mr. Rodio to focus on the day-to-day operation of the business and coordination of the long and near-term operational performance and efforts of the Company in alignment with the strategic guidance and direction offered from the Board of Directors, while allowing Mr. Icahn to focus on leadership of the Board of Directors. Mr. Rodio also serves as a director, an arrangement that the Company believes is effective to ensure that relevant information is made available directly from management to the Board of Directors. This structure optimizes the roles of Chief Executive Officer and Chairman and provides the Company with sound corporate governance practices in the management of its business.

The Board of Directors has not appointed a lead independent director, however, the Board of Directors maintains effective independent oversight through a number of governance practices, including, open and direct communication with management, and input on meeting agendas. In addition, the Audit Committee is comprised entirely of independent directors.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of its officers and employees, including our President and Chief Executive Officer and our Executive Vice President, Chief Financial Officer and Treasurer (who is also our principal accounting officer).

Our Code of Ethics may be viewed by visiting our website at *www.tropicanacasinos.com*. Our Code of Ethics may also be obtained by contacting our Secretary at 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113. Any amendments to, or grants of any waivers of, a provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules will be disclosed on our website promptly following the date of such amendment or waiver.

Board Meetings and Board Committees

The full Board of Directors had six meetings in 2012. During 2012, each incumbent director of the Company during their term attended at least 75% of the meetings of the Board of Directors (held during the period for which such person has been a director) and the committees of the Board of Directors on which he served (during the periods that such person served).

Directors are encouraged, but not required, to attend our annual meetings of stockholders. One of our directors attended our 2012 Annual Meeting of Stockholders.

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Copies of each of these charters are publicly available on our web site, *http://www.tropicanacasinos.com*. Printed copies of these documents are also available upon written request to Secretary, Tropicana Entertainment Inc., 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113.

Audit Committee

The Audit Committee of the Board of Directors is currently chaired by Mr. Cassella and consists of Messrs. Cassella, Nelson and Scott. Among its functions, which are specified in its charter, the Audit Committee is responsible for:

- selecting, evaluating and overseeing the Company's auditors;
- evaluating the independence of the Company's independent auditors;
- approving the independent auditor's annual engagement letter and all audit and permitted non-audit services;
- reviewing with the Company's independent auditors their annual audit plan and monitoring the progress and results of such plan;
- reviewing the adequacy of the Company's accounting and internal control policies and procedures;
- overseeing the Company's compliance with legal and regulatory requirements; and
- overseeing the Company's compliance program and compliance committee (the "Compliance Committee") and additional risk oversight.

The Board of Directors has designated each of Messrs. Cassella and Scott as an "audit committee financial expert" within the meaning of the rules of the SEC. The Board of Directors has determined that each of Messrs. Cassella, Nelson and Scott are "independent" as that term is defined under applicable rules of the SEC and current Nasdaq rules. The Audit Committee met eight times in 2012. In carrying out its purposes and responsibilities, the Audit Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors.

Compensation Committee

The Compensation Committee of the Board of Directors consists of Messrs. Ninivaggi and Gary. The Board has determined that Messrs. Ninivaggi and Gary are not "independent" as that term is defined under current Nasdaq rules. As described above, the compensation of our executive officers is not required to be determined or recommended to the Board of Directors by a majority of independent directors or by a compensation committee that is composed entirely of independent directors. Among its functions, which are specified in its charter, the responsibility of the Compensation Committee includes:

- reviewing and approving all compensation arrangements for each executive officer and certain other employees, including each named executive officer;
- overseeing, administering and approving the grants and terms of any incentive, stock or other equity based compensation plan; and
- reviewing and providing recommendations to the Board of Directors regarding compensation paid to any member of the Board of Directors.

The Compensation Committee met seven times in 2012. The Compensation Committee may, to the extent permitted by applicable laws and regulations, form and delegate any of its responsibilities to a subcommittee when it deems appropriate. In carrying out its purposes and responsibilities, the Compensation Committee has authority to retain any independent consultant, accountant, legal counselor or other advisor on matters of employment, executive compensation, employee benefits or such other areas of expertise as the Compensation Committee deems necessary. For a discussion of our executive compensation practices and the role of the Compensation Committee in compensation matters, see "Executive Compensation—Compensation Discussion and Analysis" below.

Nominating and Governance Committee

The Nominating and Governance Committee of the Board of Directors is currently chaired by Mr. Icahn and consists of Messrs. Icahn, Nelson and Ninivaggi. The Board of Directors has determined that Messrs. Icahn and Ninivaggi are not "independent," and that Mr. Nelson is "independent," as that term is defined under current Nasdaq rules. As described above, our director nominees are not required to be selected or recommended for the Board of Director's selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Among its functions, which are specified in its charter, the responsibility of the Nominating and Governance Committee includes:

- establishing procedures for the selection of directors;
- identifying, evaluating and recommending to the Board of Directors candidates for election or re-election as directors;
- recommending to the Board of Directors candidates to fill vacancies on the Board of Directors;
- in consultation with the Chairman of the Board of Directors and the Chief Executive Officer of the Company, developing and recommending to the Board of Directors a set of corporate governance guidelines and principles; and
- ensuring that management is evaluated regularly, either by the Nominating and Governance Committee, by another committee of the Board of Directors or by the directors.

The Nominating and Governance Committee held one meeting in 2012.

The Nominating and Governance Committee's policy is to identify potential nominees based on suggestions from the Company's Chief Executive Officer, members of the Nominating and Governance Committee, other members of the Board, other executive officers, stockholders, outside search firms and other consultants retained by the Nominating and Governance Committee, if any, and by other means, and to evaluate such persons as a committee. In addition, from time to time, the Board of Directors may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate.

The Nominating and Governance Committee will consider recommendations for nomination of directors from the Company's stockholders in the same manner as nominees recommended by other sources. Stockholders wishing to bring a nomination for a director candidate at a stockholders meeting must give written notice to the Company's Secretary. In order to be considered timely, a stockholder's notice to the Secretary shall be delivered to or mailed and received at the principal executive office of the Company not less than sixty (60) nor more than ninety (90) days prior to the date of the first anniversary of the previous year's annual meeting; *provided*, *however*, that in the event the annual meeting is scheduled to be held on a date more than thirty (30) days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the later of the 60th day prior to the annual meeting and the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.

In addition to information regarding the nominating stockholder as set forth in the Bylaws, such stockholder's notice shall set forth as to each individual whom the stockholder proposes to nominate for election or reelection as a director:

- the name, age, business address and residence address of such individual,
- the class, series and number of any shares of stock of the Company that are beneficially owned by such individual,
- the date such shares were acquired and the investment intent of such acquisition,
- whether such stockholder believes any such individual is, or is not, "independent" as set forth in the requirements established by any stock market on which the Company's securities may be listed or, if the Company's securities are not listed on any stock market, as set forth in the requirements established by Nasdaq (solely for purposes of complying with the rules and regulations of the SEC), and information regarding such individual that is sufficient, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Company, to make either such determination, and
- all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Any such submission must be accompanied by the written consent of the individual whom the stockholder proposes to nominate to (i) being named in the proxy statement as a nominee, (ii) serving as a director if elected and (iii) complying with all applicable gaming laws and regulations required of directors of the Company. The Company will forward all properly submitted nominations to the Nominating and Governance Committee for consideration. The Nominating and Governance Committee may, but will not be required to, consider nominations not properly submitted in accordance with this policy. The Nominating and Governance Committee may request further information and documentation from any proposed nominee or from any stockholder proposing a nominee. All nominees properly submitted to the Company (or which the Nominating and Governance Committee otherwise elects to consider) will be evaluated and considered by members of the Nominating and Governance Committee using the same criteria as nominees identified by the Nominating and Governance Committee itself.

The Board's Role in Risk Oversight

The Board of Directors has an active role in overseeing and monitoring the Company's areas of risk. While the full Board of Directors has overall responsibility for risk oversight, the Board of Directors has assigned certain areas of risk primarily to designated committees, which report back to the full Board of Directors. The Board of Directors regularly reviews information regarding the Company's risks relating to political, regulatory, construction, operations, succession planning, catastrophic events and general financial conditions. The Audit Committee is primarily responsible for the oversight of credit, related party, construction and general financial risks and oversees the Compliance Committee, a regulatory compliance committee comprised of two members of the Company's senior management and one independent member. The Compliance Committee primarily oversees risks relating to regulatory, security and political compliance. The Compensation Committee is primarily responsible for monitoring risks relating to the Company's compensation policies and practices to determine whether they create risks that may have a material adverse effect on the Company. The Board of Directors, in consultation with management and the Company's outside auditors, has identified specific areas of risk including: regulatory compliance, legislative and political conditions, capital availability, liquidity and general financial conditions, gaming credit extension and collection, construction, catastrophic events and succession planning.

Throughout the year, the Board of Directors and the relevant committees receive reports from management that include information regarding major risks and exposures facing the Company and the steps management has taken to monitor and control such risks and exposures. In addition, throughout the year, the Board of Directors and the relevant committees dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

The Company believes that the extent of its Board of Directors' (and its committees') role in risk oversight complements its Board of Directors' leadership structure because it allows the Company's independent directors, through the Audit Committee, to exercise oversight of risk without any conflict that might discourage critical review.

Director Compensation

2012 DIRECTOR COMPENSATION

The following table discloses the compensation for each non-employee director who served on our Board of Directors during the year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Daniel A. Cassella	50,000	50,000
Daniel A. Ninivaggi	—	—
Hunter C. Gary	—	—
Carl C. Icahn	—	—
James L. Nelson	—	—
Daniel H. Scott	50,000	50,000

Discussion of 2012 Director Compensation Table

Each independent director of our Board of Directors was entitled to an annual fee of $50,000 (including service on certain committees of the Board of Directors). Mr. Nelson waived his annual fee. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board of Directors and committee meeting.

Compensation Committee Interlocks and Insider Participation

Messrs. Ninivaggi and Gary served on the Compensation Committee in 2012. Other than Mr. Ninivaggi, who served as Interim Chief Executive Officer from January 2011 to April 2012 and was appointed to our Compensation Committee effective May 1, 2012, none of the members of the Compensation Committee was an officer or employee or former officer or employee of the Company or its subsidiaries. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function or, in the absence of any such committee, the board) of any other entity, one of whose executive officers served as a director of the Company or as a member of the Company's Compensation Committee during 2012.

Executive Officers

Executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Executive

Compensation—Compensation Discussion and Analysis" below. Set forth below are the names, ages, position or positions, and biographical information of our executive officers:

Name	Age	Position
Anthony P. Rodio	54	President and Chief Executive Officer
Lance J. Millage	44	Executive Vice President, Chief Financial Officer and Treasurer
William C. Murtha	57	Senior Vice President, General Counsel and Secretary

For Mr. Rodio's biographical information, see "—Information Regarding the Director Nominees" above.

Lance J. Millage. Mr. Millage served as our Executive Vice President, Chief Financial Officer and Secretary from February 2011 through November 2011 and, since November 2011, has served as our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Millage was originally appointed to the position of our Treasurer in November 2009. From November 2009 to February 2011, Mr. Millage served as our Senior Vice President, Finance. Mr. Millage served as Senior Vice President, Finance and Treasurer at Tropicana Entertainment Holdings, LLC, a predecessor of the Company, from November 2009 through March 8, 2010. Prior to accepting his position with Tropicana Entertainment Holdings, LLC, Mr. Millage was with Resorts International Holdings, LLC, a company that strategically purchases and resells casino properties, since 2005 as the Senior Vice President and Corporate Controller and prior to that the Assistant General Manager and CFO for their Resorts East Chicago property, where he oversaw the operations of the company. Prior to that Mr. Millage was the Managing Director of Casino Operations for the Nevada region for Hyatt Gaming Services from 2004 to 2005, where he directed and coordinated gaming operations. Mr. Millage has over 20 years of experience in the casino and hospitality industry with Resorts International Holdings, LLC, Hyatt Gaming Services and Harrah's Entertainment serving in key financial positions combined with general management responsibilities. Mr. Millage graduated from the University of Missouri—St. Louis with a Bachelor of Science in Accounting.

William C. Murtha. Mr. Murtha joined the Company in September 2011 as Corporate Counsel and has served as our Senior Vice President, General Counsel and Secretary since November 2011. Mr. Murtha has over 25 years of experience in the casino and resort hospitality industry, having worked in a legal capacity for a number of gaming companies. Prior to joining Tropicana, Mr. Murtha was Senior Vice President and Corporate Counsel for Kerzner International from 1997 to 2009, Vice President and General Counsel for Resorts International Hotel, Inc. from 1994 to 1997, Vice President and General Counsel for the Casino Association of New Jersey from 1990 to 1993 and Assistant Corporate Counsel for Resorts International, Inc. from 1986 to 1990. Mr. Murtha has served on the Board of Directors of the AIDS Resource Foundation For Children, a not-for-profit corporation, since 2010 and also served on the Board of Trustees for the International Association of Gaming Advisors from 2002 to 2010. Mr. Murtha received his Bachelor of Arts degree in Political Science from Rutgers University in 1977 and his Juris Doctorate degree from Seton Hall University School of Law in 1984.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Exchange Act, the Company's directors and executive officers, and any persons holding 10% or more of its Common Stock, are required to report their beneficial ownership and any changes therein to the SEC and the Company. Based solely upon a review of reports filed by such persons, the Company believes that each of its directors, executive officers and any persons holding 10% or more of its Common Stock complied with all Section 16(a) filing requirements applicable to them during the fiscal year ended December 31, 2012.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the beneficial ownership of our Common Stock as of April 1, 2013 (unless otherwise noted) of each person who we know beneficially owns more than 5% of our Common Stock, our directors and named executive officers (as that term is used below under "Executive Compensation"), and all of our directors and executive officers as a group.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our Common Stock. The percentage of our Common Stock beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds that are exercisable or convertible within 60 days of as of April 1, 2013, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of Common Stock shown as beneficially owned by the person.

Except as otherwise indicated, the business address for each of the following persons is 8345 West Sunset Road, Suite 200, Las Vegas, NV 89113.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Funds under the management of Ares Management LLC(2)	1,829,864	6.95%
Icahn Enterprises Holdings L.P.(3)	17,862,706	67.89%
Daniel A. Cassella	—	0%
Hunter C. Gary	—	0%
Carl C. Icahn(3)	17,862,706	67.89%
Anthony P. Rodio	—	0%
Lance J. Millage	—	0%
William C. Murtha		0%
James L. Nelson	—	0%
Daniel A. Ninivaggi	—	0%
Daniel H. Scott	—	0%
All directors and executive officers as a group (12 persons)	17,862,706	67.89%

* Less than one percent.

(1) Based on 26,312,500 shares of Common Stock outstanding as of April 1, 2013.

(2) Ares Management LLC ("Ares Management") directly or indirectly manages certain investment vehicles that hold in the aggregate 1,829,864 shares of our Common Stock. No single one of such investment vehicles beneficially owns five percent or more of our Common Stock. Ares Management is indirectly controlled by Ares Partners Management Company LLC ("APMC"). APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee of APMC, and Ares Management and the partners, members, employees and managers of Ares Management disclaims beneficial ownership of our Common Stock, except to the extent of such person's pecuniary interest therein. Each of the members of the executive committee of APMC, the Ares Entities (as such term is defined in the Ares 13G)(other than each Ares Recordholder (as such term is defined in the Ares 13G) with respect to the Common Stock owned by it) and the directors, officers, partners, stockholders, members and

managers of the Ares Entities expressly disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein. The address for Ares Management and the investment vehicles that hold the shares of our Common Stock is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067. Information for the persons listed above is based on information contained in a Schedule 13G filing made by such persons with the SEC on February 7, 2013 (the "Ares 13G").

(3) Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings") directly beneficially owns 17,862,706 shares of our Common Stock. Beckton Corp. ("Beckton") is the sole stockholder of Icahn Enterprises G.P., which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Enterprises Holdings, Icahn Enterprises G.P. and Beckton. In addition, Mr. Icahn is the indirect holder of approximately 93% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises G.P. is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 17,862,706 shares of our Common Stock. Each of Icahn Enterprises G.P., Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to all such shares. Each of Icahn Enterprises G.P., Beckton and Mr. Icahn, by virtue of their relationships to Icahn Enterprises Holdings (as disclosed above), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares that Icahn Enterprises Holdings directly beneficially owns. Each of Icahn Enterprises G.P., Beckton and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. The address for Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, Suite 4700, New York, New York 10153. The address for Icahn Enterprises Holdings, Icahn Enterprises G.P. and Beckton is 445 Hamilton Avenue, Suite 1210, White Plains, New York 10601. Information for the persons listed above is based on information contained in the most recent Schedule 13D/13G filings and other filings made by such persons with the SEC as well as other information made available to us.

Compensation Policies and Practices As They Relate to the Company's Risk Management

The Company believes that its compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

The Company's Code of Ethics requires that the Company obtain the approval of the Audit Committee before entering into any contract or other arrangement on behalf of the Company that constitutes a "related-party" transaction (as defined in Item 404 of Regulation S-K promulgated by the SEC). Such transactions are brought to the attention of the Audit Committee by management or the affected related person. In its review and determination, the Audit Committee considers all relevant facts and circumstances, such as the business interest of the Company in such transaction, the benefits to the Company of the transaction, whether the terms of the transaction are no less favorable than those available with unrelated third parties and the nature of the related party's interest in such transaction.

Other than the transactions described below, for the last fiscal year there has not been, nor is there currently proposed, any transaction, as defined by the SEC:

- to which we are or will be a participant;
- in which the amount involved exceeded or will exceed $120,000; and
- in which any related person, as defined by the SEC, had or will have a direct or indirect material interest.

We believe that each of the transactions described below is on terms no less favorable to us than could have been obtained from unaffiliated third parties.

New Term Loan Facility

During 2011, the Company had outstanding a credit facility, which consisted of a $130 million senior secured term loan credit facility and a $20 million senior secured revolving credit facility (the "Exit Loan Facility"), among the Company, as borrower, the lenders from time to time party thereto and Icahn Agency Services LLC, as administrative agent and collateral agent (the "Administrative Agent"). An entity affiliated with Mr. Icahn, the chairman of the Company's board of directors and, through Icahn Enterprises, its principal beneficial stockholder, was a lender under the Exit Loan Facility and, because it held more than 50% of the loans extended under the Exit Loan Facility, constituted the "Required Lenders" under the Exit Loan Facility. In addition, the Administrative Agent is an entity affiliated with Mr. Icahn.

On December 19, 2011, the Company made an optional prepayment totaling $26.3 million under the Exit Loan Facility. The total amount prepaid comprised $25.0 million in repaid principal, plus accrued and unpaid interest thereon and the applicable Prepayment Premium (as such term is defined in the Exit Loan Facility). In connection with the prepayment and pursuant to a waiver letter agreement (the "Waiver Letter") dated as of December 15, 2011, by and among the Company, the Administrative Agent and the Required Lenders (as such term is defined in the Exit Loan Facility), the Required Lenders waived the requirement under the Exit Loan Facility that, prior to any optional prepayment of Term Loans thereunder, the Revolving Commitments shall have been terminated or reduced to zero (as such terms are defined in the Credit Agreement). The terms of the prepayment and the Waiver Letter were approved by the Company's audit committee.

On March 16, 2012, we entered into (i) a senior secured first lien term loan facility in an aggregate principal amount of $175 million (the "New Term Loan Facility") pursuant to that certain Credit Agreement, by and among the Company, the lenders party thereto from time to time, UBS AG, Stamford Branch, as administrative agent and collateral agent, and UBS Securities LLC, as Sole Bookrunner and Sole Lead Arranger and (ii) a cash collateralized letter of credit facility in a maximum aggregate amount of $15 million (the "Letter of Credit Facility" and, together with the New Term Loan Facility, the "Credit Facilities") pursuant to that certain Reimbursement Agreement, by and between the Company and UBS AG, Stamford Branch, as issuing bank.

A portion of the net proceeds from the Credit Facilities was used to repay in full the amounts outstanding under the Exit Loan Facility, which Exit Loan Facility was terminated effective as of March 16, 2012. The total amount repaid comprised approximately $107.7 million in repaid principal, accrued and unpaid interest thereon and the applicable Prepayment Premium (as such term is defined in the Exit Loan Facility) and other transaction fees. The Credit Facilities were unanimously approved by a special committee comprised of independent directors of the Company's Board of Directors.

Insight Portfolio Group LLC (formerly known as Icahn Sourcing, LLC)

Icahn Sourcing, LLC ("Icahn Sourcing") is an entity formed and controlled by Mr. Icahn in order to maximize the potential buying power of a group of entities with which Mr. Icahn has a relationship in negotiating rates with a wide range of suppliers of goods, services and tangible and intangible property. The Company was a member of the buying group in 2012 and, as such, was afforded the opportunity to purchase goods, services and property from vendors with whom Icahn Sourcing had negotiated rates and terms. Icahn Sourcing did not guarantee that the Company would purchase any goods, services or property from any such vendors, and the Company was under no obligation to do so. Prior to December 31, 2012, the Company did not pay Icahn Sourcing any fees or other amounts with respect to the buying group arrangement.

In December 2012, Icahn Sourcing advised the Company that effective January 1, 2013 it would restructure its ownership and change its name to Insight Portfolio Group LLC ("Insight Portfolio Group"). In connection with the restructuring, the Company acquired a minority equity interest in Insight Portfolio Group and agreed to pay a portion of Insight Portfolio Group's operating expenses in 2013. In addition to the minority equity interest held by the Company, a number of other entities with which Mr. Icahn has a relationship also acquired equity interests in Insight Portfolio Group and also agreed to pay certain of Insight Portfolio Group's operating expenses in 2013. The Company may purchase a variety of goods and services as a member of the buying group at prices and on terms that the Company believes are more favorable than those which would be achieved on a stand-alone basis.

XO Communications Services, Inc.

On May 21, 2010, Tropicana AC entered into a service order agreement with XO Communications Services, Inc. and its affiliates (collectively, "XO Services") with respect to support and maintenance services for Tropicana AC's current private branch telephone exchange system. Mr. Icahn, our Chairman and controlling stockholder, is chairman and controlling stockholder of XO Holdings, Inc., XO Services' parent company. In exchange for these services, we paid XO Services monthly fees of $13,000 through July 2011, after which the monthly fees were reduced to $8,000 and have continued on a month-to-month basis. In addition, we have a service order agreement with XO Services with respect to support and maintenance services for certain of our properties' current private branch telephone exchange systems. In exchange for these services, we pay XO Services monthly fees of approximately $7,500. From time to time, we may enter into additional agreements with XO Services with respect to support and maintenance of private branch telephone exchange systems and voice over internet protocol systems.

WestPoint International, LLC (formerly, WestPoint International, Inc.)

From time to time, we and certain of our subsidiaries purchase sheets, towels and other products on a purchase order basis from WestPoint International, LLC (formerly, WestPoint International, Inc. or "WPI"). WPI is an indirect wholly owned subsidiary of Icahn Enterprises. In 2012 we and our subsidiaries purchased approximately $255,000 in the aggregate from WPI.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background

We formed to acquire certain assets of Tropicana Entertainment Holdings, LLC ("TEH") and certain of its subsidiaries pursuant to their plan of reorganization under Chapter 11 of Title 11 of the United States Code (the "Plan"). We also acquired certain other entities, all of which were part of the same plan of reorganization as TEH (collectively, the "Predecessors"). In addition, we acquired certain assets of Adamar of New Jersey, Inc. ("Adamar"), an unconsolidated subsidiary of TEH, including Tropicana AC. On May 5, 2008, the Predecessors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The reorganization of the Predecessors and the acquisition of Tropicana AC were consummated and became effective on March 8, 2010 (the "Effective Date"), at which time we acquired certain assets of Adamar and several of the Predecessors' gaming properties and related assets. Prior to the Effective Date, we conducted no business, other than in connection with the reorganization of the Predecessors and the acquisition of Tropicana AC, and had no material assets or liabilities.

Because we commenced operations on the Effective Date, we do not have a history of executive officer compensation practices for preceding fiscal years. Until the Effective Date, our employees and executive officers did not receive any compensation from us. On the Effective Date, the employees of TEH became our employees and our employees and executive officers began to receive the compensation from us which they had previously received as employees or executive officers of TEH, respectively.

The Compensation Committee oversees our executive compensation programs. As noted previously in this Proxy Statement, the compensation of our executive officers is not required to be determined or recommended to the Board of Directors by a majority of independent directors or by a compensation committee that is composed entirely of independent directors. The current members of the Compensation Committee are Messrs. Ninivaggi and Gary, both of whom are employees of companies affiliated with Mr. Icahn. The Compensation Committee may, at its discretion, consult with our Chief Executive Officer and, in certain circumstances, other executive officers, regarding compensation matters, as described further below under the heading "Overview of Compensation Committee—Role of the Chief Executive Officer".

The Company's management and the Compensation Committee believe that an executive's total compensation package should attract and retain key leadership to the Company and motivate those leaders to perform in the interest of promoting the Company's sustainable profitable growth in order to create value and satisfaction for our stockholders, customers, and employees.

Our Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under those programs and the factors we considered in making those decisions. Later in this section, under the heading "Summary Compensation Table," we include specific information about the compensation earned by the following individuals, whom we refer to as our "named executive officers":

- Anthony P. Rodio, who has been our President and Chief Executive Officer since May 2012, served as our President and Chief Operating Officer from February 2012 through April 2012 and served as the President and Chief Executive Officer of Tropicana AC from May 2011through May 2012; and
- Lance J. Millage, who has been one of our executive officers since the Effective Date, serving in various roles, and is currently our Executive Vice President, Chief Financial Officer and Treasurer;

- William C. Murtha, who has been our Senior Vice President, General Counsel and Secretary since November 2011; and
- Daniel A. Ninivaggi, who was our Interim Chief Executive Officer from January 2011 until April 2012 and who served as our Interim President from January 2011 until February 2012.

Our current executive officers are Messrs. Rodio, Millage and Murtha. Our "named executive officers" are determined in accordance with SEC rules and this Compensation Discussion and Analysis, the Summary Compensation Table and accompanying disclosure below address historical compensation paid to our "named executive officers" in accordance with such rules.

This discussion is intended to help you understand the compensation information presented in tabular form below and to put that information into the context of our overall compensation program.

Compensation Philosophy

Because we commenced operations on the Effective Date, we do not have a historical compensation philosophy that is reflected by a long-term compensation program. Our current compensation structure was originally designed to attract and retain our named executive officers in connection with our successful emergence from the reorganization of the Predecessors and the acquisition of Tropicana AC. It is the intent of our Compensation Committee to continue to design and put in place a comprehensive program of compensation and benefits that will reward our named executive officers for both their current and their long-term contributions to the Company and the Company's present and future performance. Our current levels of cash compensation for our named executive officers are intended to be competitive with other similarly sized and situated casino hotel companies. We seek to provide compensation that is commensurate with performance and calibrate incentive opportunities to generate less-than median awards when goals are not fully achieved and greater-than-median awards when performance goals are exceeded.

Compensation Program Design

We are considering a number of compensation and benefit programs for the named executive officers that may be implemented in the future in order to ensure that the total compensation paid to our named executive officers going forward is reasonable, competitive and consistent with market practice and the goals of delivering results to our stockholders, incentivizing both short and long-term performance and aligning the interests of our executives with those of our stockholders. The compensation structure inherited from TEH is not necessarily indicative of how we will compensate our executive officers as we continue to develop and implement our compensation policies and processes.

Overview of Compensation Committee

Our Compensation Committee is responsible for, among other things, overseeing our executive compensation and benefit programs, establishing the base salary, incentive compensation, equity awards, as applicable, and any other compensation for named executive officers, including our Chief Executive Officer, and reviewing and approving the Chief Executive Officer's recommendations for the compensation of certain named executive officers reporting to him. The Compensation Committee's intent is that the total compensation paid to our named executive officers is reasonable, competitive and consistent with market practice and the goal of delivering results to our stockholders.

Role of the Chief Executive Officer. It is expected that the Compensation Committee will consider the recommendations of the Chief Executive Officer regarding setting named executive officers' performance objectives, evaluating the actual performance of each named executive officer against those objectives through the performance review process and recommending appropriate salary and incentive awards through the compensation review process. The Chief Executive Officer participates in

Compensation Committee meetings at the request of the Compensation Committee. Other members of our management team as well as certain advisors may attend Compensation Committee meetings at the request of the Compensation Committee.

Role of Compensation Consultants. Neither the Compensation Committee nor Company management used an outside compensation consultant to determine or recommend the amount or form of executive or director compensation during 2012.

Results of Stockholder Advisory Vote on Executive Compensation.

In reviewing our 2012 compensation decisions and policies, our Compensation Committee considered the results of our stockholders' advisory vote to approve our executive compensation, which was conducted at our annual meeting of stockholders in May 2012. In the proxy statement provided to stockholders in connection with our 2012 annual meeting, the Board of Directors recommended that stockholders vote in favor of this proposal. The affirmative vote of the majority in voting power of shares present in person or represented by proxy at the 2012 annual meeting and entitled to vote thereon was required for advisory approval of this proposal. Over 99% of such shares were voted to approve, on an advisory basis, our executive compensation. Our Compensation Committee considered this vote as supportive of our compensation decisions and policies.

Further, our Compensation Committee considered the results of our stockholders' advisory vote on whether future advisory votes to approve our executive compensation should occur every one, two or three years. In the proxy statement provided to stockholders in connection with our 2011 annual meeting, the Board of Directors recommended that the stockholders vote in favor of an annual vote on this proposal. The affirmative vote of the majority in voting power of shares present in person or represented by proxy at the 2011 annual meeting and entitled to vote thereon was required for advisory approval of this proposal. Over 97% of such shares were voted to approve, on an advisory basis, the holding of an advisory vote on executive compensation on an annual basis. Our Compensation Committee considered this vote as supportive of our recommendation and continues to believe that an annual advisory vote to approve our executive compensation is appropriate.

Compensation of Interim Chief Executive Officer

Mr. Ninivaggi, our former Interim Chief Executive Officer and a member of our Board of Directors, is employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn. Such roles include his service as the Chief Executive Officer of Icahn Enterprises, an entity controlled by Mr. Icahn and through which Mr. Icahn owns a controlling stake in us. At the request of our Board of Directors and while we continued to focus on strengthening our management team, Mr. Ninivaggi served as our Interim President from January 2011 through February 2012 (at which time Mr. Rodio was appointed as our President and Chief Operating Officer), and served as our Interim Chief Executive Officer January 2011 until April 2012. Mr. Ninivaggi did not receive any compensation from us in connection with his role as our Interim Chief Executive Officer, nor did he receive any compensation from us in his prior role as our Interim President. Accordingly, the discussion below regarding the components of our executive compensation addresses the compensation of our "named executive officers" other than Mr. Ninivaggi.

2012 Executive Compensation Components

Set forth below is a discussion of the individual components of our fiscal 2012 compensation program for our named executive officers to promote our pay-for-performance philosophy and compensation goals and objectives.

Base Salary. We provided our named executive officers with a base salary which we believe was competitive and that corresponded and fairly related to their status and accomplishments, both professionally and within the industry. Individual base salaries were established based on the named executive officers' historical performance and anticipated future contribution to us. Salaries are reviewed annually and adjusted from time to time to recognize individual performance, promotions, competitive compensation levels and other subjective factors.

Annual Cash Incentive Compensation. Historically, our named executive officers have been offered annual incentive awards in the form of cash performance bonuses to encourage and reward achievement of our business goals and attract and retain executives. Year-end bonuses are usually determined after the end of our fiscal year and are based on an assessment of the executive officer's achievement of certain individual performance goals and the achievement of certain operating, financial and other corporate goals. During 2012, we did not maintain a formal annual incentive plan. However, the Compensation Committee awarded discretionary cash incentive payments based on individual, corporate and property level performance, based on recommendations of our Chief Executive Officer.

Long-Term Incentive Compensation; Equity Incentive Compensation. We do not currently offer long-term incentive compensation or equity incentive compensation to our named executive officers. However, as we develop the compensation and benefit programs for the named executive officers that we expect to be implemented in the future, we may consider offering additional long-term incentive and performance based incentive compensation to our named executive officers, which may include an equity incentive compensation component.

Pension; 401(k) Plan Benefits. The Company offers a defined contribution 401(k) plan, which covers substantially all employees who are not covered by a collective bargaining agreement and who satisfy certain age and length of service requirements. Plan participants can elect to defer before-tax compensation through payroll deductions. Such deferrals are regulated under Section 401(k) of the Internal Revenue Code. The plan allows for an employer contribution up to 50% of the first 3% of each participating employee's compensation, with the exception of Tropicana AC which allows for an employer contribution up to 50% of the employees contributions that are based on up to 6% of the employee's before-tax earnings. TEH elected to suspend the employer contribution effective May 1, 2009 with the exception of Casino Aztar Evansville. In September 2010, the Company suspended the employer contributions at Tropicana AC. The Company does not sponsor a defined benefit plan. We do not currently offer guaranteed retirement, pension benefits or other significant perquisite benefits to our named executive officers.

Nonqualified Deferred Compensation Arrangements. We do not currently offer a nonqualified deferred compensation plan or program for the benefit of our named executive officers.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with the Company's management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

Compensation Committee
Daniel A. Ninivaggi
Hunter C. Gary

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our named executive officers for the fiscal years ended December 31, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)(a)	Bonus ($)(a)	Non-Equity Incentive Plan Compensation ($)(a)(b)	All Other Compensation ($)(c)	Total ($)
Anthony P. Rodio(d)	2012	418,756	—	150,000	1,014	569,770
President and Chief Executive Officer	2011	207,696	25,000(e)	100,000	25,170	357,866
Lance J. Millage(f)	2012	340,000	—	100,000	368	440,368
Executive Vice President, Chief	2011	340,000	—	120,000	6,929	466,929
Financial Officer and Treasurer	2010	300,000	—	120,000	5,819	425,819
William C. Murtha(g)	2012	271,923	—	100,000	1,141	373,064
Senior Vice President, General Counsel and Secretary	2011	57,692	—	10,000	159	67,851
Daniel A. Ninivaggi(h)	2012	—	—	—	—	—
Interim Chief Executive Officer	2011	—	—	—	—	—

(a) Amounts shown are the salary, bonus and non-equity incentive plan compensation amounts earned for each fiscal year without consideration as to the year of payment.

(b) Represents awards of annual cash incentive compensation.

(c) Represent payments for accrued vacation time and the taxable income related to payment of premiums for group term life insurance in excess of $50,000 and, for Mr. Rodio, approximately $24,757 in relocation expenses paid by the Company in 2011.

(d) Mr. Rodio began his employment with our subsidiary, Tropicana AC, in May 2011 as its President and Chief Executive Officer. From February 2012 through April 2012 Mr. Rodio served as the Company's President and Chief Operating Officer and in May 2012 Mr. Rodio was appointed to the position of President and Chief Executive Officer. In 2011, Mr. Rodio's base salary was $360,000 on an annualized basis.

(e) Represents a cash signing bonus.

(f) Mr. Millage was compensated by TEH prior to the Effective Date. The Company began to compensate Mr. Millage on the Effective Date.

(g) Mr. Murtha was appointed to the position of Senior Vice President, General Counsel and Secretary in November 2011. In 2011, Mr. Murtha's base salary was $250,000 on an annualized basis.

(h) Mr. Ninivaggi served as our Interim President from January 2011 through February 2012 and served as our Interim Chief Executive Officer January 2011 until April 2012

Employment Agreements

The Company does not currently have any employment agreements with any of its named executive officers.

Grants of Plan-Based Awards

The Company had no equity or non-equity incentive plans as of December 31, 2012 and did not grant any stock or option awards in 2012.

Outstanding Equity Awards at Fiscal Year-End

The Company had no outstanding equity awards as of December 31, 2012.

Option Exercises and Stock Vested

The Company had no option exercises or stock vested during the year ended December 31, 2012.

Pension Benefits

The Company had no defined benefit plan or supplemental executive retirement plan as of December 31, 2012.

Nonqualified Deferred Compensation

The Company had no nonqualified deferred compensation arrangements as of December 31, 2012.

Potential Payments Upon Termination or Change-In-Control

We had no agreements or arrangements, written or unwritten, that provided for any payment to our named executive officers at or in connection with any termination of their employment, or a change-in-control, as of December 31, 2012.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Item No. 2 on Proxy Card)

The Audit Committee has appointed and the Company intends to engage Grant Thornton as the Company's independent registered public accounting firm and to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2013 and the Company's effectiveness of internal control over financial reporting as of December 31, 2013. This appointment is being presented to stockholders for ratification at the Annual Meeting. Stockholder ratification of the appointment of Grant Thornton as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise. The Company is submitting the appointment of Grant Thornton to stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Grant Thornton. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent audit firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. A representative of Grant Thornton is not expected to be present at the Annual Meeting, but will be available by telephone and will have an opportunity to make a statement if Grant Thornton desires and will be available to respond to appropriate questions.

The action of the Audit Committee in appointing Grant Thornton as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 will be ratified upon the approval of the affirmative vote of the majority in voting power of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. If a stockholder votes to "ABSTAIN," such stockholder's shares will have the same effect as a vote "AGAINST" such proposal. The ratification of the Audit Committee's appointment of Grant Thornton as the Company's independent registered public accounting firm is a routine matter and therefore no broker non-votes are expected to exist in connection with this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

Audit and Related Fees

Fees Paid to Independent Auditors

The following table sets forth the fees billed to us for professional audit services rendered by Grant Thornton for the years ended December 31, 2012 and December 31, 2011.

Category	Aggregate Fees 2012	Aggregate Fees 2011
	(in thousands)	
Audit Fees	$877	$904
Audit Related Fees	24	14
Tax Fees	—	—
All Other Fees	—	—

Audit Fees

Audit fees include the aggregate fees paid or accrued for professional services rendered for the Company's annual audit, the quarterly reviews of the Company's financial statements and audit services provided in connection with other regulatory or statutory filings including services related to SEC registration filings.

Audit Related Fees

Audit related fees include the aggregate fees paid or accrued for professional services rendered in connection with any assurance or related services (such as internal control reviews, attest services that are not required by statute or regulation). The amount shown above in the table is the aggregate amount of audit-related fees billed by Grant Thornton in 2011, which related primarily to due diligence in connection with a potential transaction. Grant Thornton did not bill the Company for any audit-related fees in 2012.

Tax Fees

Tax fees include the aggregate fees paid or accrued for tax preparation and compliance, tax research and tax planning. Grant Thornton did not bill the Company for any fees for tax preparation and compliance, tax research or tax planning in 2012 or 2011.

All Other Fees

Except as described above, Grant Thornton did not bill the Company for any fees for, or deliver or render to the Company, any other products or services in 2012 or 2011.

Audit Committee Pre-Approval Policies and Procedures

All of the fees described in the table above were pre-approved by the Audit Committee in 2012 and 2011. The Audit Committee pre-approves services either by: (1) approving a request from management describing a specific project at a specific fee or rate, or (2) by pre-approving certain types of services that would comprise the fees within each of the above categories at usual and customary rates.

Audit Committee Report

The Audit Committee has confirmed that: (1) the Audit Committee reviewed and discussed our 2012 audited financial statements with management; (2) the Audit Committee has discussed with Grant Thornton the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU§380); (3) the Audit Committee has received the written disclosures and the letter from Grant Thornton required by Independence Standards Board Standard No. 1 and has discussed with Grant Thornton its independence from the Company and (4) based on the review and discussions referred to in clauses (1), (2) and (3) above, the Audit Committee recommended to the Board of Directors that our 2012 audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

This report is provided by the following independent directors, who constitute the Audit Committee:

Mr. Cassella
Mr. Nelson
Mr. Scott

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item No. 3 on Proxy Card)

We are requesting stockholder approval, on an advisory or non-binding basis, of the compensation of our named executive officers. As described in the Compensation Discussion and Analysis section of this Proxy Statement ("CD&A"), the Compensation Committee's goal in setting executive compensation is to provide our executives with a total compensation package that attracts and retains key leadership to the Company and motivates those leaders to perform in the interest of promoting the Company's sustainable profitable growth in order to create value and satisfaction for our stockholders, customers and employees. Stockholders are encouraged to read the CD&A, as well as the Summary Compensation Table and other related compensation disclosure which describe the compensation of our named executive officers in fiscal 2012. The affirmative vote of the majority in voting power of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required for advisory approval of this proposal. If a stockholder votes to "ABSTAIN," such stockholder's shares will have the same effect as a vote "AGAINST" such proposal. Broker non-votes will have no effect on the advisory approval of this proposal.

In accordance with Section 14A of the Exchange Act ("Section 14A"), which was enacted into law as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, stockholders are asked to approve the following advisory resolution:

> **RESOLVED**, that the stockholders of Tropicana Entertainment Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, Summary Compensation Table and related compensation disclosure included in this Proxy Statement.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board of Directors. However, the Board of Directors and the Compensation Committee will carefully consider the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2014 ANNUAL MEETING

Stockholders may present proper nominations of candidates for director or other proposals for inclusion in the Company's proxy statement and proxy card for consideration at the next annual meeting of stockholders by submitting such nominations or proposals in writing to the Secretary of the Company in a timely manner, calculated in the manner provided in Rule 14a-8(e) of the Exchange Act, applicable state law and the Company's charter and Bylaws. The Company expects that the 2014 Annual Meeting of Stockholders will be held in May 2014, but the exact date, time and location of such meeting have yet to be determined.

Deadlines for Submitting Stockholder Proposals for Inclusion in the Company's Proxy Statement and Proxy Card

To be considered timely under Rule 14a-8(e) of the Exchange Act for inclusion in the Company's proxy statement and proxy card for a regularly scheduled annual meeting, a stockholder's nomination of a candidate for director or other proposal must be received at the Company's principal executive offices not less than 120 calendar days before the anniversary of the date the Company's proxy statement was released to stockholders for the previous year's annual meeting. Accordingly, a stockholder's nomination of a candidate for director or other proposal must be received no later than December 24, 2013 in order to be included in the Company's proxy statement and proxy card for the 2014 Annual Meeting of Stockholders.

Deadlines for Submitting Notice of Stockholder Proposals for Consideration at the Company's Annual Meeting

The deadline for submitting notice of a stockholder's nomination of a candidate for director for consideration at the 2014 Annual Meeting of Stockholders under the Company's current Bylaws is not less than sixty (60) nor more than ninety (90) days prior to the date of the first anniversary of the previous year's annual meeting; *provided, however,* that in the event the annual meeting is scheduled to be held on a date more than thirty (30) days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the later of the 60th day prior to the annual meeting and the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Accordingly, a stockholder's nomination of a candidate for director must be received no earlier than February 15, 2014 and no later than March 17, 2014 in order to be considered at the 2014 Annual Meeting of Stockholders. In order to be considered timely, a stockholder's notice to the Secretary shall be delivered to or mailed and received at the principal executive office of the Company and shall set forth all information required under Section 14 of Article II of the Bylaws.

The deadline for submitting notice of a stockholder's other proposal for consideration at the 2014 Annual Meeting of Stockholders, under the Company's current Bylaws is not less than sixty (60) nor more than ninety (90) days prior to the date of the first anniversary of the previous year's annual meeting; *provided, however,* that in the event the annual meeting is scheduled to be held on a date more than thirty (30) days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the later of the 60th day prior to the annual meeting and the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Accordingly, a stockholder's nomination of a candidate for director must be received no earlier than February 15, 2014 and no later than March 17, 2014 in order to be considered at the 2014 Annual Meeting of Stockholders. In order to be considered timely, a stockholder's notice to the Secretary shall be delivered to or mailed and received at the principal executive office of the Company and shall set forth all information required under Section 15 of Article II of the Bylaws.

FORM 10-K AND OTHER MATTERS

The Company's Annual Report on Form 10-K, which was mailed to stockholders with or preceding this Proxy Statement, contains financial and other information about the Company, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy soliciting materials or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report," the "Audit Committee Report" and the Company operated websites referenced in this Proxy Statement shall not be deemed filed with the SEC or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act, and shall not be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent that the Company specifically incorporates it by reference into such filing.

THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES AND EXHIBITS, FILED WITH THE SEC FOR FISCAL YEAR 2012 TO ANY BENEFICIAL OWNER OF COMMON STOCK AS OF THE RECORD DATE UPON WRITTEN REQUEST TO TROPICANA ENTERTAINMENT INC., 8345 WEST SUNSET ROAD, SUITE 200, LAS VEGAS, NV 89113, ATTENTION: SECRETARY.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2013: The Notice of Annual Meeting, this Proxy Statement and the accompanying Annual Report on Form 10-K are available at *https://materials.proxyvote.com/89708X.*

OTHER MATTERS

The Board of Directors is not aware of any other matters to be presented at the Annual Meeting. Should any other matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such matters.

You are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend the Annual Meeting, you are requested to complete, date, sign and promptly return the accompanying Proxy Card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

William C. Murtha
Secretary

April 12, 2013

TROPICANA ENTERTAINMENT INC.

Shareowner Services
P.O. Box 64945
St. Paul, MN 55164-0945

COMPANY #

Vote by Internet, Telephone or Mail
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Your phone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET/MOBILE – www.eproxy.com/tpca
Use the Internet to vote your proxy until 12:00 p.m. (CT) on May 15, 2013.

PHONE – **1-800-560-1965**
Use a touch-tone telephone to vote your proxy until 12:00 p.m. (CT) on May 15, 2013.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

If you vote your proxy by Internet or by Telephone, you do NOT need to mail back your Proxy Card.

TO VOTE BY MAIL AS THE BOARD OF DIRECTORS RECOMMENDS ON ALL ITEMS BELOW, SIMPLY SIGN, DATE, AND RETURN THIS PROXY CARD.

Please detach here

The Board of Directors Recommends a Vote FOR Items 1, 2 and 3.

1. Election of directors:

01 Daniel A. Cassella
02 Hunter C. Gary
03 Carl C. Icahn
04 James L. Nelson
05 Daniel A. Ninivaggi
06 Daniel H. Scott
07 Anthony P. Rodio

☐ Vote FOR all nominees (except as marked) ☐ Vote WITHHELD from all nominees

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. ☐ For ☐ Against ☐ Abstain

3. Advisory resolution to approve executive compensation. ☐ For ☐ Against ☐ Abstain

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED AS THE BOARD RECOMMENDS.

Address Change? Mark box, sign, and indicate changes below: ☐

Date ____________

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.

TROPICANA ENTERTAINMENT INC.

ANNUAL MEETING OF STOCKHOLDERS

Thursday, May 16, 2013
1:00 p.m., New York City time

Brown Rudnick LLP
Seven Times Square
New York, New York 10036

Tropicana Entertainment Inc.
8345 West Sunset Road, Suite 200
Las Vegas, Nevada 89113

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on May 16, 2013.

The shares of stock you hold in your account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2 and 3.

By signing the proxy, you revoke all prior proxies and appoint Daniel A. Ninivaggi, Lance J. Millage and William C. Murtha, and each of them with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters that may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

10-K 1 a2012-12x3110k.htm 10-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

x **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the fiscal year ended December 31, 2012
or

o **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from to .

Commission file number 000-53831

TROPICANA ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Delaware	**27-0540158**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8345 W. Sunset Road, Las Vegas, Nevada 89113
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: **702-589-3900**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, $0.01 par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes x No o

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer o	Accelerated filer x	Non-accelerated filer o (Do not check if a smaller reporting company)	Smaller reporting company o

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes x No o

The aggregate market value of the common stock held by non-affiliates (all persons other than executive officers or directors) of the registrant as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $109.9 million based on the closing sales price of $13.01 per share of such stock on the OTCQB Market on June 29, 2012. As of March 1, 2013, there were 26,312,500 shares of the Registrant's common stock, $.01 par value per share, outstanding.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14, of this Form 10-K.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act). These statements involve known and unknown risks, uncertainties and other factors, which may cause our or our industry's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our expectations, hopes or intentions regarding the future, including but not limited to statements regarding our operating or other strategic plans; our competition, financing, revenue, or tax benefits; our beliefs regarding the sufficiency of our existing cash and credit sources, including our Credit Facilities (as defined herein) and cash flows from operating activities to meet our projected expenditures (including operating and maintenance capital expenditures) and costs associated with certain of our projects over the next twelve months; estimated asset and liability values; risk of counterparty nonperformance; our legal strategies and the potential effect of pending legal claims on our business and financial condition; and any financial or other information included herein based upon or otherwise incorporating judgments or estimates based upon future performance or events. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this report. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All forward-looking statements are qualified in their entirety by reference to the factors discussed above and under "Risk Factors" set forth in Part I Item 1A of this report, as well as the risks and uncertainties discussed elsewhere in this report. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time.

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PART I

ITEM 1. BUSINESS.

Unless the context indicates otherwise, or unless specifically stated otherwise, references to the "Company," "TEI," "we," "our" and "us" refer to Tropicana Entertainment Inc. and its subsidiaries.

Introduction

We are an owner and operator of regional casino and entertainment properties located in the United States and one casino resort development located on the island of Aruba. Our United States properties include three casinos in Nevada and one casino in each of Indiana, Louisiana, Mississippi and New Jersey. We primarily cater to local and regional guests to provide a fun and exciting gaming environment with high quality and high value lodging, dining, retail and entertainment amenities. Our properties offer a broad array of gaming options specifically tailored for our patrons in each market.

The following chart summarizes certain features of our properties as of December 31, 2012:

Name	Location	Casino Square Footage	Slot Machines (a)	Table Games (b)	Hotel Rooms
East					
Tropicana AC	Atlantic City, NJ	133,000	2,677	116	2,079
Central					
Casino Aztar	Evansville, IN	38,400	907	30	347
West					
Tropicana Laughlin	Laughlin, NV	53,000	1,008	18	1,495
River Palms	Laughlin, NV	58,000	538	5	1,001
MontBleu	South Lake Tahoe, NV	45,000	545	25	437
South and other					
Tropicana Greenville (c)	Greenville, MS	21,300	561	7	38
Belle of Baton Rouge	Baton Rouge, LA	28,500	785	23	288
Tropicana Aruba (d)	Noord, Aruba	3,400	100	7	361
		380,600	**7,121**	**231**	**6,046**

(a) Includes slot machines, video poker machines and other electronic gaming devices.
(b) Includes blackjack ("21"), craps, roulette and other table games; does not include poker tables.
(c) The Company expanded Lighthouse Point into a renovated, land-side facility. As part of this project, the operations at Bayou Caddy's Jubilee Casino ("Jubilee") were consolidated into Lighthouse Point Casino. The new combined property was rebranded as Trop Casino Greenville ("Tropicana Greenville").
(d) The Company opened a small temporary casino on December 16, 2011. Plans for a permanent casino are under consideration and development. A 361-unit timeshare and rental unit is currently operational.

We were formed in May 2009 to acquire certain assets of Tropicana Entertainment Holdings, LLC ("TEH") pursuant to TEH's plan of reorganization as described further in "Item 1—Business—Our Corporate History and Information."

Our Strengths

Focus on Regional Gaming Markets in Favorable Jurisdictions. Our properties primarily serve local and regional markets. We believe that regional gaming markets have been less volatile than destination gaming markets, which rely on air travel for their patronage. Our properties are primarily located in significant drive-in gaming markets, which allows our casino patrons to reach us in short travel times and make repeated trips to our gaming facilities. In order to meet the specific needs of local and regional customers, we tailor our gaming and entertainment experience to offer our customers a high quality product at a compelling price point. In addition, the majority of the states in which we operate offer favorable gaming tax laws, with approximately 70% of our net revenues generated in states with 8% or lower gaming tax rates.

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Diversity in Geography and Product Offerings. We operate both land-based and dockside gaming facilities in several of the largest commercial gaming states in the United States. In addition, we currently operate a small temporary casino at our property on the Caribbean island of Aruba. Plans for a permanent casino at that location are under consideration and development. Because our facilities are geographically diversified, we are not subject to reliance on any single gaming market, which we believe mitigates the impact of potential market cycles. The majority of our gaming facilities offer multi-denominational, state-of-the-art slot machines as well as a full range of table games and betting minimums and limits, catering to a wide range of potential customers. Our casino properties include hotel rooms, which both diversifies our revenue base and helps extend the average length of our patrons' stay at our facilities. Additionally, our customers enjoy a strong breadth of product offerings at our facilities, including restaurants, nightclubs, bars, retail stores and entertainment venues, which further diversifies our sources of revenue and offers our customers attractive non-gaming entertainment options.

Emphasis on Slot Play. At certain properties, we emphasize slot machine wagering, which we believe is typically both the highest margin and most predictable component of the gaming industry. Slot machines do not have the staffing requirements of table games nor do they have the variation in hold percentages that characterize the table game component of the casino business. We believe this affords us a more stable and predictable revenue base, as well as the potential for more consistent margins.

Committed Sponsorship. Icahn Enterprises L.P. ("Icahn Enterprises"), the beneficial owner of approximately 67.9% of our common stock, has demonstrated a history of successfully acquiring assets and improving and enhancing such assets' operations. Its investment record is based on a long-term investment horizon that enhances business value. Our management continues to work closely with Icahn Enterprises to identify immediate and long-term strategic and operational improvements.

Our Strategies

Offer A Fun and Exciting Experience at Good Value. We believe our facilities provide our guests with an attractive price-to-value relationship by offering an exciting gaming atmosphere in attractive surroundings. We seek to apply this positioning across our gaming and related amenities while maintaining attentive and friendly guest service. We also emphasize professional and courteous attitudes consistent with our high hospitality standards. By communicating our value proposition to customers through our marketing programs and their experiences at our properties, we believe we distinguish ourselves from our competition.

Leverage Brand Awareness and Customer Loyalty. Tropicana is a longstanding and recognizable brand in the gaming industry. We continuously strive to identify marketing and promotion innovations that strengthen brand awareness and improve customer flow. *Trop Advantage*, our player loyalty card program, offers customers discounts and other benefits across our properties. We have also implemented strategically targeted direct mail and social media marketing programs to enhance brand loyalty with current customers and attract new patrons to our properties.

Continue Execution of Operational Improvements and Cost Saving Opportunities. Since TEH's plan of reorganization in March 2010, we have implemented a number of capital investment programs and operational "best practices" aimed at growing revenue, improving margins at our properties, and reducing corporate overhead expenses. Our analytical approach to running our properties and in-depth research of gaming operations have allowed us to identify further cost saving opportunities across our portfolio of assets. Most of these savings do not impact customer service but rather involve a more efficient use of resources. These changes include centralizing purchasing to reduce costs, consolidating and streamlining back office operations, including utilizing third parties for certain services, reconfiguring gaming floor layouts and optimizing table game rules to increase hold and win. Other identified initiatives include developing a database and campaign manager system, outsourcing of minimal skill, large staff functions and consolidating business functions in areas where there are geographic synergies.

Pursue Appropriate Expansion Opportunities. Our primary focus since acquiring assets of TEH in bankruptcy has been the stabilization of revenue degradation driven by gaming market declines, implementation of operational improvements, renovation of our existing properties and development of strategic business initiatives at our existing properties. We will also consider expansion opportunities in new gaming jurisdictions and underserved markets and acquisition opportunities and other strategic transactions that may arise periodically.

Properties and Segments

The Company views each casino property as an operating segment which is aggregated by region in order to present our reportable segments: (i) East, (ii) Central, (iii) West and (iv) South and other. The following describes each of our properties by region.

East

Tropicana AC

Tropicana Casino and Resort, Atlantic City ("Tropicana AC") is situated on a 14-acre site with approximately 660 feet of ocean frontage in Atlantic City, New Jersey. This market generated gaming revenues of approximately $3.1 billion in 2012, making it the second largest gaming market in the United States. Located within driving distance from the densely populated New York-to-Washington D.C. corridor, the Atlantic City market attracts customers within a 300-mile radius, which includes approximately 48 million adults. Tropicana AC is one of the larger properties in Atlantic City featuring 2,079 hotel rooms in four towers and approximately 133,000 square feet of gaming space. In addition to the hotel rooms and gaming facilities, the property features The Quarter, a Havana-themed, Las Vegas-style, approximately 200,000 square-foot indoor entertainment and retail center, hosting several restaurants, nightclubs, shops and an IMAX theatre. Other amenities include a 2,000-seat showroom, an up-scale Disco themed nightclub, a full service spa and salon, a health club and indoor pool, a beach and pool bar and approximately 99,000 square feet of meeting and convention space. We are in the process of constructing a themed sports bar and restaurant venues in The Marketplace at Tropicana AC that are slated to open in the second quarter 2013 and should enhance our entertainment experience.

Central

Casino Aztar

Casino Aztar Evansville ("Casino Aztar") is a large casino hotel and entertainment complex, and a popular attraction in Evansville, the third largest city in the state of Indiana. The property serves customers in the tri-state region of southern Indiana, southeastern Illinois and northwestern Kentucky and is the only full service casino within an 85-mile radius, an area with approximately 1.2 million adults. Over 60% of Casino Aztar's revenues come from customers within a 50-mile radius. The property's casino operations are located dockside on the three-deck "City of Evansville" riverboat. Across the street from the casino and directly connected to it via pedestrian bridges, we own two distinctive hotels: the Casino Aztar Hotel, a 251-room hotel that underwent a significant room renovation in 2012 and offers guests a restaurant, conference rooms and banquet facilities; and Le Merigot Hotel, a luxurious 96-room boutique hotel with an upscale lounge. A 44,000-square-foot pavilion adjacent to the riverboat features three restaurants, an entertainment lounge, gift shop, coffee shop, players club and VIP lounge. The District at Casino Aztar, a $33 million entertainment complex that opened in late 2006, includes two restaurants and the Le Merigot Hotel. Casino Aztar also includes a seven-story parking garage as well as surface parking.

West

Tropicana Laughlin

Tropicana Laughlin Hotel and Casino ("Tropicana Laughlin") is located on an approximately 31-acre site on Casino Drive, Laughlin, Nevada's principal thoroughfare. The property attracts customers who drive in from southern California and Arizona. Tropicana Laughlin primarily targets customers in this market who are seeking great value, a breadth of amenities and friendly service in their gaming, lodging, dining and entertainment experiences. Non-gaming amenities include 1,495 hotel rooms, a heated outdoor swimming pool, seven restaurants, three full service bars, an entertainment lounge with live music, a premium lounge for high-end players, an 800-seat multi-purpose showroom and concert hall, meeting and convention space, retail stores, an arcade and a covered parking structure.

River Palms

River Palms Hotel and Casino ("River Palms") is located on an approximately 35-acre site also on Casino Drive, with approximately 1,300 feet of frontage on the Colorado River. This property also attracts customers who drive in from southern California and Arizona. The friendly, country-style atmosphere attracts customers seeking a relaxed experience at great value. Non-gaming amenities include 1,001 hotel rooms, 10,500 square feet of meeting and convention space, an outdoor pool, fitness center, three restaurants, three full service bars, a showroom, two entertainment lounges with live music and a covered parking structure.

MontBleu

MontBleu Casino Resort & Spa ("MontBleu") is situated on approximately 21 acres in South Lake Tahoe, Nevada surrounded by the Sierra Nevada Mountains. The property attracts both drive-in and destination patrons, primarily from the northern California and northern Nevada markets. The area also attracts people seeking outdoor recreational activities. In addition to the casino, the property offers guests 437 hotel rooms, a choice of three restaurants and various non-gaming

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amenities, including retail shops, two nightclubs, a 1,500-seat showroom, approximately 14,000 square feet of meeting and convention space, a parking garage, a full service health spa and workout area, an indoor heated lagoon style pool with whirlpool and a 120-seat wedding chapel.

South and other

Tropicana Greenville

In April 2012, we closed our Bayou Caddy's Jubilee Casino ("Jubilee") riverboat facility and its operations were consolidated into our Lighthouse Point Casino as part of a project to expand and rebrand that property as Trop Casino Greenville ("Tropicana Greenville"). The grand opening of Tropicana Greenville occurred in May 2012. Because the Company is continuing operations within the Greenville market by combining the operations into one facility, Jubilee is not presented as discontinued operations.

Tropicana Greenville, located in Greenville, Mississippi is a dockside gaming facility with slot machines and table games, a buffet, a bar and 419 onsite parking spaces. The property also includes a 210-foot, three-deck, dockside riverboat with slot machines, a deli and bars on each floor that is used as business levels dictate. The property also owns and operates the Greenville Inn & Suites, a 38-room suite hotel located less than a mile away, that offers free shuttle service to and from Tropicana Greenville. Tropicana Greenville along with another land-based casino, are currently the only gaming facilities in the Greenville market. The property draws customers primarily from the local market and to some extent from the Little Rock, Vicksburg and Tunica markets.

Belle of Baton Rouge

Belle of Baton Rouge Casino & Hotel ("Belle of Baton Rouge") is a dockside riverboat situated on approximately 23 acres on the Mississippi River in the downtown historic district of Baton Rouge, across from the River Center, a 70,000-square-foot convention center. The three-deck, dockside riverboat casino is one of three casino facilities in the Baton Rouge market. Baton Rouge is located 75 miles north of New Orleans and is the largest city in Louisiana. The city has experienced significant growth in recent years, particularly after Hurricane Katrina struck the New Orleans region in 2005. Over 90% of the Belle of Baton Rouge customer base resides within a 50-mile radius of the property. Non-gaming amenities include 288 hotel rooms, 25,000 square feet of meeting space, an outdoor pool, a fitness center, two restaurants, a deli, buffet, an entertainment venue inside a 56,000-square-foot glass atrium that also encloses a lush tropical lobby and two parking garages with 803 parking spaces.

Tropicana Aruba

Tropicana Aruba Resort & Casino ("Tropicana Aruba") is a casino resort under development in Noord, Aruba, that consists of 361 timeshare and rental units as well as a 3,400-square-foot temporary casino that opened in December 2011, two pools, a fitness center and tennis courts located on approximately 14 acres near Eagle Beach. We have plans to redevelop the property to include an approximately 16,000 square-foot casino, a room renovation, and ancillary facilities, however, our development plans have not been finalized and we may decide not to proceed.

Our Equity Owners

As of December 31, 2012, Icahn Enterprises was the beneficial owner of approximately 67.9% of the Company's Common Stock. Icahn Enterprises is a diversified holding company that owns subsidiaries engaged in a variety of businesses including investment management, automotive, gaming, metals, real estate, home fashion, railcar, energy and food packaging. Icahn Enterprises is publicly listed on the NASDAQ Global Select Market (ticker: "IEP"). Carl C. Icahn, who is the chairman of our board of directors, is also the chairman of the board of directors of the general partner of Icahn Enterprises.

Our Corporate History and Information

We are a Delaware corporation that was formed on May 11, 2009 to acquire certain assets of TEH and certain of its subsidiaries pursuant to their plan of reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). We also acquired Columbia Properties Vicksburg, LLC ("CP Vicksburg") which we later sold in March 2011, JMBS Casino, LLC ("JMBS Casino") and CP Laughlin Realty, LLC ("Realty"), all of which were part of the same plan of reorganization (the "Plan") as TEH (collectively, the "Predecessors"). In addition, we acquired certain assets of Adamar of New Jersey, Inc. ("Adamar"), an unconsolidated subsidiary of TEH, including Tropicana AC.

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On May 5, 2008 (the "Petition Date"), the Predecessors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Cases") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The reorganization of the Predecessors and the acquisition of Tropicana AC (together, the "Restructuring Transactions") were consummated and became effective on March 8, 2010 (the "Effective Date"), at which time we acquired certain assets of Adamar and several of the Predecessors' gaming properties and related assets. Prior to the Effective Date, we conducted no business, other than in connection with the reorganization of the Predecessors and the acquisition of Tropicana AC, and had no material assets or liabilities.

Pursuant to the Plan, on the Effective Date, a series of restructuring transactions were consummated through which we acquired the Predecessors in exchange for (i) the issuance of 12,098,053 shares of our common stock, $0.01 par value per share ("Common Stock") and warrants to purchase an additional 3,750,000 shares of Common Stock (the "Ordinary Warrants") in accordance with the Plan and (ii) the issuance of new debt in accordance with the Plan, which included the issuance to certain lenders of warrants to purchase an additional 1,312,500 shares of our Common Stock at $0.01 per share (the "Penny Warrants" and, together with the Ordinary Warrants, the "Warrants"). As a result of the reorganization we applied fresh-start reporting. Additionally, on the Effective Date, certain of our subsidiaries acquired Tropicana AC, and the lenders under the Credit Facility (as defined herein) each received their pro rata share of 12,901,947 shares of our Common Stock in exchange for their $200.0 million credit bid.

Our executive offices are located at 8345 W. Sunset Road, Suite 200, Las Vegas, Nevada 89113. Our telephone number is (702) 589-3900 and our website is *www.tropicanacasinos.com.*

Competition

We own land-based and riverboat casino facilities in five states and one casino resort development located on the island of Aruba. We compete with numerous casinos and casino hotels of varying quality and size in the markets in which our properties are located and with other forms of legalized gaming, including state-sponsored lotteries, racetracks, off-track wagering, video lottery, video poker terminals and card parlors. We also compete with other non-gaming resorts and vacation areas, and with various other entertainment businesses. The casino entertainment business is characterized by competitors that vary considerably by their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity.

In most markets, we compete directly with other casino facilities operating in the immediate and surrounding market areas, including casinos located on Native American reservations. In some markets, we face competition from nearby markets in addition to direct competition within our market areas.

We believe competition in existing markets has intensified over the last several years, due to new markets opening for development, overall challenging economic conditions and decreased spending on leisure activities. Many casino operators have invested in expanding existing facilities, developing new facilities, and acquiring established facilities in existing markets. The expansion of casino entertainment at existing properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors has increased competition in many markets in which we compete, and we expect this intense competition to continue.

Our operating results can be adversely affected by costs associated with advertising, promotions and complimentary services to patrons, the amount and timing of which may be affected by the advertising and complimentary policies and actions of our properties' competitors and our efforts to keep pace with them. If our operating revenues are insufficient to allow us to match the promotions of competitors, the number of our casino patrons may decline, which may have a material adverse effect on our financial performance. In addition, some of our competitors have significantly greater financial resources than we do, and as a result we may not be able to successfully compete with them in the future.

Our ability to compete successfully depends upon our ability to manage our costs and develop and implement strong and effective marketing campaigns both at our individual properties and across our business, as well as our investment in, and upgrade to, the facilities we own. To the extent we are unable to develop and implement these types of marketing initiatives and invest in and upgrade to our facilities, we may not be successful in competing in our markets, which may have a material adverse effect on our financial position.

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The competitive environment of each of our properties is described below by region.

East

Tropicana AC

Tropicana AC primarily competes with casino and gaming facilities located in Atlantic City, Pennsylvania, New York, Maryland, Delaware and Connecticut. The following is a brief summary of competition in these six markets.

Atlantic City. The Atlantic City market primarily serves the New York-Philadelphia-Baltimore-Washington, D.C. corridor with nearly 48 million adults living within a 300-mile radius. The Atlantic City market is currently the second largest gaming market in the United States, after Las Vegas.

Competition in Atlantic City is intense and continues to increase. Currently, the 12 casino hotels located in Atlantic City, including Tropicana AC, compete with each other on the basis of customer service, quality and extent of amenities and promotional offers. For this reason, Tropicana AC and its competitors have historically incurred substantial capital expenditures and marketing expenses to compete effectively. The current economic downturn and increased competition (actual and pending) from neighboring jurisdictions, particularly Pennsylvania, New York, Delaware and Maryland (as discussed in more detail below), has further intensified the competition among the 12 casino hotels operating in Atlantic City, and may require us to increase our capital expenditures and marketing expenses.

Revel Entertainment Group opened an approximately $2.6 billion resort on a 20-acre, oceanfront site next to the Showboat Casino Hotel in April 2012. The opening of Revel has not resulted in any change in the continued decline of the Atlantic City market and has added significantly to the intra-city competition for casino patrons. In addition, in 2012 Resorts Casino Hotel announced and is currently constructing an approximately $35 million Margaritaville-themed expansion project to its casino hotel, and Harrah's Casino Hotel has announced plans to construct a $134 million conference center with construction to commence in 2013 and an anticipated opening in 2014. These projects, when completed, will add to competition for gaming and meeting group customers. We cannot ascertain effects that any new projects will have on the Atlantic City gaming market. However, future developments and expansions could have a material adverse effect on our business and operations.

In 2011, New Jersey enacted several laws to enhance the ability of New Jersey casinos to effectively compete against growing competition in surrounding states. Those included a law that restructured the regulatory responsibilities of the New Jersey Division of Gaming Enforcement ("NJDGE") and New Jersey Casino Control Commission ("NJCCC") resulting in more streamlined and cost effective regulation and a tourism law that enhanced the scope of responsibility of the Casino Reinvestment Development Agency ("CRDA"), a New Jersey State agency charged with the redevelopment of Atlantic City and created the Atlantic City Alliance, a public-private partnership funded by Atlantic City casinos to jointly market Atlantic City.

The 2011 New Jersey laws also permit a limited number of "boutique casinos" to be developed in Atlantic City. These boutique casinos would be subject to less stringent size and costs structures than those to which Tropicana AC and other existing casinos are currently subject, but would be subject to a higher gross gaming tax than non-boutique Atlantic City casinos. These smaller, less capital intensive casinos could enhance the gaming market product in Atlantic City; however, the increased competition and new, modern casino experience these boutique casinos could offer could have a detrimental effect on the performance of existing facilities. Initially two developers expressed interest in developing boutique casinos, but the announced projects have yet to materialize.

In November 2011, New Jersey voters approved an amendment to New Jersey's constitution to allow for sports betting at Atlantic City casinos and racetracks. Enabling legislation was enacted and regulations were promulgated for New Jersey sports betting at racetracks and casinos in 2012, but implementation is subject to amendment or repeal of the U.S. Professionals and Amateur Sports Protection Act, the federal law that prohibits sports betting in New Jersey. Litigation is currently pending in Federal Court challenging the legality of the New Jersey sports betting legislation. In March 2013 the U.S. District Court in New Jersey upheld the constitutionality of the U.S Professional Amateur Protection Act and ruled that the New Jersey sports betting law violated the federal law prohibitions. New Jersey has indicated that it will file an appeal of the ruling to the U.S.

Circuit Court of Appeals for the Third Circuit. Should sports betting be implemented at Atlantic City casinos it would enhance Atlantic City's ability to compete with casinos in surrounding states, but increased competition among Atlantic City casinos and New Jersey racetracks will likely result.

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In December 2011, the United States Justice Department (the "Justice Department") issued an opinion reversing a long-standing position that all forms of internet gambling are illegal in the United Sates under The Wire Act, 18 U.S.C. 1084, et seq. (the "Wire Act"), a law that prevents certain gambling over phone lines. In the opinion, the Justice Department concluded that The Wire Act only prohibits the transmission of communications related to bets or wagers on sporting events or contests. As a result, certain states including New Jersey are moving forward with legislation to authorize various forms of intrastate internet gaming. In February 2013, New Jersey enacted legislation authorizing intrastate internet gaming through Atlantic City casinos. The legislation provides that licensed Atlantic City casinos including Tropicana AC may offer internet gambling games subject to regulations to be adopted by the NJDGE. The law provides for a 15% tax on internet gaming gross revenues and permits New Jersey to enter into agreements with other states to engage in multi-state internet wagering pools. The law has a 10 year sunset provision. We expect that internet gaming regulations will be adopted later in 2013 and internet wagering could begin in late 2013 or early 2014. Internet gaming in New Jersey would increase competition among casinos and could create a competitive dynamic between virtual gaming and land based Atlantic City gaming opportunities. Casinos with stronger marketing data bases or stronger internet gaming platforms could have an advantage over smaller operations.

In August 2008, the Atlantic City casinos executed a Purse Enhancement Agreement ("PEA") with the New Jersey Sports and Exposition Authority ("NJSEA"). This agreement required substantial annual payments to be made by the casinos to the NJSEA in 2008 through 2011 to subsidize horse racing. In exchange for these payments, a moratorium on the conduct of casino gaming in New Jersey outside of Atlantic City, including video lottery terminals at racetracks, was put in place until the expiration of the agreement on December 31, 2011. Since the expiration of this agreement, various legislative initiatives have been introduced to authorize casino gaming at New Jersey racetracks including the Meadowlands Racetrack in northern New Jersey, but none of these efforts have yet to succeed. Should New Jersey racetracks located in the northern or central part of the state be authorize to conduct gaming in the future, Atlantic City casinos including Tropicana could lose customers and business.

Pennsylvania. In July 2004, the Pennsylvania legislature enacted a law authorizing the Pennsylvania Gaming Control Board (the "PGCB") to permit a total of up to 61,000 slot machines in up to fourteen different licensed locations in Pennsylvania, seven at racetracks (each with up to 5,000 slot machines), five at free standing casinos (two in Philadelphia, one in Pittsburgh and two elsewhere, each with up to 5,000 slot machines) and two at established resorts (each with up to 500 slot machines). In addition, in January 2010 Pennsylvania enacted a law authorizing live table games at Pennsylvania casinos. As of December 31, 2012, there were approximately 27,000 slot machines and 1,100 table games operating in Pennsylvania. Atlantic City casinos, including Tropicana AC, primarily compete against the Pennsylvania gaming facilities located in the eastern part of the state. These include four Philadelphia metropolitan area casinos: Harrah's Casino at Chester Downs Racetrack, Sugarhouse Casino, Parx Casino at Philadelphia Park Racetrack and Valley Forge Casino, and three casinos located north of Philadelphia metropolitan area: Sands Casino Resort in Bethlehem, Pennsylvania, Mount Airy Casino Resort and Mohegan Sun at Pocono Downs (both located in the Pocono Mountains). Together, these casinos include approximately 16,230 slot machines and 718 table games as well as ancillary entertainment and restaurant amenities that compete against Atlantic City casinos. Competition from the Pennsylvania area gaming facilities has adversely impacted Atlantic City casinos, including Tropicana AC. In addition, in 2011 the PGCB revoked the license related to a second proposed casino development in Philadelphia and in 2012 implemented a new bidding process for the second Philadelphia casino license. Six (6) bids for the one available Category 2 casino license were submitted in November 2012 and the PGCB is expected to award the license sometime in 2013. In the event the second casino license is awarded to another gaming company and another casino is developed in Philadelphia, it could further impact Atlantic City gaming revenues.

New York. Pursuant to legislation enacted in 2001, the Division of the Lottery of the State of New York is authorized to permit the installation of video lottery terminals ("VLTs") at various horse racing facilities in New York. During 2004, VLT operations commenced at four upstate and western New York racetracks and at the Monticello racetrack in Sullivan County, which operates approximately 1,100 VLTs and is considerably closer (approximately 95 miles) to Manhattan than Tropicana AC. The VLT facility at Yonkers Raceway ("Yonkers") opened in late 2006 and now operates approximately 4,960 VLTs. The Genting Group was granted a license to operate VLTs at Aqueduct Racetrack (the "Aqueduct") in Queens, NY, and opened Resorts World Casino in late 2011. As of December 31, 2012 Resorts World Casino operates approximately 5,000 VLTs. Additionally, at various times there have been discussions about allowing VLTs at the Belmont racetrack ("Belmont"). The Yonkers, Aqueduct and Belmont locations are less than fifteen miles from Manhattan.

The 2001 legislation also authorized the Governor of New York to negotiate compacts authorizing the operation of up to six Native American casino facilities including slot machine gaming. A compact negotiated in 2002 authorized three such facilities located in the western part of New York and outside of Tropicana AC's primary market area. The remaining three Native American casinos, if developed, are required by law to be located in either Sullivan County or Ulster County, adjoining counties less than 100 miles northwest of Manhattan. In 2010, New York Governor Paterson and the Stockbridge-Munsee Band

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of Mohican Indians (the "Stockbridge-Munsee") settled outstanding land claim litigation pending in federal court in New York and executed a compact to provide for the Stockbridge-Munsee to operate a Class III tribal casino in Bridgeville, New York in Sullivan County where the Stockbridge-Munsee control approximately 330 acres of land, approximately 90 miles from New York City. In 2011 the compact was rejected by the United States Department of Interior and has yet to be resubmitted for approval. In addition, in 2012 the New York legislature passed legislation authorizing a ballot initiative to amend New York's constitution to provide for up to an additional seven commercial casinos in New York some of which could be located in the New York City metropolitan area. Under New York law, two successive legislatures are required to pass legislation to have a constitutional amendment placed on the ballot for voter approval. New York's legislative leaders and New York Governor Cuomo have indicated support for the ballot initiative which if passed in 2013 could be presented to voters for approval in November 2013. Competition from the VLT facilities at Aqueduct and Yonkers as well as from potential Native American casinos as may be authorized and operated in Sullivan or Ulster County or new commercial casinos that could in the future be authorized in New York state could adversely impact Atlantic City casinos, including Tropicana AC.

Maryland. In November 2008, Maryland voters passed a referendum to allow 15,000 slot machines at five locations across that state. There are currently three slot facilities open in Maryland. Penn National Gaming ("Penn") opened Hollywood Perryville in September 2010 with approximately 1,500 slot machines. Ocean Downs Racetrack opened in January 2011 and has approximately 800 slot machines. The Cordish Company opened Maryland Live! in June 2012 in Anne Arundel County near Baltimore, a property with 4,750 slot machines and electronic table games, which is Maryland's largest casino project. In November 2012, Maryland voters approved a referendum allowing a sixth casino in Prince George's County near Washington, D.C. and the addition of table games at all of Maryland's operating casinos. We believe these facilities in Maryland have adversely impacted Atlantic City casinos, including Tropicana AC, and that the addition of additional casinos in Maryland and table games at all Maryland casinos will present further competition to Atlantic City.

Delaware. Tropicana AC competes with Delaware primarily for gaming customers from the southern New Jersey, southern Pennsylvania and Delaware regions. Three racetrack casinos are currently operating in Delaware: Delaware Park with 2,540 slot machines and 87 table games, Dover Downs with 2,600 slot machines and 58 table games and Harrington with 1,800 slot machines and 51 table games. In June 2012, Delaware enacted legislation authorizing internet gaming to be conducted in the state and available to persons gambling within the state and any other state in which Delaware enters into a compact. Under the law which is expected to be implemented in late 2013 online gaming (including multiple casino and poker game options) would be accessible through the websites of Delaware casinos with the internet gaming system being controlled and monitored by the Delaware State Lottery. In addition, Delaware is one of five states that is authorized to engage in sports betting under federal law. Although Delaware's legalized sports betting is limited to parlay wagering on National Football League games where bettors must win bets on multiple games, this form of wagering that is not available at Atlantic City casinos combined with the gaming options available at Delaware racetracks have adversely impacted Atlantic City casinos, including Tropicana AC.

Connecticut. Connecticut features two mature resort style Native American casinos, Mohegan Sun and Foxwoods Resort and Casino. Mohegan Sun offers dining, hotel accommodations, entertainment and shopping in addition to 300,000 square feet of gaming space within three casinos. Foxwoods Resort and Casino also offers dining, hotel accommodations, entertainment and shopping in addition to 6,300 slot and video poker machines and over 360 table games. These casinos draw customers from the New York metropolitan area and southern New England that had traditionally gambled in Atlantic City. Atlantic City casinos, including Tropicana AC, continue to market against and compete with these facilities for customers in these geographic areas.

Massachusetts. In addition to these markets, in 2011 the Commonwealth of Massachusetts enacted a law providing for three resort casinos to be constructed in the central, southeastern and western parts of the state, and for one slot parlor with a maximum of 1,250 slot machines and no table games. In 2012 Massachusetts formed a gaming commission and initiated a regulatory process for issuance of the Massachusetts gaming licenses that is expected to be completed by late 2013 or early 2014. Several major gaming companies have announced proposals for large projects in the Springfield, Massachusetts area. It is anticipated that a large casino facility constructed in the western part of Massachusetts in or near Springfield could draw customers from the New York metropolitan area which could have a negative impact on Atlantic City casinos.

Central

Casino Aztar

As the only full service casino within an 85-mile radius of Evansville, Indiana, we believe Casino Aztar enjoys a prime location. Its nearest direct competitor, French Lick Casino, is located 85 miles to the northeast. Other casino competitors include: Horseshoe Southern Indiana located 115 miles east; Harrah's Metropolis located 140 miles southwest; and four casinos in the St. Louis, Missouri area located approximately 165 miles northwest. Indiana racino competitors include Indiana Live located 205 miles northeast; and Hoosier Park located 225 miles northeast.

Legislation to bring casino gambling to neighboring Kentucky has been intermittently introduced dating back to 1988. Now that Kentucky is bordered by five states with legalized gaming it may put additional pressure on the Kentucky legislature to legalize gaming. State leaders have debated for years whether Kentucky, a state with a long tradition of betting on horse races, can offer casino-style gambling at racetracks and new legislative initiatives have been announced for the 2013 legislative session. Although prior legislation to allow slots at the racetracks has thus far been unsucessful, in July 2010 the Kentucky Horse Racing Commission (the "KHRC") approved regulations permitting Instant Racing to be operated by Kentucky's racetracks. Instant Racing, a game currently in use in Arkansas, allows players to bet on historical races that are chosen at random and shown on a video screen. Subsequently, the KHRC sought a ruling upholding its legal authority to adopt the regulations. In December 2010, a circuit judge ruled in favor of the KHRC. In 2012, the ruling was reversed and remanded to the Circuit Court by a Kentucky appeals court for further factual findings where the litigation is currently pending. In the meantime, in 2012, Ellis Park, a thoroughbred racetrack in Henderson, Kentucky located approximately eight driving miles south of Casino Aztar, installed approximately 200 Instant Racing machines at its racetrack. The financial results of Casino Aztar could be adversely affected if Instant Racing at Ellis Park continues and is expanded, or if gaming is legalized in Kentucky.

West

Tropicana Laughlin and River Palms

Tropicana Laughlin and River Palms compete primarily with other Laughlin hotels and casinos located along the Colorado River based on a mix of casino games, personal service, payout ratios, price of hotel rooms, restaurant value and promotions. The Laughlin market is a value-oriented destination for travelers seeking an alternative to the fast-paced Las Vegas experience. During 2008, one of our direct competitors in the Laughlin market, Aquarius Casino Resort, completed a large capital improvement program including renovations to the casino and common areas, new slot machines, new signage and renovations to suites and standard hotel rooms.

Tropicana Laughlin and River Palms also compete with casinos in nearby locations, including the Mojave tribe's casino situated eight miles south of Laughlin, Native American casinos in Arizona and California, and numerous casinos in Las Vegas. The Laughlin area is situated in an unincorporated portion of Clark County in the southern portion of the State of Nevada. Laughlin is located along the west side of the Colorado River, which forms the boundary between Nevada and Arizona. Las Vegas is located approximately 97 miles to the north via U.S. Highway 95. Los Angeles is approximately 300 miles west with access being provided by Interstate 40 and Interstate 15. Flagstaff, Arizona is approximately 180 miles east via Interstate 40 while Phoenix, Arizona is approximately 185 miles southeast of Laughlin.

MontBleu

The South Lake Tahoe area consists of five casino properties including MontBleu and Tahoe Horizon Casino Resort ("Tahoe Horizon"). Two Harrah's casino properties, Harvey's Resort Hotel and Harrah's Casino Hotel, are the largest competitors in this market. The fifth property, The Lakeside Inn, is primarily a casino catering to local residents with an attached motor lodge catering to overnight visitors. There are also three other casinos on the north shore of Lake Tahoe, which are approximately 25 miles from the South Lake Tahoe market. There are also numerous casinos located in Reno, Nevada, which is approximately 60 miles from South Lake Tahoe and several casinos located in Carson City, Nevada, which is approximately 30 miles from South Lake Tahoe. Gaming revenues in the South Lake Tahoe area are directly and adversely affected by the ongoing proliferation of Native American gaming in northern California. Native American casinos, including the Cache Creek in Brooks, Jackson Ranchero in Jackson, Thunder Valley Casino in Auburn and Red Hawk Casino located on Highway 50 in Placerville, the corridor from the San Francisco/Oakland Bay Area leading into Lake Tahoe, vigorously compete for would-be South Lake Tahoe visitors from northern California and the Pacific Northwest.

South and other

Tropicana Greenville

Tropicana Greenville and Harlow's Casino are currently the only licensed riverboat gaming facilities in the Greenville, Mississippi market. Harlow's Casino opened in November 2007 with a total project cost of $70 million, and features more than 900 gaming positions, 100 hotel rooms and a 2,500-seat theater. This facility has adversely impacted the financial performance

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of Tropicana Greenville. In May 2012, Tropicana Greenville was expanded to include a new land-side casino floor featuring new gaming machines, an improved dining experience and other renovations to create a new and improved entertainment experience for customers in the Greenville region. As part of this project, the operations at Jubilee were consolidated into Lighthouse Point and the property was rebranded as Trop Casino Greenville.

Several potential gaming sites still exist in or near Greenville, and from time to time potential competitors have proposed the development of additional casinos. To a lesser extent, the Greenville market also competes with the Vicksburg market which is 90 miles to the south and the Tunica, Mississippi market which is 115 miles to the northeast.

Belle of Baton Rouge

Belle of Baton Rouge is currently one of two licensed dockside riverboat gaming facilities operating in downtown Baton Rouge. The other riverboat facility, Hollywood Casino Baton Rouge, is owned by Penn.

Another gaming operator, Pinnacle Entertainment, opened the L'Auberge Resort ("L'Auberge") in September 2012. It is located on 575 acres of land approximately eight miles southeast of downtown Baton Rouge and has approximately 1,500 slot machines and 50 table games. Since opening, although L'Auberge has grown the market, it has had a material adverse effect on the downtown Baton Rouge riverboat casinos, including the Belle of Baton Rouge.

Belle of Baton Rouge also faces competition from land-based and riverboat casinos throughout Louisiana and on the Mississippi Gulf Coast, from casinos on Native American lands and from non-casino gaming opportunities within Louisiana. Belle of Baton Rouge faces competition from eleven casinos on the Mississippi Gulf Coast, which is approximately 120 miles east of Baton Rouge. Many of these casinos are destination resorts that attract customers from the Baton Rouge area. Subsequent to Hurricane Katrina, Mississippi Gulf Coast casinos have been allowed to operate as land-based facilities. Belle of Baton Rouge also faces competition from four locations in New Orleans, which is approximately 75 miles from Baton Rouge, in the form of two riverboat casinos, one racetrack with more than 600 slot machines, and one land-based casino. In addition, there are also three Native American casinos in Louisiana. The two closest Native American casinos are land-based facilities located approximately 45 miles southwest and approximately 65 miles northwest of Baton Rouge, respectively. Belle of Baton Rouge also faces competition from a riverboat casino located in Amelia, Louisiana, approximately a ninety-minute drive from Baton Rouge, and from a second racetrack located approximately 55 miles from Baton Rouge operating approximately 1,400 gaming machines. In addition, approximately 14,500 slot machines in non-casino venues such as truck stops, restaurants, bars and off-track betting facilities located in Louisiana provide additional competition.

Tropicana Aruba

There are currently twelve operating casinos in Aruba including our temporary casino. In 2012 the La Cabana Timeshare Resort immediately adjacent to our resort constructed an approximately 8,500 square-foot casino containing approximately 180 slot machines and eight table games. This casino competes directly against our temporary casino and would compete against our future planned permanent casino. In addition, it is expected that a new casino will open in the next five years as part of the Ritz Carlton project currently under construction. Other than these two projects, we do not expect that the Aruban casino market will experience any additional significant growth as casino licenses in Aruba are only granted to hotels with an average of 350 rooms and no additional projects of the requisite size have been announced. The casino properties in Aruba can be categorized as amenities to resort operations. Should we decide to proceed with plans to develop Tropicana Aruba, it would be one of the largest casinos on the island. However, our development plans for a permanent casino have not been finalized and we may decide not to proceed.

Governmental Regulation

General Governmental and Gaming Regulations

The following is a summary of the provisions of the laws and regulations applicable to our gaming operations and other laws and regulations applicable to us. The summary does not purport to be a full description thereof and is qualified in its entirety by reference to such laws and regulations.

The ownership and operation of our gaming facilities is subject to pervasive regulation under the laws and regulations of each of the five states in which we operate, Nevada, New Jersey, Mississippi, Indiana and Louisiana, as well as of Aruba where we operate a temporary casino. Gaming laws generally are based upon declarations of public policy designed to protect gaming consumers and the viability and integrity of the gaming industry. Gaming laws also may be designed to protect and maximize state and local revenues derived through taxes and licensing fees imposed on the gaming industry participants as well as to enhance economic development and tourism. To accomplish these public policy goals, gaming laws establish procedures to

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ensure that participants in the gaming industry meet certain standards of character and financial fitness. In addition, gaming laws generally require gaming industry participants to:

- establish and maintain responsible accounting practices and procedures;
- maintain effective controls over their financial practices, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- maintain systems for reliable record keeping;
- file periodic reports with gaming regulators;
- ensure that contracts and financial transactions are commercially reasonable, reflect fair market value, and are arm's-length transactions entered into with suitable persons;
- establish procedures designed to prevent cheating and fraudulent practices; and
- establish programs to promote responsible gaming.

Typically, a jurisdiction's regulatory environment is established by statute and is administered by a regulatory agency with broad discretion to regulate, among other things, the affairs of owners, managers and persons with financial interests in gaming operations. Among other things, gaming authorities in the various jurisdictions in which we operate:

- adopt rules and regulations under the implementing statutes;
- interpret and enforce gaming laws, rules and regulations;
- impose disciplinary sanctions for violations, including fines and penalties;
- review the character and financial fitness of participants in gaming operations and make determinations regarding their suitability or qualification for participation and licensure;
- grant licenses for participation in gaming operations;
- collect and review reports and information submitted by participants in gaming operations;
- review and approve certain transactions, such as acquisitions or change-of-control transactions, of gaming industry participants, securities offerings and debt transactions engaged in by such participants; and
- establish and collect fees and taxes.

Any change in the laws or regulations of a gaming jurisdiction could have a material adverse effect on our gaming operations.

Licensing

Gaming laws require us and certain of our subsidiaries, as well as our directors, officers (with respect to corporations), managers (with respect to limited liability companies), and certain other key employees and, in some cases, certain of our shareholders, (with respect to corporations), members (with respect to limited liability companies), and holders of debt securities, to obtain licenses, findings of suitability or other approvals from gaming authorities. Licenses or findings of suitability typically require a determination that the applicant is suitable or otherwise qualifies to hold the license or to merit the finding of suitability necessary to hold equity, debt securities or position with the gaming licensee or its affiliated entities. Where not mandated by statute, rule or regulation, gaming authorities generally have broad discretion in determining who must apply for a finding of suitability and whether an applicant qualifies for licensing or should be deemed suitable or otherwise qualified.

To determine whether to grant a license or finding of suitability to an entity to conduct gaming operations, gaming authorities generally consider the following factors (which vary among the jurisdictions in which we operate):

- the financial stability, integrity, and responsibility of the applicant, including whether the operation is adequately capitalized in the state and exhibits the ability to maintain adequate insurance levels;
- the quality of the applicant's casino facilities;
- the amount of revenue to be derived by the applicable state from the operation of the applicant's casino;
- the applicant's practices with respect to diversity in employment and procurement;
- the effect on competition and general impact on the community; and
- the good character, honesty and integrity of the applicant and its parent entities.

Many gaming jurisdictions limit the number of licenses granted to operate casinos within the state, and some states limit the number of licenses granted to a single gaming operator or the number of licenses in which an investor may hold an ownership interest. Licenses under gaming laws generally are not transferable. Licenses in most of the jurisdictions in which we conduct gaming operations are granted for limited durations and require renewal from time to time. The failure to obtain or renew any of our licenses could have a material adverse effect on our gaming operations.

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In evaluating individual applicants, gaming authorities generally consider the individual's business probity and casino experience, the individual's reputation for good character, honesty, and integrity, the individual's criminal history and the character and reputation of those with whom the individual associates.

Findings of Qualification and Suitability Determinations

As noted above, gaming authorities may investigate any individual who has a material relationship to or material involvement with our operations to determine whether such individual is suitable or should be licensed or found suitable as a business associate of a gaming licensee. In many of the jurisdictions in which we operate, our directors, officers (with respect to corporations), managers (with respect to limited liability companies), and certain other key employees must file applications with the gaming authorities and may be required to be licensed, qualify, or otherwise be found suitable. Qualification and suitability determinations generally require the submission of detailed personal and financial information followed by a thorough investigation. The applicant must pay all the costs of the investigation. Changes with respect to the individuals who occupy licensed positions must be reported to gaming authorities and—in addition to their authority to deny an application for licensure, qualification, or a finding of suitability—gaming authorities have jurisdiction to disapprove a change in a corporate position.

If one or more gaming authorities were to find that a director, officer (with respect to corporations), manager (with respect to limited liability companies), or other key employee of ours does not qualify, is unsuitable for licensing or is unsuitable to continue having a relationship with us, we may be required to sever all relationships with such person. In addition, gaming authorities may require that we terminate the employment of any person who refuses to file appropriate applications.

Moreover, in many jurisdictions, certain holders of our debt and equity securities may be required to undergo a suitability investigation similar to that described above. All of the jurisdictions in which we operate require any person who acquires beneficial ownership of more than a certain percentage of voting securities, and, in some jurisdictions, also non-voting securities, typically 5%, to report the acquisition to the gaming authorities, and the gaming authorities may require such holders to apply for qualification or a finding of suitability. Most jurisdictions provide that "institutional investors" may seek a waiver of these requirements. In such jurisdictions, an "institutional investor" generally is defined as a qualified investor (i.e., certain banks, insurance companies, investment companies or advisors) acquiring and holding voting securities (or non-voting securities in jurisdictions that do not make a distinction between voting and non-voting securities) in the ordinary course of business for investment purposes only, and not for the purpose of causing, directly or indirectly, the election of a majority of the gaming entity's board of directors, any change in such entity's corporate charter, bylaws, management, policies, or operations, or those of any of such entity's affiliates, or the taking of any other action that gaming authorities find to be inconsistent with holding the securities solely for investment purposes. Even if a waiver is granted, an institutional investor generally may not take any action inconsistent with its status when the waiver was granted without once again becoming subject to the foregoing reporting and application obligations.

The definition of an "institutional investor" varies from jurisdiction to jurisdiction. In addition, in order to obtain a qualification waiver, some jurisdictions, including Nevada, Louisiana, Mississippi, Indiana and New Jersey, require an institutional investor to certify to, among other things, its intent and purpose in acquiring and holding an issuer's securities. In Indiana, an institutional investor that acquires, directly or indirectly, the beneficial ownership of 15% or more of a public gaming company's voting securities must apply for a finding of suitability within 45 days after acquiring the securities. The definition of "public company" varies from jurisdiction to jurisdiction, but in general, a public company is one that has a class of securities registered under the Securities Exchange Act of 1934 (the "Exchange Act"). In Mississippi, an institutional investor that acquires, directly or indirectly, beneficial ownership of more than 10% of a gaming company's voting securities must apply to the Mississippi Gaming Commission for a finding of suitability within thirty days of acquiring said interest. However, if the institutional investor holds such voting securities for investment purposes only, and, under certain circumstances, such an investor that has obtained a waiver can hold, directly or indirectly, up to 19% of the voting securities of a public gaming company for a limited period of time and maintain the waiver.

In Nevada, beneficial owners of more than 10% of a public gaming company's voting securities must apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails a written notice requiring the filing of an application for such a finding. However, an institutional investor that beneficially owns more than 10% but not more than 11% of a public gaming company's voting securities as a result of a stock repurchase by the public gaming company may not be required to file such an application. Additionally, an institutional investor that acquires more than 10% but not more than 25% of a public gaming company's voting securities may apply to the Nevada Gaming Commission for a waiver of these application requirements if the investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may own more than 25% but not more than 29% of a public gaming company's voting securities and maintain the waiver where the additional ownership results from a stock repurchase by the public gaming company.

In New Jersey, gaming laws permit an institutional investor holding either under 25% of the equity securities of a casino licensee's holding or intermediary companies, or debt securities of a casino licensee's holding or intermediary companies, or another subsidiary company of a casino licensee's holding or intermediary companies which is related in any way to the financing of the casino licensee, where the securities represent a portion of the outstanding debt of the company not exceeding 25% or a percentage of any issue of the outstanding debt of the company not exceeding 50%, unless the full issue is in the amount of $150 million or less (in which case no qualification is required), shall be granted a waiver of the qualification requirement if the securities are those of a corporation, whether publicly traded or privately held, and its holdings of such securities were purchased for investment purposes only and the institutional investor provides a certification which, among other things, confirms that its holdings of such securities were purchased for investment purposes only. The Director of the NJDGE may grant a waiver of the qualification requirement to an institutional investor holding a higher percentage of such securities upon a showing of good cause and compliance with the certification submission requirement.

In Aruba, any direct or indirect holder of an Aruban casino license is required to provide certain information, including information regarding its ownership. Information required to be provided by the owners of a license holder includes the number of shares of the license holder held as well as a certificate of good standing.

Generally, in each of the jurisdictions in which our subsidiaries operate, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by gaming authorities that it is required to do so may be denied a license or found unsuitable or unqualified, as applicable. Any holder of equity securities that is found unsuitable or unqualified or denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity's equity securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if such gaming entity, after receiving notice that a person is unsuitable to be a holder of equity securities or to have any other relationship with such gaming entity or any of its subsidiaries: (i) pays that person any dividend or interest upon the securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; (iii) pays remuneration in any form to that person for services rendered or otherwise; (iv) allows that person to continue an ownership or economic interest or receive any economic benefit or remain as a member, beneficial owner, officer or partner of a licensee; or (v) fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities including, if necessary, the immediate purchase of such securities for the lesser of fair value at the time of repurchase or fair value at the time of acquisition by the unsuitable holder. In the event that disqualified holders fail to divest themselves of such securities, gaming authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities.

Our certificate of incorporation includes provisions establishing our ability to redeem the securities of unsuitable holders if (i) the holder is determined by a gaming authority, or if we have been notified by the staff of a gaming authority that it will recommend that the gaming authority determine the holder to be, unsuitable, unqualified, or disqualified to own or control such securities or unsuitable to be connected with a person engaged in gaming activities in that jurisdiction, or (ii) the holder is deemed likely to preclude or materially delay, impede, impair or jeopardize our application for or ability to obtain, right to the use of or ability to reinstate or retain any gaming license, or to result in the imposition of materially burdensome terms of or conditions on any gaming license.

Some of the gaming jurisdictions in which we operate also require that suppliers of certain goods and services to gaming industry participants be licensed or otherwise approved, and require that we purchase and lease gaming equipment, supplies, and services only from such licensed or approved suppliers.

Violations of Gaming Laws

The gaming authorities in each of the jurisdictions in which our subsidiaries operate may also, among other things, limit, condition, suspend, or revoke a gaming license or approval to own the equity or joint venture interests of any of our operations in such licensing authority's jurisdiction for any cause deemed reasonable by such licensing authority. In addition, if our subsidiaries violate applicable gaming laws, their gaming licenses could be limited, conditioned, suspended, or revoked by gaming authorities, and we and any other persons and entities involved could be subject to substantial fines. Further, gaming authorities may appoint a supervisor or conservator to operate our gaming properties or, in some jurisdictions, take title to our gaming assets. Under certain circumstances, earnings generated during such appointment could be forfeited to the applicable state or states. Furthermore, violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions and, as a result, violations by us of applicable gaming laws in one jurisdiction could have a material adverse effect on all of the our gaming operations. Finally, some gaming jurisdictions prohibit certain types of political activity by a gaming licensee, its directors, officers (with respect to corporations), managers (with respect to limited liability companies), and certain other key people. In Indiana, for example, a licensee or a person with an interest in a licensee is prohibited from making certain political contributions. A violation of such a prohibition may subject the offender to criminal charges and disciplinary action.

Reporting and Record-Keeping Requirements of Gaming Authorities

We are periodically required to submit detailed financial and operating reports and furnish any other information that gaming authorities may require. Under federal law, we are required to record and submit detailed reports of currency transactions at our casinos involving greater than $10,000, as well as any suspicious activity that may occur at such facilities. Additionally, we are required to maintain a current stock ledger that may be examined by gaming authorities at any time. In addition, gaming authorities may require that our Common Stock certificates and Warrant certificates bear a legend indicating that the securities are subject to specified gaming laws.

Review and Approval by Gaming Authorities of Certain Transactions

Substantially all material loans, leases, sales of securities, and similar financing transactions by us must be reported to, and in some cases, requires the prior approval of gaming authorities. We may not make a public offering of securities without the prior approval of certain gaming authorities. Changes in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or otherwise, are subject to prior approval of gaming authorities. Entities seeking to acquire control of us or one of our subsidiaries must satisfy gaming authorities with respect to a variety of standards prior to assuming control. Gaming authorities may also require controlling stockholders, directors, officers (with respect to corporations), managers (with respect to limited liability companies), and certain other key employees having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed, qualified, or found suitable as part of the approval process relating to the transaction.

Because of regulatory restrictions, our ability to grant a security interest in any of our gaming assets is limited and subject to receipt of approval by gaming authorities. Some jurisdictions, including Nevada, Louisiana, Indiana, Mississippi and Aruba, prohibit the transfer of a gaming license or the granting of a security interest in the same.

License for Sale of Alcoholic Beverages

The service and sale of alcoholic beverages at our various casinos are subject to licensing, control and regulation by various governmental authorities, some of which have the authority to approve all persons owning or controlling stock, and all directors and officers in a manner similar to the gaming suitability determinations discussed above. Although these authorities, with the exception of Indiana, Louisiana and Mississippi, typically defer to the suitability determinations of the relevant gaming authority in their jurisdiction, they retain the jurisdiction to conduct any investigation and take any regulatory action deemed appropriate under the circumstances. Any holder found to be unsuitable by such an authority must dispose of held securities, and such securities would be subject to repurchase by us, as provided in our certificate of incorporation. In New Jersey, the authority to grant any license for, or to permit or prohibit the presence of, alcoholic beverages in, on, or about any premises licensed as part of a casino hotel is exclusively vested in the NJDGE.

Other Regulations

We are subject to various federal, state and local laws and regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters (see "—Environmental Matters"), currency transactions, employees, taxation, zoning and building codes, marketing and advertising, vessels and permanently moored craft. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business.

Trademarks

We use a variety of trade names, service marks and trademarks and have all the rights and licenses necessary to conduct our continuing operations. We have registered several service marks and trademarks with the United States Patent and Trademark Office or otherwise acquired the licenses to use those which are material to the conduct of our business. We own the following federally registered trademarks or service marks that are material to our business: MontBleu, Aztar, Trop, Tropicana, Belle of Baton Rouge, Trop Advantage and the Quarter at Tropicana.

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Tropicana Trademark

We along with certain entities that own Tropicana Las Vegas ("Tropicana LV") are parties to a trademark Settlement Agreement (the "Settlement Agreement") governing the respective rights of the parties to the "Tropicana" trademark. Pursuant to the Settlement Agreement, which became effective on September 28, 2011, the Tropicana LV entities, subject to certain advertising exceptions and other terms and conditions set forth in the Settlement Agreement, have perpetual exclusive rights to use the names, trademarks, and/or service marks (the "Marks") TROPICANA LAS VEGAS (or TROP LAS VEGAS) and TROPICANA LV (or TROP LV) (the "TLV Marks", as defined in the Settlement Agreement) in conjunction with its services ("Services", as defined in the Settlement Agreement) in the City of Las Vegas, Nevada and within a 50-mile radius of the front entrance of the Tropicana Las Vegas Hotel and Casino located at 3801 Las Vegas Boulevard South, Las Vegas, Nevada (the "TLV Territory") along with certain rights to use the TLV Marks on the Internet without geographic limitation and to register the TLV Marks as domain names. TEI and its affiliates, subject to certain advertising exceptions and other terms and conditions set forth in the Settlement Agreement, have perpetual exclusive worldwide rights (excluding the TLV Territory) to use the TROPICANA and TROP Marks coupled with either a pre-existing identifier of its Services (such as "TROPICANA ENTERTAINMENT" or "TROP ADVANTAGE") or an accurate geographic identifier of the location of a Tropicana Entertainment property (other than LAS VEGAS or the name of any city within the TLV Territory) (the "TE Marks") along with certain rights to use the TE Marks on the Internet without geographic limitation and to register the TE Marks as domain names.

Seasonality

Our cash flows from operating activities are seasonal in nature. Operating results are traditionally the strongest in the third quarter and traditionally the weakest during the fourth quarter. Any excess cash flows achieved from operations during the peak seasons are used to subsidize non-peak seasons. Performance in non-peak seasons is usually dependent on favorable weather and a long-weekend holiday calendar. In the event that we are not able to generate excess cash flows during the peak seasons, we may not be able to fully subsidize non-peak seasons.

Environmental Matters

We have to address, and are liable for, hazardous materials or contamination on our properties. Some of our properties currently have or had in the past underground fuel storage tanks and construction materials containing asbestos. We may become liable for contamination on our properties that was caused by former owners or operators. Our ongoing operations are subject to stringent regulations relating to protection of the environment and handling of waste, particularly with respect to the management of wastewater from the facilities. See "Item 1A—Risk Factors—Noncompliance with environmental, health and safety regulations applicable to our hotels and casinos could adversely affect our results of operations."

Employees

As of December 31, 2012, we had approximately 6,700 employees and had collective bargaining agreements with several unions covering approximately 2,400 of those employees, substantially all of whom are employed at Tropicana AC, Belle of Baton Rouge and Casino Aztar. We periodically experience challenges in negotiating collective bargaining agreements with certain unions. In September 2011, a collective bargaining agreement with UNITE HERE Local 54 covering approximately 1,100 employees at Tropicana AC expired and Tropicana AC is presently operating without an agreement with this union. In 2012 there were certain labor disruptions at Tropicana AC related to several UNITE HERE Local 54 union protest rallies. We cannot assure that this situation will not result in additional labor disruptions at the property.

Financial Information

See "Item 6.—Selected Financial Data" and "Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about our revenues and operating results and "Item 15.—Exhibits and Financial Statement Schedules" for our financial statements and accompanying footnotes.

Available Information

We are required to file annual, quarterly and other current reports and information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials filed by the Company with the SEC at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at *http://www.sec.gov*.

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Copies of our annual, quarterly and current reports and amendments to those reports are available on our web site at *www.tropicanacasinos.com* or free of charge by contacting our Investors Relations Department at Tropicana Entertainment Inc., 8345 West Sunset Road, Suite 200, Las Vegas, Nevada 89113.

ITEM 1A. RISK FACTORS.

The following risk factors should be considered carefully in addition to the other information contained in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. See "Cautionary Statement Regarding Forward-Looking Statements," above. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Annual Report on Form 10-K. Additional risks and uncertainties that management is not aware of or that are currently deemed immaterial may also adversely affect our business operations. If any of the following risks materialize, our business, financial condition or operating results could be materially adversely affected.

Risks Related to Our Business and Our Industry

Intense competition exists and is growing in the gaming industry, including competition involving the implementation of internet gaming, and we may not be able to compete effectively which could negatively affect our results of operations.

The gaming industry is highly competitive for both customers and employees, including those at the management level. We face increasing intense competition with numerous casinos and hotel casinos of varying quality and size in market areas where our properties are located. We also compete with other non-gaming resorts and vacation destinations, and with various other casino and other entertainment businesses and could compete with any new forms of gaming that exist or may be legalized in the future, including on-line gaming. The casino entertainment business is characterized by competitors that vary considerably in their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. As a result of the Justice Department's December 2011 opinion concerning the applicability of the Wire Act to internet gaming, certain states including Nevada, Delaware and New Jersey have moved forward with legislation to authorize various forms of intrastate internet gaming. Notably, in February 2013 Nevada amended its internet gaming law to permit Nevada licensed internet providers to commence internet poker and to allow the state to enter into agreements with other states to create multi-state poker wagering, and in February 2013 New Jersey enacted legislation authorizing intrastate internet gaming through Atlantic City casinos. The legislation provides that licensed Atlantic City casinos including Tropicana AC may offer internet gambling games subject to regulations to be adopted by the NJDGE. The law provides for a 15% tax on internet gaming gross revenues and permits New Jersey to enter into agreements with other states to engage in multi-state internet wagering pools. The law has a 10 year sunset provision. Our ability to compete in a marketplace containing multiple virtual casino platforms will depend on our ability to effectively market our internet gaming products to our customers in face of stiff competition as well as the availability of internet gaming in jurisdictions in which we operate casinos. In most markets, we compete directly with other casino facilities operating in the immediate and surrounding market areas. In some markets, we face competition from nearby markets in addition to direct competition within our market areas as well as the threat from new, emerging markets. With internet gaming, our land based casinos will also potentially be competing in virtual markets that may not be constrained by geographical limitations.

In 2010, Tropicana AC implemented a new marketing strategy to target high end table game players to counter the increased competition from Pennsylvania and other surrounding markets. Casino revenues can vary because of table game hold percentage and differences in the odds for different table games. High end play may lead to greater fluctuations in our table game hold percentage and, as a result, we may experience greater revenue and earnings fluctuation between reporting periods due to this marketing strategy.

In recent years, competition in existing markets has intensified. For example, competition with the Atlantic City market has increased with Pennsylvania and Delaware commencing live table game operations in fiscal 2010; the opening of a new casino in a Philadelphia suburb in 2012 and the re-bidding of the second Philadelphia Category 2 license; three casinos currently operating in Maryland with plans for additional casinos, and the addition of table games; two casinos operating in the New York metropolitan area and a new competitor in Atlantic City that commenced operations in Spring 2012. In September 2012, competition in our Baton Rouge market increased with the opening of a new casino. In addition, our competitors have invested in expanding their existing facilities and developing new facilities. Our properties, on the other hand, historically have not had more limited resources for capital expenditures and other improvements than many of our competitors. Our ability to invest in our properties going forward may continue to be constrained due to market conditions, and we may not be able to compete effectively with casinos that have been modernized or recently expanded.

Furthermore, competition from internet lotteries and other internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business. Such internet wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of recently announced U.S. Department of Justice positions related to the application of federal laws to intrastate internet gaming and initiatives in some states to consider legislation to legalize intrastate internet wagering. There are also proposals that would specifically legalize internet gaming under federal law.

This expansion of existing casino entertainment properties, the increase in the number of gaming opportunities, the potential emergence of legal internet gaming and the aggressive marketing strategies of many of our competitors has also increased competition in many markets in which we compete, and we expect this intense competition to continue.

If our competitors operate more successfully than we do, if they are more successful than us in attracting and retaining employees, if their properties are enhanced or expanded, if additional hotels and casinos are established in and around the locations in which we conduct business, or if on-line gaming is permitted and conducted in any of our markets, we may lose market share or the ability to attract or retain employees. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could materially adversely affect our business, financial condition and results of operations.

The casino, hotel and resort industry is capital intensive and we may not be able to proceed with renovation projects because of market conditions, which could put us at a competitive disadvantage.

Our properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. Because of the bankruptcies, the Predecessors and Tropicana AC deferred renovations and capital improvements. We also need to make capital expenditures to comply with applicable laws and regulations.

Renovations and other capital improvements of our properties require significant capital expenditures and usually generate little or no cash flow until the project is completed. We may not be able to proceed with planned capital improvement projects because of market conditions. Our failure to renovate our gaming properties may put us at a competitive disadvantage, which could materially adversely affect our business, financial condition and results of operations.

Renovations and other capital improvements may disrupt our operations.

Renovation projects may cause us to temporarily close all or a portion of our facilities to customers and disrupt service and room availability, causing reduced demand, occupancy and rates. As a result, any future capital improvements projects may increase our expenses and reduce our cash flows and our revenues and, accordingly, may have a material adverse effect on our business, financial condition and results of operations.

Work stoppages, labor problems and unexpected shutdowns may limit our operational flexibility and negatively impact our future profits.

We are party to 10 collective bargaining agreements with different unions. In September 2011, a collective bargaining agreement with UNITE HERE Local 54 covering approximately 1,100 employees at Tropicana AC expired and Tropicana AC is presently operating without an agreement with this union. In January 2012, Tropicana AC advised UNITE HERE Local 54 that the parties were at an impasse and provided the union with Tropicana AC's final proposal. The Company withdrew from the UNITE HERE National Retirement Fund on February 25, 2012. We cannot assure that we will be able to enter into a new collective bargaining agreement with UNITE HERE Local 54 or renegotiate the other collective bargaining agreements with other unions currently in effect. The addition of new or changes to the existing collective bargaining agreements could cause significant increases in labor costs, which could have a material adverse effect on our businesses, financial condition and results of operations.

In addition, the unions with which we have collective bargaining agreements or other unions could seek to organize employees at our non-union properties or groups of employees at our properties that are not currently represented by unions. Union organization efforts could cause disruptions in our businesses and result in significant costs, both of which could have a material adverse effect on our businesses, financial condition and results of operations.

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Finally, if we are unable to negotiate these agreements on mutually acceptable terms, the affected employees, including union members with the UNITE HERE Local 54 bargaining unit, may engage in a strike or other job actions instead of continuing to operate without contracts or under expired contracts, which could have a materially adverse effect on our results of operations and financial condition, including the operations of Tropicana AC. In 2012, UNITE HERE Local 54 staged several protest actions at Tropicana AC which were disruptive to its business. Any unexpected shutdown of one of the casino properties, including Tropicana AC, from a work stoppage or strike action could have a material adverse effect on our businesses and results of operations. Moreover, strikes, work stoppages or other job actions could also result in adverse media attention or otherwise discourage customers, including convention and meeting groups, from visiting our casinos. We cannot assure that we can be adequately prepared for labor developments that may lead to a temporary or permanent shutdown of any of our casino properties.

Our business is particularly sensitive to reductions in discretionary consumer spending as a result of downturns in the local, regional or national economy.

Consumer demand for casino and hotel properties, such as ours, is particularly sensitive to downturns in the local, regional or national economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, the recent housing and credit crises, the impact of high energy and food costs, the increased cost of travel, the potential for continued bank failures, perceived or actual declines in disposable consumer income and wealth, the effect of the current economic environment and changes in consumer confidence in the economy, or fears of war and future acts of terrorism could further reduce customer demand for amenities that we offer.

The recent housing crisis and recession in the United States resulted in a significant decline in tourism and consumer spending. Economic conditions like the recent downturn (and slowdowns or recessions less severe) could cause fewer consumers to spend money or cause consumers to spend less money at our properties and could materially adversely affect our business, financial condition and results of operations. While general economic conditions have modestly improved, we cannot assure that they will continue to improve or will not worsen in the future.

The state of the global financial markets may impact our ability to obtain sufficient financing and credit on a going forward basis which could negatively impact our ability to expand our business.

In addition to earnings and cash flows from operations, we may rely on borrowed money to finance our business, which may be constrained if we are unable to borrow additional capital or refinance existing borrowings on reasonable terms. Developments in the global financial markets that have led to unpredictable government interventions in the United States and European banking systems, including the 2008 capital crisis in the banking system, a series of rating agency downgrades of subprime United States mortgage-related assets and significant provisions for loan losses recorded by major financial institutions and downgrades of sovereign debt in the United States and certain EU member nations have resulted in volatility in the credit markets, a low level of liquidity in many global financial markets and other adverse conditions for issuers in fixed income, credit and equity markets. In the recent past, these markets experienced disruption that had a dramatic impact on the availability and cost of capital and credit. The market interest rate for debt of companies similar to ours has been volatile. The United States and other governments have enacted legislation and taken other actions to help alleviate these conditions, although we cannot assure that such steps will have the effect of easing the conditions in global credit and capital markets. Therefore, we cannot assure that such steps will facilitate our further access to credit or capital markets at desirable times or at rates that we would consider acceptable, and the lack of such funding could have a material adverse effect on our business, results of operations and financial condition and our ability to service our indebtedness. While these conditions have recently improved, we cannot assure that they will not worsen in the future. We are unable to predict the likely duration or severity of any disruption in the capital and credit markets, or its impact on the larger economy. A disruption in the global credit and financial markets may materially and adversely affect our ability to obtain sufficient financing to execute our business strategy.

Changes in our management team could affect our business strategy and adversely impact our performance and results of operations.

In the last year, we have experienced management changes in several key areas including marketing and human resources.

In addition, in May 2012, Anthony P. Rodio assumed the position of President and Chief Executive Officer replacing Daniel A. Ninivaggi, the President and Chief Executive Officer of Icahn Enterprises who had been serving as our Interim President and Chief Executive Officer. We intend to continue to focus on strengthening our management team. However, we cannot assure that we will be successful. In addition, turnover in our management team could have a negative impact on our performance and results of operations.

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The bankruptcy filing has had a negative impact on Tropicana AC and the Predecessors' image which may negatively impact our business going forward.

As a result of the Chapter 11 Cases, the Predecessors and Tropicana AC were the subject of negative publicity which has had an impact on the image of their assets. This negative publicity may have an effect on the terms under which some customers and suppliers are willing to do business with us and could materially adversely affect our business, financial condition and results of operations.

We may face potential successor liability for liabilities of the Predecessors not provided for in the Plan.

As the successor to the Predecessors, we may be subject to certain liabilities of the Predecessors not provided for in the Plan. Such liabilities may arise in a number of circumstances, including, but not limited to, those where:

- a creditor of the Predecessors did not receive proper notice of the pendency of the bankruptcy case relating to the Plan or the deadline for filing claims therein;
- the injury giving rise to, or the source of, a creditor's claim did not manifest itself in time for the creditor to file the creditor's claim;
- a creditor did not timely file the creditor's claim in such bankruptcy case due to excusable neglect;
- we are liable for the Predecessors' federal and/or state tax liabilities under a theory of successor liability; or
- the order of confirmation for the Plan was procured by fraud.

Although we have no reason to believe that we will become subject to liabilities of the Predecessors that are not provided for in the Plan, should we become subject to such liabilities, they could materially adversely affect our business, financial condition and results of operations.

Our financial results were affected by the adoption of fresh-start reporting and the acquisition of Tropicana AC and may not reflect historical trends.

We were formed pursuant to the Plan to acquire and operate Tropicana AC and certain assets of the Predecessors. We operate our business with a different capital structure from the Predecessors and we own fewer total casinos. Most significantly, we do not own or control Tropicana LV and Tahoe Horizon. The Restructuring Transactions resulted in us becoming a new reporting entity and adopting fresh-start reporting in accordance with accounting guidance on reorganizations. As required by fresh-start reporting, we have caused the Predecessors' assets and liabilities to be adjusted to fair value, and certain assets and liabilities not previously recognized in the Predecessors' financial statements have been recognized under fresh-start reporting. The Plan was consummated and became effective on March 8, 2010 and fresh-start reporting was adopted on March 8, 2010. Our financial statements included in this Annual Report on Form 10-K give effect to adjustments in the carrying values of assets or liabilities that were recorded upon implementation of the Plan under fresh-start reporting rules. Accordingly, our financial condition and results of operations from and after the Effective Date are not comparable to the financial condition and results of operations reflected in the Predecessors' and Tropicana AC's historical financial statements.

Our business has a limited operating history.

We were formed in May 2009 and have a limited operating history. There are substantial risks and uncertainties to which our business is subject. To address these risks and uncertainties, we must do the following, among other things:

- Successfully execute our business strategy;
- Respond to competitive developments; and
- Attract, integrate, retain and motivate qualified personnel.

We cannot assure that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Additionally, we cannot assure that our business strategy will be successful, that we will successfully address the risks that face our business or that we will be able to access capital markets if the need arises. In the event that we do not successfully address these risks, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be subject to litigation resulting from our gaming, resort and dining operations which, if adversely determined, could result in substantial losses.

We will be, from time to time, during the ordinary course of operating our businesses, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to our properties. Certain litigation claims may not be covered entirely or at all by our insurance policies or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to our properties, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our businesses. We cannot predict the outcome of any action, and it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.

State gaming laws and regulations may require holders of our debt or equity securities to undergo a suitability investigation, and may result in redemption of their securities.

Many jurisdictions require any person who acquires beneficial ownership of debt or equity securities of a casino gaming company to apply for qualification or a finding of suitability. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by gaming authorities that it is required to do so may be denied a license or found unsuitable or unqualified, as applicable. Any holder of securities that is found unsuitable or unqualified or denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity's securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if such gaming entity, after receiving notice that a person is unsuitable to be a holder of securities or to have any other relationship with such gaming entity or any of its subsidiaries:

- pays that person any dividend or interest upon the securities;
- allows that person to exercise, directly or indirectly, any voting ownership right conferred through securities held by that person;
- pays remuneration in any form to that person for services rendered or otherwise;
- allows that person to continue in an ownership or economic interest or receive any economic benefit; or
- fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities including, if necessary, the immediate (or within such other time period as prescribed by the applicable gaming authorities) purchase of such securities for the lesser of fair value or market price at the time of repurchase or fair value or market price at the time of acquisition by the unsuitable holder.

In the event that disqualified holders fail to divest themselves of such securities, gaming authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities. In addition, our certificate of incorporation provides that we may redeem our securities from an Unsuitable Person (as such term is defined in our certificate of incorporation).

Regulation by gaming authorities could adversely affect our businesses, financial condition and results of operations.

We are subject to extensive regulation with respect to the ownership and operation of our gaming facilities. Federal, state and local gaming authorities require that we and our subsidiaries hold various licenses, qualifications, findings of suitability, registrations, permits and approvals. The gaming regulatory authorities have broad powers with respect to the licensing of casino operations and alcoholic beverage service and may deny, revoke, suspend, condition, or limit our gaming or other licenses, impose substantial fines, temporarily suspend casino operations, and take other actions, any one of which could adversely affect our businesses, financial condition and results of operations.

We own, operate, or have an interest in gaming facilities located in Nevada, Indiana, Mississippi, Louisiana, New Jersey and Aruba. We have obtained all material governmental licenses, qualifications, registrations, permits, and approvals necessary for the operation of our gaming facilities as operations at such facilities are presently conducted. However, we cannot assure that we can obtain any new licenses, or renew any existing, licenses, qualifications, findings of suitability, registrations, permits, or approvals that may be required in the future or that existing ones will not be suspended or revoked. If we relocate or expand any of our current gaming facilities or enter new jurisdictions, we must obtain all additional licenses, qualifications, findings of suitability, registrations, permits and approvals of the applicable gaming authorities in such jurisdictions. If state regulatory authorities were to find an officer, director, owner, or other person affiliated with our operations unsuitable, we would be required to sever our relationship with that person. Gaming authorities, as well as other state regulatory authorities, may conduct similar investigations in the future in connection with new equity and debt holders. We cannot predict the outcome of these investigations or their potential impact on our businesses.

Additionally, certain manufacturers, distributors and suppliers of gaming devices, junkets, goods or services to our gaming facilities, may be required to obtain a license, permit or registration or undergo a suitability investigation by the gaming authorities. We cannot assure that such licenses, permits or registrations will be obtained by such vendors. The failure of any such vendors to obtain any required licenses, permits or registrations on a timely basis could materially adversely affect our business, financial condition and results of operations.

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Our operations are subject to numerous laws and regulations resulting from our presence in several states and diverse operating activities.

In addition to gaming regulations, we are also subject to various federal, state and local laws and regulations affecting businesses in general. We operate hotels, restaurants, entertainment facilities, parking garages, swimming pools, riverboats and other facilities connected with our core gaming business. Many of these activities are subject to federal, state and local laws and regulations. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. For example, in July 2006, New Jersey gaming properties, including Tropicana AC, were required to temporarily close their casinos for three days as a result of a New Jersey statewide government shutdown that affected certain New Jersey state employees required to be at casinos when they are open for business that resulted in loss of revenues. Any cessation of operations as a result of a government shutdown or similar events resulting from laws and regulations affecting businesses could materially adversely affect our business, financial condition and results of operations.

Potential changes in legislation and regulation could negatively impact our gaming operations.

From time to time, legislators and special interest groups propose legislation that would expand, restrict, or prevent gaming operations in the jurisdictions in which we operate and in neighboring jurisdictions. Further, from time to time, individual jurisdictions have considered or enacted legislation and referenda, such as bans on smoking in casinos and other entertainment and dining facilities, which could adversely affect our operations going forward. Any restriction on or prohibition relating to our future gaming operations, or enactment of other adverse legislation or regulatory changes, could materially adversely affect our business, financial condition and results of operations.

We may be subject to increases in taxation and fees resulting from our gaming operations.

The casino gaming industry represents a significant source of tax revenues to the various jurisdictions in which casinos operate. Gaming companies are currently subject to significant federal, state and local taxes and fees in addition to the federal and state income taxes that typically apply to corporations, and such taxes and fees could increase at any time. From time to time, various state and federal legislators and officials have proposed changes in tax laws or in the administration of such laws, including increases in tax rates, which would affect the gaming industry. Economic conditions could intensify the efforts of federal, state and local governments to raise revenues through increases in gaming taxes and fees. In addition, growing federal, state or local budget shortfalls resulting from the recent recession could prompt tax or fee increases. Any material increase in assessed taxes, or the adoption of additional taxes or fees in any of our markets could materially adversely affect our business, financial condition and results of operations.

The risks associated with international operations could affect our ability to pursue expansion opportunities.

We currently operate a small temporary casino at our property on the Caribbean island of Aruba and are considering plans to develop a permanent casino. Our plan to develop a permanent casino resort in Aruba has not been finalized and we may decide not to proceed. In addition, international operations are subject to inherent risks including variation in local economies, currency fluctuation, greater difficulty in accounts receivable collection, trade barriers, burden of complying with a variety of international laws, and political and economic instability. Each of these risks could impair our ability to execute our business strategy and adversely affect our business.

Any violation of the Foreign Corrupt Practices Act or applicable Anti-Money Laundering laws or regulations could have a negative impact on us.

We are subject to risks associated with doing business outside of the United States, which exposes us to complex foreign and U.S. regulations inherent in doing business cross-border and in each of the countries in which we transacts business. We are subject to regulations imposed by the Foreign Corrupt Practices Act (the "FCPA") and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our directors, employees, contractors or agents from violating or circumventing our policies and the law. If our directors, employees or agents fail to comply with applicable laws or Company policies governing our international operations, the Company may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any determination that we have violated the FCPA could have a material adverse effect on our financial condition. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by any of our resorts could have a negative effect on our results of operations.

If we decide to proceed with the development of Tropicana Aruba, we could encounter problems during development, construction, renovation and refurbishment that could increase the construction costs or delay the opening of Tropicana Aruba. In addition, we may not be able to complete development of or operate Tropicana Aruba if we do not obtain all necessary permits, licenses and approvals.

Construction projects like the development, construction, renovation and refurbishment of Tropicana Aruba are subject to significant development and construction risks, any of which could cause unanticipated cost increases and delays. These include, among others, the following:

- adverse weather conditions that damage the project or cause delays;
- changes to the plans or specifications;
- shortages and increased costs of energy, materials and skilled labor;
- engineering problems;
- labor disputes and work stoppages;
- environmental issues;
- fire, flooding and other natural disasters; and
- geological, construction, excavation, regulatory and equipment problems.

We have not finalized a budget for the permanent casino project. Once a budget for the permanent casino facility is developed, if the actual costs greatly exceed the budgeted amounts, we may not be able to modify the design in a manner that would enable us to remain within budget and, therefore, we may not have sufficient funds to complete the project. Failure to complete Tropicana Aruba on time or within budget could have a material adverse effect on our financial condition, results of operations, prospects and ability to satisfy our obligations. Opening Tropicana Aruba within our anticipated time frame and remaining within budget will depend upon, among other things, the absence of any unforeseen difficulties or delays.

In addition, certain permits, licenses and approvals necessary for the development, construction and operation of Tropicana Aruba have not yet been obtained. The scope of the approvals required for a project of this nature is extensive. Unexpected changes or concessions required by Aruban regulatory authorities could involve significant additional costs and result in delay in the scheduled opening of Tropicana Aruba. We may not receive the necessary licenses and approvals or obtain them within our anticipated time frame.

Our business, financial condition and results of operations could be materially adversely affected by the occurrence of accidents, natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters, such as hurricanes, floods, fires and earthquakes could adversely affect our businesses and operating results. Hurricanes are common to the areas in which our Louisiana and Mississippi properties are located and the severity of such natural disasters is unpredictable. In October 2012 Hurricane Sandy resulted in the mandatory closure of our Tropicana Atlantic City property for approximately five days. Although the property did not incur any significant property damage, the severity of the property damage to a large portion of the Atlantic City feeder markets including New Jersey, New York and Pennsylvania resulted in long term business interruption that has continued into 2013 and materially affected operating results. Likewise, in August 2011 Hurricane Irene and mandatory governmental evacuation orders for Atlantic City caused an approximately three-day closure of our Tropicana AC property, adversely affecting our operating results. In May 2011 both of our properties in Greenville, Mississippi - Lighthouse Point and Jubilee - were closed for approximately 29 days as a result of Mississippi River flooding that caused substantial damage at our Lighthouse Point property and adversely affected our operating results at our Greenville facilities. Likewise, in August 2012 our property in Louisiana was forced to temporarily close for approximately 2 days as a result of Hurricane Isaac. We cannot predict the impact that any future natural disasters will have on our ability to maintain our customer base or to sustain our business activities.

Moreover, our riverboats face additional risks from the movement of vessels on waterways, such as collisions with other vessels or damage from debris in the water. Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could materially adversely affect our business, financial condition and results of operations.

Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions), and tourism. In addition, any man-made or natural disasters in or around our properties could have a materially adverse effect on our businesses, financial condition and results of operations. We cannot predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot ensure that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts.

In the future, the prolonged disruption at any of our properties due to natural disasters, terrorist attacks, or other catastrophic events could materially adversely affect our business, financial condition and results of operations.

Leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks or acts of war or hostility. These events can create economic and political uncertainties that could adversely impact our business levels. Furthermore, although we may have some insurance coverage for certain types of terrorist acts, insurance coverage against loss or business interruption resulting from war and some forms of terrorism may be unavailable.

Our properties, including our riverboats and dockside facilities, are subject to risks relating to mechanical failure, weather and regulatory compliance.

All of our facilities are subject to the risk that operations could be halted for a temporary or extended period of time, as result of casualty, forces of nature, mechanical failure, or extended or extraordinary maintenance, among other causes. In addition, our gaming operations, particularly those conducted on riverboats or at dockside facilities, could be damaged or halted due to extreme weather conditions. In October 2012 Hurricane Sandy resulted in the mandatory closure of our Tropicana Atlantic City property for approximately five days. Although the property did not incur any significant property damage, the severity of the property damage to a large portion of the Atlantic City feeder markets including New Jersey, New York and Pennsylvania has resulted in long term business interruption that has continued into 2013 and materially affected operating results. Likewise, in August 2011 Hurricane Irene and mandatory governmental evacuation orders for Atlantic City caused an approximately three-day closure of our Tropicana AC property, adversely affecting our operating results. In May 2011 both of our properties in Greenville, Mississippi - Lighthouse Point and Jubilee - were closed for approximately 29 days as a result of Mississippi River flooding that caused substantial damage at our Lighthouse Point property and adversely affected our operating results at our Greenville facilities. Likewise, in August 2012 our property in Louisiana was forced to temporarily close for approximately 2 days as a result of Hurricane Isaac. Each of our riverboats must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each riverboat must hold a Certificate of Inspection for stabilization and flotation, and may also be subject to local zoning codes. The U.S. Coast Guard requirements establish standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel's Certificate of Inspection or American Bureau of Shipping approval would preclude its use as a casino.

Except for our riverboats that have opted for alternate inspection by the American Bureau of Shipping allowed in those gaming jurisdictions where we operate that provide for such alternative inspections, U.S. Coast Guard regulations require a hull inspection for all riverboats at five-year intervals. Under certain circumstances, alternative hull inspections may be approved. The U.S. Coast Guard may require that such hull inspections be conducted at a dry-docking facility, and if so required, the cost of travel to and from such docking facility, as well as the time required for inspections of the affected riverboats, could be significant. To date, the U.S. Coast Guard has allowed in-place inspections of our riverboats. The U.S. Coast Guard may not allow these types of inspections in the future. The loss of a riverboat casino from service for any period of time could materially adversely affect our business, financial condition and results of operations.

U.S. Coast Guard regulations also require certain of our properties to prepare and follow certain security programs. In the first quarter of 2003, Casino Aztar implemented the American Gaming Association's Alternative Security Program at its riverboat casino. In November 2012, the Indiana Gaming Commission approved Casino Aztar to convert from a self-propelled riverboat to a permanently moored craft designation, contingent on successful completion of an emergency drill package to be approved by American Bureau of Shipping (ABS) and the addition of an additional passenger egress before the next annual inspection of the vessel (October 2013). In December 2012, the United States Coast Guard relinquished regulatory oversight of the Casino Aztar vessel after successful completion of the ABS drills, negating the requirement for the Alternative Security Program. Belle of Baton Rouge applies a customized alternative security program. The American Gaming Association's Alternative Security Program is specifically designed to address maritime security requirements at riverboat casinos and their respective dockside facilities. Changes to these regulations could adversely affect our business, financial condition and results of operations.

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Our information technology and other systems are subject to cyber security risk including misappropriation of customer information or other breaches of information security.

We rely on information technology and other systems to maintain and transmit customer financial information, credit card settlements, credit card funds transmissions, mailing lists and reservations information. Our information and processes are exposed to the ever-changing threat of compromised security, in the form of a risk of potential breach, system failure, computer virus, or unauthorized or fraudulent use by customers, company employees, or employees of third party vendors. The steps we take to deter and mitigate these risks may not be successful, and any resulting compromise or loss of data or systems could adversely impact, operations or regulatory compliance and could result in remedial expenses, fines, litigation, and loss of reputation, potentially impacting our financial results.

Noncompliance with environmental, health and safety regulations applicable to our hotels and casinos could adversely affect our results of operations.

As the owner, operator, and developer of real property, we must address, and may be liable for, hazardous materials or contamination of these sites and any other off-site locations at which any hazardous materials that our activities generate are disposed. Our ongoing operations are subject to stringent regulations relating to the protection of the environment and handling of waste, particularly with respect to the management of wastewater from our facilities. Any failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous compliance standards, or the more vigorous enforcement of environmental laws or regulations could limit our future opportunities and, accordingly, could materially adversely affect our business, financial condition and results of operations by increasing our expenses and limiting our future opportunities.

The concentration and evolution of the slot machine manufacturing industry could impose additional costs on our operations.

A majority of our gaming revenue is attributable to slot machines operated at our gaming facilities. It is important, for competitive reasons, that we offer popular and technologically advanced slot machine games to our customers. A substantial majority of the slot machines sold in the United States in recent years were manufactured by a limited number of companies. A deterioration in the commercial arrangements with any of these slot machine manufacturers or significant industry demand, could result in our being unable to acquire the slot machines desired by our customers or could result in manufacturers significantly increasing the cost of these machines. Going forward, the inability to obtain new and up to date slot machine games could impair our competitive position and result in decreased gaming revenues at our casinos. In addition, increases in the costs associated with acquiring slot machine games could adversely affect our profitability and, accordingly, have a material adverse effect on our business, financial condition and results of operations.

In recent years, the prices of new slot machines have dramatically increased. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring gaming operators to execute participation lease arrangements for them to be able to offer such machines to patrons. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental fee. Such agreements may (depending on regulatory restrictions in the applicable jurisdiction) also include a percentage payment to the manufacturer based on the usage of the machine or the gaming company's receipts from the machine, sometimes referred to as "coin-in" or "net win" percentage payments. Generally, a slot machine participation lease is more expensive over the long term than the cost of purchasing a new slot machine. We have slot machine participation leases at most of our properties

For competitive reasons, we may be forced to purchase new, more contemporary slot machines, or enter into participation lease arrangements that are more expensive than the costs currently associated with the continued operation of existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participation lease costs, it could materially adversely affect our business, financial condition and results of operations.

We may not have or be able to obtain sufficient insurance coverage to replace or cover the full value of losses we may suffer.

Our casino properties may be subject to extreme weather conditions, including, but not limited to, hurricanes and floods.

In the future, such extreme weather conditions may interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities. Although we maintain both property and business interruption insurance coverage for certain extreme weather conditions, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption. We cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such extreme weather conditions. In addition, extreme weather events such as hurricanes and floods have resulted in increases in insurance premiums, increased deductibles and less favorable coverage terms. Furthermore, such extreme weather conditions may interrupt or impede access to our affected properties and may cause visits to our affected properties to decrease for an indefinite period.

While we maintain insurance against many risks to the extent and in amounts that we believe are reasonable, these policies will not cover all risks. Furthermore, portions of our businesses are difficult or impracticable to insure. Therefore, after carefully weighing the costs, risks, and benefits of retaining versus insuring various risks, as well as the availability of certain types of insurance coverage, we occasionally may opt to retain certain risks not covered by our insurance policies. Retained risks are associated with deductible limits or self-insured retentions, partial self-insurance programs and insurance policy coverage ceilings.

We carry certain insurance policies that, in the event of certain substantial losses, may not be sufficient to pay the full current market value or current replacement cost of damaged property. As a result, if a significant event were to occur that is not fully covered by our insurance policies, we may lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from such property. We cannot assure that we will not face uninsured losses pertaining to the risks we have retained. Consequently, uninsured losses may negatively affect our financial condition, liquidity and results of operations.

We may not be able to obtain sufficient insurance coverage and cannot predict whether we may encounter difficulty in collecting on any insurance claims we may submit, including claims for business interruption.

Energy price increases may adversely affect our business, financial condition and results of operations due to the significant amounts of energy used in our operations.

Our casino properties use significant amounts of electricity, oil, natural gas and other forms of energy. Substantial increases in energy and fuel prices may negatively affect our businesses, financial condition and results of operations in the future. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but the impact could be material. In addition, energy and gasoline price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which would negatively impact our revenues. Further, increases in fuel prices, and resulting increases in transportation costs, could materially adversely affect our business, financial condition and results of operations.

Our investment activities are subject to risks that may adversely affect our results of operations, liquidity and financial condition.

From time to time we may invest in marketable securities, or derivatives thereof, including higher risk equity securities and high yield debt instruments. These securities are subject to general credit, liquidity, market risks and interest rate fluctuations that can affect various sectors of the financial markets, including the credit and stock markets. The market risks associated with any investments we may make may have a material adverse effect on our results of operations, liquidity and financial condition.

Our investments at any given time also may become highly concentrated within a particular company, industry, asset category, trading style or financial or economic market. In that event, our investment portfolio will be more susceptible to fluctuations in value resulting from adverse economic conditions affecting the performance of that particular company, industry, asset category, trading style or economic market than a less concentrated portfolio would be. As a result, our investment portfolio could become concentrated and its aggregate return may be volatile and may be affected substantially by the performance of only one or a few holdings.

For reasons not necessarily attributable to any of the risks set forth in this Form 10-K (for example, supply/demand imbalances or other market forces), the prices of the securities in which we invest may decline substantially.

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Risks Related to Our Indebtedness

Circumstances may arise whereby the Company may become overleveraged, which could have significant negative consequences.

As of December 31, 2012, we had total indebtedness of approximately $173.8 million, which consists primarily of our New Term Loan Facility. Circumstances may arise that could cause us to become overleveraged, which could have significant negative consequences, including:

- we may be vulnerable to a downturn in the markets in which we operate or a downturn in the economy in general;
- we may be required to dedicate a substantial portion of our cash flow from operations to fund working capital, capital expenditures, and other general corporate requirements;
- we may be limited in our flexibility to plan for, or react to, changes in our businesses and the industry in which we operate or entry of new competitors into our markets;
- we may be placed at a competitive disadvantage compared to our competitors that have less debt; and
- we may be limited in borrowing additional funds.

A significant portion of our indebtedness is subject to floating interest rates, which may expose us to higher interest payments.

A substantial portion of our indebtedness is subject to floating interest rates, which makes us more vulnerable in the event of adverse economic conditions, increases in prevailing interest rates, or a downturn in our business. As of December 31, 2012, approximately $173.8 million of our indebtedness, which represents the outstanding balance under our New Term Loan Facility, was subject to floating interest rates. We currently have no hedging arrangements in place to mitigate the impact of higher interest rates.

Our indebtedness could adversely affect our business, financial condition and results of operations and prevent us from fulfilling our obligations under the terms of our indebtedness.

Our indebtedness could adversely affect our business, financial condition and results of operations and prevent us from fulfilling our obligations under the terms of our indebtedness. The terms of the New Term Loan Facility require us to comply with a first lien net leverage ratio and a total net leverage ratio. The New Term Loan Facility contains mandatory prepayment provisions from proceeds received by us and our subsidiaries as a result of asset sales, the incurrence of indebtedness and issuance of equity, casualty events and excess cash flow (subject in each case to certain exceptions). In addition, other covenants in the New Term Loan Facility may restrict our flexibility. Such covenants include limitations on indebtedness, liens, investments, acquisitions, asset sales, dividends and other restricted payments, and affiliate and extraordinary transactions. Additionally, there may be factors beyond our control that could affect our ability to meet debt service requirements. Our ability to meet debt service requirements will depend on our future performance and our ability to sustain sales conditions in the markets in which we operate, the economy generally, and other factors that are beyond our control. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure that our businesses will generate sufficient cash flow from operations or that future borrowings will be available in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We cannot assure that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we are unable to make scheduled debt payments or comply with the other provisions of our debt instruments, our lenders will be permitted under certain circumstances to accelerate the maturity of the indebtedness owing to them and exercise other remedies provided for in those instruments and under applicable law.

Risks Related to Our Common Stock

Mr. Carl C. Icahn exerts significant influence over us and his interests may conflict with the interest of our other stockholders.

Mr. Carl C. Icahn, the chairman of our board of directors, controlled approximately 67.9% of the outstanding shares of our common stock as of December 31, 2012. Mr. Icahn is able to control or exert substantial influence over us, including the election of our directors and controlling most matters requiring board approval, including business strategies, mergers, business combinations, acquisitions or dispositions of significant assets, issuances of common stock, incurrence of debt or other financings. The existence of a controlling stockholder may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire, a majority of our outstanding common stock, which may adversely decrease the value of shares held by other stockholders. Entities affiliated with Mr. Icahn hold financial interests that may be competitive to us. For example, entities affiliated with Mr. Icahn are lenders to Trump Entertainment Resorts, Inc.

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As a public company, we may have reduced access to resources of, and benefits provided by, entities affiliated with Mr. Carl Icahn.

We believe that our relationship with entities affiliated with Mr. Icahn has, in many cases, provided us with a competitive advantage in identifying and attracting partners for critical supply and buying arrangements. In January 2013 we acquired an equity interest in Insight Portfolio Group, LLC, ("Insight Portfolio") a company that provides consulting services and expertise in sourcing goods and services and insurance products to its members who consist of Icahn portfolio companies. As a member of Insight Portfolio we are afforded the opportunity to purchase goods, services and property from vendors with whom Insight Portfolio has negotiated rates and terms. Insight Portfolio does not guarantee that we will purchase any goods, services or property from any such vendors, and we are under no obligation to do so. We have purchased a variety of goods and services as members of the buying group at prices and on terms that we believe are more favorable than those that would be achieved on a stand-alone basis.

If we were unable to participate in these supply and buying group arrangements, our costs could increase, which could materially adversely affect our business, financial condition and results of operations.

Our common stock is traded on the OTCQB Market, is illiquid and subject to price volatility unrelated to our operations.

Our shares of common stock are currently traded on the OTCQB Market. Many institutional investors have investment policies which prohibit them from trading in stocks on the OTCQB Market. As a result, stocks traded on the OTCQB Market generally have limited trading volume and exhibit a wide spread between the bid/ask quotations than stock traded on national exchanges.

In addition, the stock market is subject to extreme price and volume fluctuations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, our quarterly operating results, operating results of our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. Certain of these factors can have a significant effect on the market price for our stock for reasons that are unrelated to our operating performance.

Issuance of common stock to our management and directors will dilute our stockholders.

On the Effective Date, 7% of our common stock, on a fully diluted basis, was reserved for issuance as grants of stock, restricted stock, options, or similar equity awards in connection with a management and director equity incentive program, which has not yet been adopted. Any future issuance of common stock will dilute the percentage ownership of existing holders of our common stock. For example, the issuance of the full 7%, or 1,881,720 shares of common stock, would dilute a stockholder with 1% of the pre-issuance outstanding shares by 0.07%, resulting in a post-issuance ownership of 0.93% by that stockholder.

We have not paid dividends in the past, and do not plan to pay dividends in the future.

We do not plan to pay any dividends or make any distributions on our common stock in the foreseeable future. We also have certain restrictions under the New Term Loan Facility from paying dividends in the future. Therefore you should not expect to receive any dividend income from our shares of common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

See "Item 1.—Business—Properties and Segments" for a brief description of the location and general character of each of our properties.

East

Tropicana AC is situated along the Boardwalk in Atlantic City, New Jersey, on approximately 14 acres, which we own.

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Central

Casino Aztar is a riverboat casino, hotel and entertainment complex situated on approximately 20 acres along the Ohio River in Evansville, Indiana. We own the riverboat along with 10 acres and the remaining 10 acres are leased from the City of Evansville. Under the terms of the lease, we may extend the lease term through November 30, 2040 by exercising up to seven five-year renewal options. In March 2010, we amended the Casino Aztar land lease and exercised its second of seven renewal options which extends the lease term through November 2015. Under the terms of the lease renewal, effective December 1, 2010, we are required to pay a percentage of the adjusted gross receipts ("AGR") for the year in rent with a minimum annual rent of no less than $2 million. The percentage rent is equal to 2% of the AGR up to $25 million, plus 4% of the AGR in excess of $25 million up to $50 million, plus 6% of the AGR in excess of $50 million up to $75 million, plus 8% of the AGR in excess of $75 million up to $100 million, plus 12% of the AGR in excess of $100 million. In accordance with the lease renewal we paid a total of $13.5 million for the prepayment of rent to the City of Evansville for the period between January 2011 and December 2015. In addition, per the terms of the lease, the Company constructed a pedestrian bridge to Casino Aztar as a leasehold improvement. The bridge opened in April 2012.

West

Tropicana Laughlin is located in Laughlin, Nevada. Tropicana Laughlin is situated on approximately 31 acres, which we own.

River Palms is also located in Laughlin, Nevada. River Palms is situated on approximately 35 acres, which we own.

MontBleu is situated on approximately 21 acres in South Lake Tahoe, Nevada. We have a lease agreement with respect to the land and building which MontBleu operates through December 31, 2028. Under the terms of the lease, rent is $333,333 per month, plus 10% of gross revenues in excess of $50 million through December 31, 2011. Beginning in 2012, rent is calculated as the greater of (i) $333,333 per month as increased by the same percentage that the Consumer Price Index has increased from 2009 thereafter, or (ii) 10% of gross revenues.

South and other

Tropicana Greenville is a dockside riverboat situated on approximately four acres in Greenville, Mississippi. We own the riverboat in which Tropicana Greenville conducts its operations and lease the land on which the docking, entry and parking facilities of the casino are situated. We are required to pay an amount equal to 2% of Tropicana Greenville's monthly gross gaming revenues in rent, with a minimum monthly payment of $75,000. In addition, in any given year in which Tropicana Greenville's annual gross gaming revenues exceed $36.6 million, we are required to pay 8% of the excess amount as rent pursuant to the terms of the lease. The current lease has been extended through June 2019 with options to extend its term through 2044. In 2012, we expanded Lighthouse Point into a renovated, land-side facility. As part of this project, the operations at Jubilee were consolidated into Lighthouse Point and the property was rebranded as Trop Casino Greenville.

Belle of Baton Rouge is a dockside riverboat situated on approximately 23 acres on the Mississippi River in Baton Rouge, Louisiana. We lease certain land and buildings under separate leases, with annual payments of $0.3 million which run through 2013 with options to extend for up to 70 years. In addition, we lease a parking lot with annual base rent of $0.4 million, plus 0.94% of annual Adjusted Gross Revenue in excess of $45.0 million but not to exceed $80.0 million through August 2015.

Tropicana Aruba, a casino resort under development, is located in Noord, Aruba on approximately 14 acres of land which are leased through July 30, 2051. Under the terms of the land lease, the required annual payments are approximately $93,000.

Corporate

We also lease office space for our corporate headquarters in Las Vegas, Nevada. In addition to the property described above, we own or lease certain facilities that are not material to our operations.

ITEM 3. LEGAL PROCEEDINGS.

Wimar and CSC Administrative Expense Claims

On March 31, 2009, Wimar Tahoe Corporation ("Wimar") and Columbia Sussex Corporation ("CSC") filed separate proceedings with the Bankruptcy Court related to administrative expense claims against the Predecessors. On August 4, 2010, Wimar and CSC separately filed motions for summary judgment seeking payment on account of these claims from the Company totaling approximately $5.4 million, which was recorded as a liability upon emergence from bankruptcy and is included in accounts payable in our accompanying balance sheet as of December 31, 2012 and December 31, 2011. In its objection to Wimar and CSC's motions for summary judgment, the Company disputes the administrative expense and/or priority status of certain amounts claimed and also contends that any payment to CSC or Wimar should await the resolution of the adversary proceeding instituted by Lightsway Litigation Services, LLC, as Trustee of the Tropicana Litigation Trust established in the Chapter 11 Cases, against CSC and Wimar. On June 24, 2011, the Company, CSC, and Wimar, along with certain other parties, participated in mediation concerning Wimar and CSC's claims, but the mediation terminated without resolution of the claims. Oral argument on the summary judgment motions were conducted on September 27, 2011 and November 22, 2011 and the parties are awaiting the Court's decision regarding these motions. Oral argument on the summary judgment motions were conducted on September 27, 2011 and November 22, 2011 and the parties are awaiting the Court's decision regarding these motions.

Aztar v. Marsh

Aztar filed a broker malpractice and breach of contract action in the Superior Court of New Jersey, Atlantic County, Law Division (the "Court") on August 12, 2010, against Marsh & McLennan Companies, Marsh, Inc., Marsh USA, Inc. and various fictitious Marsh entities (together, the "Marsh Defendants"). The claim seeks $100 million or more in compensatory damages against the Marsh Defendants, Aztar's risk management and insurance brokers at the time of a 2002 expansion of Tropicana AC by Aztar, including, but not limited to, lost profits, expenses arising from the interruption of operations, attorneys' fees, loss of the use of the insurance proceeds at issue, and litigation expenses resulting from the Marsh Defendants' failure to secure for Aztar business interruption and property damage coverage covering losses sustained by Aztar from the collapse of a parking garage that occurred at Tropicana AC on October 30, 2003.

The Marsh Defendants filed an answer on October 20, 2010 denying the material allegations of the complaint and subsequently filed a Motion to Dismiss for Forum Non Conveniens in December 2010, which motion was denied by the Court on April 12, 2011. On August 18, 2011 the Marsh Defendants filed a Motion for Summary Judgment arguing that the Court should apply the Arizona Statue of Limitations to the action. Aztar filed an objection to the Marsh Defendants' motion on September 23, 2011 arguing, inter alia, that the New Jersey Statute of Limitations applies to the action. The Marsh Defendants filed its Reply on October 3, 2011. The motion was argued in January 2012. In April 2012, the Court granted the Marsh Defendants' motion for Summary Judgment dismissing Aztar's complaint with prejudice. Aztar subsequently filed a Motion for Reconsideration with the Court, which motion was denied. In September 2012, Aztar filed an appeal of the Court's decision to dismiss the case with the Superior Court of New Jersey, Appellate Division, which appeal is currently pending. Any recovery obtained by Aztar in this action will be recoverable by the Company as the current owner of Tropicana AC.

Nevada Use Tax Refund Claims

On March 27, 2008, the Nevada Supreme Court issued a decision in *Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation* (the "Department"), that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. The Predecessors had previously paid use tax on food purchased for subsequent use in complimentary and employee meals at our Nevada casino properties and has filed refunds for the periods from February 2000 through March 2008.

The Company is claiming the exemption on sales and use tax returns for periods from March 2008 to February 2012 based on the Nevada Supreme Court decision and has not accrued or paid any sales or use tax for that period. Recently the Nevada Department of Taxation has asserted that gaming companies should pay sales tax on customer complimentary meals and employee meals on a prospective basis. This position stems from a recent Nevada Tax Commission decision concerning another gaming company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The other gaming company filed in Clark County District Court a petition for judicial review of the Nevada Tax Commission decision. The Company is currently accruing tax prospectively, but is not remitting any tax, as it disagrees with the position asserted by the Nevada Department of Taxation.

Greenville Riverboat, LLC Appraisal Action

On October 28, 2010, we elected to effect a merger which resulted in the purchase of the minority interests in Greenville Riverboat, LLC, our subsidiary that owns Lighthouse Point. The minority owner received $2.5 million in cash, and exercised appraisal rights, requesting an additional $3.2 million as payment for its minority interest, for a total valuation amount of approximately $5.7 million. The minority owner also asserted certain cross claims against Lighthouse Point in the appraisal proceeding pending in The Chancery Court of Rankin County, Mississippi, Civil Action No. 70800 for additional distributions. We believe that the cross claims are without merit and are vigorously contesting same. We have also contested any additional payment for the minority interest. In December 2012, a Special Master appointed by the court submitted a business valuation report to the court valuing the minority interest at approximately $2.6 million. We have filed exceptions to the Special Master report seeking a valuation of approximately $2.3 million. There can be no assurance that we will succeed in this proceeding, and we could be required to make additional payments.

Tropicana AC Tax Appeal Settlement

In January 2013 we settled outstanding real estate tax appeals involving our Tropicana AC property with the City of Atlantic City. The settlement involves the tax years 2007 through 2012 and also covers negotiated real estate assessments for 2013 and 2014. Under the terms of the settlement, Tropicana AC will receive a $49.5 million refund in the form of credits against future year real estate tax bills beginning in 2013 and ending in 2017. In addition, under the terms of the settlement, in 2013 Tropicana AC will be assessed at $700 million and in 2014 Tropicana AC will be assessed at $680 million. The credits are front-loaded in 2013 and 2014 so that after the credits are applied, Tropicana will pay $1.75 million in taxes in 2013 and $3.0 million in taxes in 2014, with the remainder of the credits spread over the remaining three years, 2015 through 2017.

Indiana Gross Income Tax Appeals

In October 2012 we partially settled gross income tax litigation pending with the State of Indiana related to our Predecessor, Aztar Missouri Gaming Corporation ("AMO"). Pursuant to the settlement we received a refund in the approximate amount of $3.8 million attributed to AMO's overpayment of gross income tax for the tax years 2004 through 2007. Gross income tax refund claims involving our Predecessor, Aztar Indian Gaming Corporation ("AIN"), for the same tax years as well as gross income tax assessments involving AIN for the tax year 2008 remain in litigation.

In addition, we are party to certain lawsuits in the normal course of business. While the outcome of any such open legal proceedings cannot at this time be predicted with certainty, we do not expect these matters will materially affect our financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

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PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Effective November 15, 2010, our common stock was quoted on the OTCQB Market under the symbol "TPCA".

The following table sets forth the high and low sales prices per share of our common stock on the OTCQB Market for the period indicated. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	High	Low
2012		
First Quarter	$ 17.00	$ 14.00
Second Quarter	$ 16.00	$ 11.75
Third Quarter	$ 14.49	$ 13.01
Fourth Quarter	$ 15.30	$ 12.25
2011		
First Quarter	$ 17.75	$ 15.25
Second Quarter	$ 17.20	$ 15.55
Third Quarter	$ 16.15	$ 13.31
Fourth Quarter	$ 16.50	$ 13.42

Holders

As of March 1, 2013, there were 41 holders of record of our common stock.

Dividends

We have not paid, and do not anticipate paying in the foreseeable future, any dividends or making any distributions on our common stock. We also have certain restrictions under the New Term Loan Facility from paying dividends in the future.

Recent Sales of Unregistered Securities

We did not sell any unregistered securities during the period covered in this report that were not previously reported in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below reflects open market purchases during the three months ended December 31, 2012 of our common stock by Mr. Carl C. Icahn, the chairman of our board of directors and, through Icahn Enterprises, our principal beneficial stockholder, and certain of his affiliates, each of whom may be deemed to be an "affiliated purchaser" as such term is defined in Rule 10b-18(b)(3) under the Exchange Act. The information contained in this table is based upon filings with the SEC made by Mr. Icahn and his affiliates. We did not repurchase any shares of our common stock during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly	Maximum Number of Shares that May Yet Be Purchased

			Announced Plans or Programs (1)	Under the Plans or Programs
October 1, 2012 - October 31, 2012	—	$ —	—	—
November 1, 2012 - November 30, 2012	733,047	13.50	—	—
December 1, 2012 - December 31, 2012	—	—	—	—
Total	733,047	$ 13.50	—	—

(1) No purchases were made pursuant to a publicly announced plan or program.

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Securities Authorized for Issuance Under Equity Compensation Plans

While we currently do not have any equity compensation plans, in connection with the Restructuring Transactions and pursuant to the Plan, on the Effective Date, 7% of our common stock, on a fully diluted basis, was reserved for issuance as grants of stock, restricted stock, options, or stock appreciation rights or similar equity awards in connection with a compensation plan.

Stock Performance Graph

The graph below compares the cumulative total return on our common stock to the cumulative total return of the Dow Jones US Casino Index and the Russell 2000 Index for the period from November 15, 2010, the date our common stock began trading on the OTCQB Market, through December 31, 2012. The performance graph assumes that $100 was invested on November 15, 2010 in each of the Company's common stock, the Dow Jones US Casino Index and the Russell 2000 Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.


Total Return Performance
125
120
115
110
105
100
95
90
Index Value
11/15/10
12/31/10
12/31/11
12/31/12
Period Ending
Tropicana Entertainment Inc.
Dow Jones US Casino Index
Russell 2000 Index

	Cumulative Total Return			
	11/15/2010	12/31/2010	12/31/2011	12/31/2012
Tropicana Entertainment Inc.	$ 100.00	$ 108.93	$ 117.79	$ 95.71
Dow Jones US Casino Index	$ 100.00	$ 100.59	$ 93.11	$ 101.40
Russell 2000 Index	$ 100.00	$ 108.85	$ 102.91	$ 117.98

The performance graph should not be deemed filed or incorporated by reference into any other of our filings under the

Securities Act of 1933 or the Exchange Act of 1934, unless we specifically incorporate the performance graph by reference therein.

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ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below has been derived from the data of the Company as of and for the year ended December 31, 2012 and December 31, 2011 and for the period from March 8, 2010 through December 31, 2010 (the "Successor Period") and the data of the Predecessors for the period from January 1, 2010 through March 7, 2010 (the "Predecessor Period") and as of and for each of the years ended December 31, 2009 and 2008. The selected financial data of the Company presented below has been derived from the audited financial statements of the Company as of December 31, 2012, December 31, 2011 and for the Successor Period included elsewhere in the Annual Report on Form 10-K. The selected financial data of the Predecessors presented below for the Predecessor Period has been derived from the audited financial statements of the Predecessors included elsewhere in this Annual Report on Form 10-K. The selected financial data of the Predecessors presented below as of and for the years ended December 31, 2009 and 2008 has been derived from the audited financial statements of the Predecessors not included in this Annual Report on Form 10-K. The selected financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, the notes thereto and other financial and statistical information included elsewhere in this Annual Report on Form 10-K. The historical results set forth below do not indicate results expected for any future periods. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.

Selected Financial Data—Tropicana Entertainment Inc.

	Successor			Predecessors		
	Year ended December 31, 2012	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
					Discontinued Operations (a)	
(in thousands, except per share data)	TEI	TEI (a)	TEI (a)(b)	TEH	CP Vicksburg	JMBS Casino
Income Statement Data:						
Net revenues	$ 612,789	$ 623,556	$ 539,032	$ 64,519	$ 1,271	$ 3,552
Operating income (loss)	51,732	33,568	5,300	4,421	(874)	933
Income (loss) from continuing operations, including noncontrolling interest [c]	19,097	(2,990)	(17,529)	2,122,179	2,287,351	2,267,643
Income (loss) from continuing operations, attributable to Tropicana Entertainment Inc.	19,097	(2,990)	(17,409)			
Basic and Diluted Earnings Per Share:						
Income (loss) from continuing operations, attributable to Tropicana Entertainment Inc. per share	$ 0.73	$ (0.11)	$ (0.66)			
Balance Sheet Data (as of period end) [d]:						
Total assets	$ 900,900	$ 821,554	$ 848,892			
Total debt	170,754	94,087	109,477			
Total shareholders' equity	596,022	582,565	585,397			

(a) In December 2010, CP Vicksburg, a former wholly owned subsidiary of the Company, entered into an agreement to sell substantially all of the assets and certain liabilities associated with the operation of the Horizon Vicksburg, in exchange for $3.25 million in cash, a transaction which closed in March 2011. Accordingly, the results of operations for Horizon Vicksburg are presented as discontinued operations for the Successor Period. In addition, CP Vicksburg is one of our Predecessors. We are required to report the historical results of our Predecessors and accordingly have presented CP Vicksburg as discontinued operations in our selected financial data.

(b) In August 2010, we purchased the Tropicana Aruba which includes a 361-unit timeshare and rental property, a temporary casino opened in December 2011, and an unfinished permanent casino structure.

(c) During the year ended December 31, 2012, we recognized an impairment loss of $1.8 million related to our intangible assets and a gain of $4.3 million on insurance recoveries. During the year ended December 31, 2011, we recognized an impairment loss of $0.3 million related to our intangible assets and $5.1 million related to certain long-lived assets. During the Successor Period, we recognized an impairment loss of $19.0 million related to our intangible assets and $1.7 million related to our goodwill. During the Predecessor Period, reorganization items and fresh-start adjustments

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were a gain of $2.1 billion, $2.3 billion and $2.3 billion at TEH, CP Vicksburg and JMBS Casino, respectively. These amounts primarily represent non-cash charges related to the adoption of fresh-start reporting as of the Effective Date.

(d) Upon the Effective Date and following the completion of the Restructuring Transactions, we adopted fresh-start reporting in accordance with accounting guidance on reorganizations. As a result, the value of the Predecessors' assets, including intangible assets, and liabilities has been adjusted to their fair values.

Selected Financial Data—Predecessors

	Predecessor	
	TEH	
	Year Ended December 31,	
	2009	2008
	(in thousands)	
Income Statement Data:		
Net revenues	$ 359,869	$ 398,862
Operating loss [a]	(153,496)	(635,189)
Loss from continuing operations, including noncontrolling interest [b]	(189,307)	(842,827)
Balance Sheet Data (as of period end):		
Total assets	$ 818,212	$ 1,705,551
Total debt (excluding related party)	2,354,929	2,787,459
Total members' deficit	(1,823,939)	(1,593,677)

	Predecessor	
	Discontinued Operations (c)	
	CP Vicksburg	
	Year Ended December 31,	
	2009	2008
	(in thousands)	
Income Statement Data:		
Net revenues	$ 12,448	$ 24,576
Operating loss	(7,274)	(13,199)
Net loss [d]	(15,097)	(2,293,026)
Balance Sheet Data (as of period end):		
Total assets	$ 16,731	$ 23,004
Total debt	—	—
Members' deficit	(2,283,246)	(2,268,149)

	Predecessor	
	JMBS Casino	
	Year Ended December 31,	
	2009	2008
	(in thousands)	
Income Statement Data:		
Net revenues	$ 15,694	$ 18,981
Operating income (loss)	1,281	(8,981)
Net loss [d]	(6,322)	(2,289,899)
Balance Sheet Data (as of period end):		

Total assets	$	34,969	$	33,552
Total debt		—		—
Members' deficit		(2,258,208)		(2,251,886)

(a) Tropicana AC, held by the interim casino authorization trust (the "Trust"), was presented as a beneficial interest in

Trust in TEH's balance sheets as of December 31, 2009 and 2008. TEH's cost basis investment in Tropicana AC was adjusted to fair value which resulted in impairment charges of $154.3 million and $530.8 million during the years ended December 31, 2009 and 2008, respectively.

During the year ended December 31, 2008, TEH recorded $97.9 million of impairment loss related to its intangible assets other than goodwill.

During the year ended December 31, 2008, TEH recorded $27.8 million of impairment loss related to its property and equipment.

(b) During the years ended December 31, 2009 and 2008, TEH recorded $27.0 million and $92.4 million, respectively, in reorganization items as a result of the Chapter 11 Cases.

(c) In December 2010, CP Vicksburg entered into an agreement to sell substantially all of the assets and certain liabilities associated with the operation of the Horizon Vicksburg, in exchange for $3.25 million in cash. Accordingly, the results of operations for Horizon Vicksburg are presented as discontinued operations in the Successor Period. In addition, CP Vicksburg is one of our Predecessors. We are required to report the historical results of our Predecessors and accordingly have presented CP Vicksburg as discontinued operations in our selected financial data.

(d) During the years ended December 31, 2009 and 2008, CP Vicksburg and JMBS Casino each recorded $8.0 million and $2.3 billion, respectively, in non-cash loss related to the guarantee of TEH's debt which was in default as a result of the denial by the NJCCC of TEH's qualification as a holding company for Tropicana AC.

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview

We are an owner and operator of regional casino and entertainment properties located in the United States and one casino resort development located on the island of Aruba. Our United States properties include three casinos in Nevada and one casino in each of Indiana, Louisiana, Mississippi and New Jersey. We primarily cater to local and regional guests to provide a fun and exciting gaming environment with high quality and high value lodging, dining, retail and entertainment amenities. Our properties offer a broad array of gaming options specifically tailored for our patrons in each market. As of December 31, 2012, our properties collectively included approximately 381,000 square feet of gaming space with 7,121 slot machines, 231 table games and 6,046 hotel rooms.

We view each property as an operating segment which we aggregate by region in order to present our reportable segments: (i) East, (ii) Central, (iii) West and (iv) South and other. Our operations by region include the following:

- *East*—Tropicana AC located in Atlantic City, New Jersey;
- *Central*—Casino Aztar located in Evansville, Indiana;
- *West*—Tropicana Laughlin located in Laughlin, Nevada; River Palms located in Laughlin, Nevada; and MontBleu located in South Lake Tahoe, Nevada; and
- *South and other*—Belle of Baton Rouge located in Baton Rouge, Louisiana; Tropicana Greenville located in Greenville, Mississippi; and Tropicana Aruba located in Noord, Aruba.

We are a Delaware corporation that was formed on May 11, 2009 to acquire certain assets of TEH and certain of its subsidiaries pursuant to the Plan. We also acquired CP Vicksburg (which we sold in March 2011), JMBS Casino and Realty, all of which were part of the Plan. In addition, we acquired certain assets of Adamar, an unconsolidated subsidiary of TEH, including Tropicana AC.

The Restructuring Transactions were consummated and became effective on the Effective Date, March 8, 2010, at which time we acquired Adamar and several of the Predecessors' gaming properties and related assets. Prior to the Effective Date, we conducted no business, other than in connection with the reorganization of the Predecessors and the acquisition of Tropicana AC, and had no material assets or liabilities. The results of operations of Tropicana AC are not presented for the Predecessor Period (as defined below). The results of operations of Tropicana AC are included from the Effective Date.

Upon the Effective Date and following the completion of the Restructuring Transactions, we adopted fresh-start reporting in accordance with accounting guidance on reorganizations. As a result, the values of the Predecessors' assets, including intangible assets, and liabilities were adjusted as of the Effective Date to their estimated fair values on our balance sheet.

The historical financial results of the Predecessors and Adamar are not indicative of our current financial condition or our future results of operations following the Effective Date. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.

Presentation

References in this Annual Report on Form 10-K to "Successor" refer to the Company on or after March 8, 2010, after giving effect to (i) the issuance of 12,098,053 shares of common stock and Ordinary Warrants in accordance with the Plan, (ii) the entry into our Exit Facility in accordance with the Plan, which included the issuance of Penny Warrants, (iii) the application of fresh-start reporting and (iv) the issuance of 12,901,947 shares of our common stock related to the acquisition of Tropicana AC. References to "Predecessors" refer to the Predecessors prior to March 8, 2010.

Due to the adoption of fresh-start reporting on March 8, 2010, the accompanying statements of operations and cash flows for the year ended December 31, 2010 are presented for two periods: January 1, 2010 through March 7, 2010 (the "Predecessor

Period") for each of the Predecessors, and March 8, 2010 through December 31, 2010 (the "Successor Period") for the Company. The Predecessor Period reflects the historical accounting basis in the Predecessors' assets and liabilities, while the Successor Period reflects the assets and liabilities at fair value by allocating the Company's enterprise value to its assets and liabilities pursuant to accounting guidance related to business combinations.

Because we conducted no business prior to March 8, 2010, we have presented the results of the Predecessors for the Predecessor Period for comparison purposes. We refer to our year ended December 31, 2010 results as "2010 Combined," derived from the summation of the results of TEI for the Successor Period and TEH and JMBS Casino for the Predecessor Period. CP Vicksburg is excluded from the 2010 Combined period as it is classified as discontinued operations. However, CP Vicksburg was one of our Predecessors and we are required to report the historical results of our Predecessors and accordingly have presented CP Vicksburg as discontinued operations in our management's discussion and analysis of financial condition and results of operations. The discussion of our results of operations contains a comparison of our results for the year ended December 31, 2011 and the 2010 Combined period. The application of fresh-start reporting did not materially affect the Company's continuing operations; however the 2010 Combined period may yield results that are not fully comparable on a period-by-period basis, particularly with respect to depreciation and amortization and interest expense. The combined presentation does not comply with generally accepted accounting principles in the United States ("GAAP") or with the rules of the SEC for pro forma presentation; however, it is presented because we believe it is the most meaningful comparison of our results between periods.

Results of Operations

Our financial results are highly dependent upon the number of customers that we attract to our facilities and the amounts those customers spend per visit. Additionally, our operating results may be affected by, among other things, overall economic conditions affecting the discretionary income of our customers, competitive factors, gaming tax increases and other regulatory changes, the opening or acquisition of new gaming operations, the negative impact the Predecessors' bankruptcy filings had on our facilities, our ability to reinvest in our properties, potential future exposure for liabilities of the Predecessors that we assumed, our limited operating history, and general public sentiment regarding travel. We may experience significant fluctuations in our quarterly operating results due to seasonality and other factors. Historically, our operating results are the strongest in the third quarter and the weakest in the fourth quarter. In addition, weather and long-weekend holidays affect our operating results.

Casino revenues are one of our main performance indicators and account for a significant portion of our net revenues. Casino revenues represent the difference between wins and losses from gaming activities such as slot machines and table games. Key volume indicators include table game volumes and slot volumes, which refer to amounts wagered by our customers. Win or hold percentage represents the percentage of the amounts wagered by the customer that is won by the casino, which is not fully controllable by us, and recorded as casino revenue. Most of our revenues are cash-based, through customers wagering with cash or chips or paying for non-gaming services with cash or credit cards, and therefore are not subject to any significant or complex estimation. As a result, fluctuations in net revenues have a direct impact on cash flows from operating activities. Other performance indicators include hotel occupancy, which is a volume indicator for hotels, and the average daily rate, which is a price indicator for the amount customers paid for hotel rooms.

The following significant factors and trends should be considered in analyzing our operating performance:

- *Tropicana AC.* We acquired Tropicana AC on March 8, 2010 and its operating results are included only from the Effective Date. In 2010, Tropicana AC implemented a new marketing strategy to target high end table game players to counter the increased competition from Pennsylvania and other surrounding markets. Casino revenues can vary because of table game hold percentage and differences in the odds for different table games. High end play may lead to greater fluctuations in our table game hold percentage and, as a result, we may experience greater revenue fluctuation between reporting periods due to this marketing strategy. For the year ended December 31, 2012, the table game hold decreased 1.5 percentage points at Tropicana AC when compared to the same period in the prior year. For the year ended December 31, 2011, the table game hold decreased 2.2 percentage points at Tropicana AC when compared to the same period in the prior year. This hold percentage is not necessarily indicative of results that can be expected for future periods.

- *Hurricane Sandy.* In October 2012, Hurricane Sandy resulted in the mandatory closure of our Tropicana Atlantic City property for approximately five days. Although the property did not incur any significant property damage, the severity of the property damage to a large portion of the Atlantic City feeder markets including New Jersey, New York and Pennsylvania resulted in long term business interruption that has continued into 2013 and materially affected operating results. Fourth quarter 2012 results were adversely affected due to the business interruption encountered as a result of Hurricane Sandy.

- *General Economic Conditions.* Current economic conditions continue to adversely impact us and the gaming industry as a whole. We believe our guests have reduced their discretionary spending as a result of uncertainty and instability relating to employment and the investment and housing markets. While general economic conditions have modestly improved, we cannot assure that they will continue to improve or will not worsen in the future.

- *Fresh-Start Reporting.* As noted above, we adopted fresh-start reporting on March 8, 2010 and as a result our results of operations are not comparable to those of the Predecessors. In particular, the assets and liabilities of the Predecessors have been adjusted to fair value and certain assets and liabilities not previously recognized in the Predecessors' financial statements have been recognized under fresh-start reporting. The most significant changes are in depreciation and amortization as we recorded our property and equipment at their estimated fair values upon the Effective Date.

- *Cost Efficiencies.* As a result of economic conditions,we continue to focus on efficiency initiatives. These cost saving initiatives include decreased payroll and benefits expense related to our company-sponsored health insurance plans.

- *Debt and Interest Expense.* In March 2012, we entered into the credit facilities (the "Credit Facilities"), which consist of (i) a senior secured first lien term loan facility in an aggregate principal amount of $175 million issued at a discount of 2% (the "New Term Loan Facility") and (ii) a cash collateralized letter of credit facility in a maximum aggregate amount of $15 million (the "Letter of Credit Facility"). Commencing on June 30, 2012, the New Term Loan Facility requires quarterly principal payments of 0.25% of the original principal amount through December 2017 with the remaining outstanding amounts due on March 16, 2018, the maturity date. The obligations under the New Term Loan Facility bear interest at a floating rate which was 7.50% as of December 31, 2012. A portion of the net proceeds from the New Term Loan Facility was used to repay in full the amounts outstanding under the Exit Facility which totaled approximately $107.7 million in repaid principal, accrued and unpaid interest and the applicable prepayment penalty. We recognized a $12.8 million loss on debt retirement which includes a $2.0 million prepayment penalty and a $10.8 million write-off of unamortized debt issuance costs and discounts during the year ended December 31, 2012. An entity affiliated with Carl C. Icahn, the chairman of our board of directors and, through Icahn Enterprises, our principal beneficial stockholder, was a lender under the Exit Facility and held more than 50% of the loans extended under the Exit Facility. In addition, another entity affiliated with Mr. Icahn was the administrative agent and collateral agent under the Exit Facility. Our interest expense was $17.2 million and $32.4 million for the year ended December 31, 2012 and 2011, respectively, which includes amortization of the related debt discount, Penny Warrants and debt issuance costs of $3.3 million and $12.8 million for the year ended December 31, 2012 and 2011, respectively.

  On December 29, 2009, we entered into a credit facility (the "Exit Facility"), which consisted of (i) a $130 million senior secured term loan credit facility issued at a discount of 7% (the "Term Loan Facility") and (ii) a $20 million senior secured revolving credit facility (the "Revolving Facility"). The Exit Facility would have matured on March 8, 2013. The Term Loan Facility required principal payments of $1.3 million annually on March 8, 2011 and 2012. The Revolving Facility did not generally require principal payments prior to the maturity date. All amounts outstanding under the Exit Facility accrued interest at a rate per annum of 15% so long as no default or event of default had occurred and is continuing, or at a rate per annum of 17% in the event that a default or event of default had occurred and is continuing. On the Effective Date, the proceeds of the Term Loan Facility were used to repay certain indebtedness, including the TEH's $65 million post-petition, debtor-in-possession financing (the "DIP Credit Facility"), to pay Bankruptcy Court-approved administrative claims and expenses, to provide for working capital, to pay fees and expenses related to the Exit Facility and for other general corporate purposes. As a result of entering into the Exit Facility, our interest expense was $32.4 million and $26.9 million for the year ended December 31, 2011 and the Successor Period, respectively, which includes $12.8 million and $10.5 million of amortization of the related debt discount, Penny Warrants and debt issuance costs. The Exit Facility was guaranteed by substantially all our existing and future subsidiaries. In addition to our scheduled principal payment in March 2011, we made a $25.0 million prepayment on our Exit Facility in December 2011 reducing the principal amount due on this loan, and recognized a $2.4 million loss related to that prepayment.

- *Insurance recoveries.* We filed claims with our insurance carriers for our Mississippi properties under our property and business interruption policies in July 2011 related to flooding damage suffered at those properties. In 2012, the filed claims were substantially finalized resulting in a gain of $4.3 million, net of expenses and write-downs.

- *Impairment Losses.* In 2012, management reviewed the favorable lease intangible assets at Tropicana AC and recognized a $1.8 million impairment due to certain original tenant leases being terminated early. As a result of our annual impairment testing in the fourth quarter of 2011, we recognized an impairment loss of $5.4 million, of which $0.3 million was related to the "Tropicana" trade name and $5.1 million was related to our long-lived assets at River Palms. These impairments were primarily due to reduced revenue and cash flow projections. As a result of our annual impairment test in the fourth quarter of 2010, we recognized an impairment loss of $19.0 million related to intangible assets that were recorded upon the adoption of fresh-start reporting, of which $3.7 million was related to the "Tropicana" trade name, $10.5 million was related to the gaming license at Casino Aztar and $4.8 million was related to the gaming license at Belle of Baton Rouge. In addition, we recognized a $1.7 million impairment of goodwill at Belle of Baton Rouge. The trade name and Baton Rouge impairments were primarily due to reduced revenue and cash flow projections while the impairment at Casino Aztar was primarily due to higher capital expenditure assumptions, lower free cash flow amounts and changes in the weighted average cost of capital which reduced the fair value of the gaming license.

- *Acquisitions.* On August 31, 2010 we purchased a casino resort in Aruba with approximately 361 units, including the unsold fractional timeshares attached to such property, a temporary casino not in operation and an unfinished permanent casino structure. The Company renamed the property Tropicana Aruba Resort & Casino. We are currently operating the timeshare facilities, we opened the temporary casino in December 2011 and are considering development of a permanent casino. However, our development plans have not been finalized and we may decide not to proceed.

  On October 28, 2010, we elected to effect a merger which resulted in the purchase of the minority interests in Greenville Riverboat, LLC, our subsidiary that owns Lighthouse Point. The minority owner received $2.5 million in cash, and exercised appraisal rights, requesting an additional $3.2 million as payment for its minority interest. The minority owner also asserted certain cross claims against Lighthouse Point in the appraisal proceedings for additional distributions. In December 2012, a Special Master appointed by the court submitted a business valuation report to the court valuing the minority interest at approximately $2.6 million. We have filed exceptions to the Special Master report seeking a valuation of approximately $2.3 million. There can be no assurance that we will succeed in this proceeding, and we could be required to make additional payments.

- *Tropicana Greenville.* In April 2012 we closed the Jubilee riverboat facility and consolidated its operations with Tropicana Greenville which occurred in May 2012. Also, both Greenville properties were closed for 29 days during the year ended December 31, 2011 as a result of Mississippi River flooding.

- *Discontinued Operations.* On December 1, 2010, we, through CP Vicksburg, entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Delta Investments & Development, LLC ("Delta") pursuant to which we agreed to sell substantially all of the assets associated with the operation of Horizon Vicksburg in exchange for $3.25 million in cash and the assumption by Delta of certain liabilities associated with Horizon Vicksburg. The transaction closed in March 2011, resulting in a gain of $1.0 million, which is included in the gain from discontinued operations in the accompanying statements of operations for the year ended December 31, 2011.

Year ended December 31, 2012 compared to year ended December 31, 2011

The following table presents detail of our net revenues (in thousands):

	Year ended December 31,	
	2012	2011
Revenues:		
Casino	$ 493,301	$ 506,547
Room	94,449	105,516
Food and beverage	83,493	88,052
Other	24,321	24,034
Gross revenues	695,564	724,149
Less promotional allowances	(82,775)	(100,593)
Net revenues	$ 612,789	$ 623,556

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The following table sets forth certain information concerning our results of operations (dollars in thousands):

	Year ended December 31,	
	2012	2011
Net revenues:		
East	$ 264,037	$ 279,063
Central	122,502	123,975
West	120,518	123,608
South and other	105,732	96,910
Corporate	—	—
Total net revenues	$ 612,789	$ 623,556
Operating income:		
East	$ 2,059	$ 2,286
Central	27,002	26,284
West	11,403	7,160
South and other	20,413	10,670
Corporate	(9,145)	(12,832)
Total operating income	$ 51,732	$ 33,568
Operating income margin(a):		
East	0.8%	0.8%
Central	22.0%	21.2%
West	9.5%	5.8%
South and other	19.3%	11.0%
Total operating income margin	8.4%	5.4%

(a) Operating income margin is operating income as a percentage of net revenues.

Net Revenues

In the East region, net revenues were $264.0 million for the year ended December 31, 2012, a decrease of $15.0 million, or 5.4%, when compared to the year ended December 31, 2011. Based on market data, the Atlantic City market experienced year over year declines in casino win of 8.0% in the year ended December 31, 2012. The current year includes an additional competitor that opened in April 2012, as well as the effects of Hurricane Sandy which caused a city mandated five-day closure of all Atlantic City casinos in late October 2012. Although our property did not suffer any significant damage, we encountered significant business interruption and our customer visitation has yet to return to normalized levels. We also believe that the Atlantic City Market has been adversely affected by increased competition from new and expanded casinos and other permitted gambling in surrounding states. Tropicana AC's net revenues decreased from the prior year primarily due to a 9.3% decrease in casino win, which resulted in a $16.4 million decrease in casino revenue. This decrease was partially offset by increases in other operating departments due to new nightclub and retail outlets. The percentage decrease for Tropicana AC casino win exceeded the Atlantic City market as a whole primarily due to additional gaming supply from the new competitor in our market and lower table games and slot volumes. Table games volumes at Tropicana AC were 21.5% lower than the prior year. The decrease in table games revenues primarily resulted from lower volumes of high end play in the current year. Tropicana AC recorded a 1.3% decrease in slot volumes with a favorable change in the slot hold percentage. Tropicana AC reduced their promotional allowances in response to the decreased customer visitation in the year ended December 31, 2012. The average daily room rate decreased to $86 for the year ended December 31, 2012 from $100 for the year ended December 31, 2011. Due to continued competition from Pennsylvania, Tropicana AC decreased their complimentary room rates to casino customers to drive occupancy and slot volumes during the year ended December 31, 2012. The occupancy rate for the year ended December 31, 2012 was 77%, decreased from 83% in the prior year period as there were fewer available rooms in the year ended December 31, 2012 due to a city mandated property closure due to Hurricane Sandy. The occupancy rate was also adversely affected by the after-effects of Hurricane Sandy which reduced our customer visitation.

In the Central region, net revenues were $122.5 million for the year ended December 31, 2012, a decrease of $1.5 million, or 1.2%, when compared to the year ended December 31, 2011. Gaming revenues in the Central region decreased compared to the prior year period primarily due to a 1.9% decrease in slot volumes and a 2.0% increase in table games volumes which was offset by an unfavorable change in the table hold percentage. The occupancy rate for the year ended December 31, 2012 at

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Casino Aztar was 72%, relatively flat with the year ended December 31, 2011. The average daily room rate at Casino Aztar was $87 for the year ended December 31, 2012, compared to $84 for the year ended December 31, 2011. However, room revenues decreased primarily attributable to fewer rooms available in the year ended December 31, 2012 due to room renovations.

In the West region, net revenues were $120.5 million for the year ended December 31, 2012, a decrease of $3.1 million, or 2.5%, compared to the year ended December 31, 2011. The decrease was primarily driven by a 6.2% decline in slot volumes and a 4.5% decline in table games volumes. Net revenues and volumes in the West region continue to be negatively impacted by the declining casino revenue at our Laughlin properties. Net revenues at our Laughlin properties declined $4.0 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition to the negative impacts on net revenues resulting from general market conditions in Laughlin, management has shifted the marketing strategy to focus on attracting more profitable customers and has reduced the gaming capacity at River Palms to minimize expenses. At MontBleu, net revenues increased $0.9 million primarily due to increased gaming volumes and table games hold percentage. The average daily room rate for the West region was $43 for the year ended December 31, 2012, compared to $40 for the year ended December 31, 2011. The occupancy rate for the year ended December 31, 2012 and 2011 at our properties in the West region was 47% and 56%, respectively. We believe that the decrease in the occupancy rate was attributable to the increased room rates in Laughlin which is a result of the shift in strategy to attracting more profitable customers.

In the South and other region, net revenues were $105.7 million for the year ended December 31, 2012, an increase of $8.8 million, or 9.1%, compared to the year ended December 31, 2011. The opening of a temporary casino at Tropicana Aruba in December 2011, contributed an increase of $3.4 million in net revenues during the year ended December 31, 2012. Results at the Belle of Baton Rouge increased $2.9 million in 2012 primarily due to a 4.1% increase in slot volumes and a 5.4% increase in table games volumes. The United States Bowling Congress held their annual national bowling tournament in Baton Rouge from February through July 2012, which increased visitation to that property. In September 2012, another gaming operator opened a new casino in Baton Rouge. Although the new competitor has grown the market, it has had a material adverse effect on the downtown Baton Rouge riverboat casinos, including the Belle of Baton Rouge. Our Tropicana Greenville property contributed a $2.5 million increase in 2012 revenues, which we attribute to the improved guest experience in our newly expanded and renovated facility. The occupancy rate at our properties in the South and other region was 61% and 49% for the year ended December 31, 2012 and 2011, respectively. The average daily room rate for the South and other region was $85 and $73 for the year ended December 31, 2012 and 2011. Room revenues increased for the South and other region during the year ended December 31, 2012 primarily due to a full period of results from the temporary casino at Tropicana Aruba and an increase in the average daily room rates at all properties in this region.

Operating Income

In the East region, the operating income for the year ended December 31, 2012 was $2.1 million, compared to an operating income of $2.3 million for the year ended December 31, 2011. The operating income in the East Region was unfavorable compared to prior year primarily due to the decrease in revenues discussed above, partially offset by reductions in operating expenses such as payroll and benefits expense and utilities expense. Tropicana AC continues to monitor its operating expenses in response to the current economic conditions. However, those decreased operating expenses were partially offset by a $1.8 million impairment charge recognized in the year ended December 31, 2012 related to Tropicana AC's favorable lease intangible assets.

In the Central region, the operating income for the year ended December 31, 2012 was $27.0 million, a $0.7 million increase compared to the year ended December 31, 2011. The increase in operating income is primarily related to reductions in operating expenses such as payroll and benefits expense and taxes and licenses expense. In response to the lower revenues discussed above management focused on adjusting staffing requirements and controlling operating costs. Also, the property recognized decreased depreciation and amortization expense due to certain assets having been fully depreciated.

In the West region, the operating income for the year ended December 31, 2012 was $11.4 million, a $4.2 million increase compared to the year ended December 31, 2011. The increase in operating income is mainly attributable to a $5.1 million impairment loss recognized at River Palms in the year ended December 31, 2011, partially offset by decreased revenues mentioned above.

In the South and other region operating income for the year ended December 31, 2012 was $20.4 million, a $9.7 million increase compared to the year ended December 31, 2011. This increase is primarily due to the increase in revenues discussed above and a gain on insurance recoveries of $4.3 million, net of expenses and write-downs. In 2012, insurance claims related to Mississippi River flooding in May 2011 were finalized resulting in the gain of $4.3 million. These increases in operating income were partially offset by increased operating costs related to the new temporary casino at Tropicana Aruba that opened in

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December 2011.

Corporate expenses were $9.1 million for the year ended December 31, 2012, a $3.7 million decrease from the year ended December 31, 2011, driven by a $3.8 million refund of Predecessor administrative tax claims.

Interest Expense

Interest expense for the year ended December 31, 2012 and 2011 was $17.2 million and $32.4 million, respectively. The interest expense for the year ended December 31, 2012 decreased compared to the prior year period primarily due to the lower interest rate and amortization of debt discount on our New Term Loan Facility and the $25 million principal payment and related write-off of unamortized debt issuance costs and discounts made on the Exit Facility in December 2011. Our New Term Loan Facility was funded on March 16, 2012 and accrues interest at a floating rate, which was 7.5% per annum at December 31, 2012. Interest related to our Exit Facility, which was funded on March 8, 2010, accrued interest at 15% per annum. Cash paid for interest expense decreased to $13.8 million from $19.6 million for the year ended December 31, 2012 and 2011, respectively, related to the lower interest rate and payment timing under the New Term Loan Facility and the principal payment on the Exit Facility in December 2011. Interest expense also includes approximately $3.3 million and $12.8 million of amortization of debt issuance costs and discounts for the year ended December 31, 2012 and 2011, respectively. Unamortized debt issuance costs and discounts related to the Exit Facility were written off in March 2012 in connection with the repayment of that debt.

Loss on Debt Retirement

In March 2012, we entered into the New Term Loan Facility, and a portion of the net proceeds was used to repay in full the amounts outstanding under the Exit Facility. As a result of the repayment of the Exit Facility, we recognized a $12.8 million loss on debt retirement which includes a $2.0 million prepayment penalty and a $10.8 million write-off of unamortized debt issuance costs and discounts.

In December 2011, we made a $25.0 million prepayment on our Exit Facility and recognized a $2.4 million loss related to that prepayment.

Income Taxes

Income tax expense was $3.4 million for the year ended December 31, 2012 and our effective income tax rate was 15.1%. The difference between the federal statutory rate of 35% and the effective tax rate for the year ended December 31, 2012 was primarily due to the utilization of the Company's deferred tax assets and employment credits offset by disallowed foreign losses, state income taxes (net of federal benefit), and other permanent differences. For the year ended December 31, 2011, the income tax expense was $2.7 million and our effective tax rate was 779.4%. The difference between the federal statutory rate of 35% and the effective tax rate for the year ended December 31, 2011 was primarily due to disallowed foreign losses, state income taxes (net of federal benefit), employment credits, and the change in the valuation allowance.

Discontinued Operations

The Company sold substantially all of CP Vicksburg's assets related to the operation of Horizon Vicksburg, in March 2011. Accordingly, the results of operations of Horizon Vicksburg are presented as discontinued operations in the accompanying statements of operations for the year ended December 31, 2011. The cash flows of the discontinued operations are included with the cash flows of continuing operations in the accompanying statements of cash flows for the year ended December 31, 2011.

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Year ended December 31, 2011 compared to year ended December 31, 2010 (2011 compared to 2010 Combined (as defined above))

The following table presents detail of our net revenues (in thousands):

	Successor (a)		Predecessors (a)		
	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
				Discontinued Operations	
	TEI	TEI	TEH	CP Vicksburg	JMBS Casino
Revenues:					
Casino	$ 506,547	$ 446,147	$ 55,416	$ 1,189	$ 3,498
Rooms	105,516	87,872	7,101	86	45
Food and beverage	88,052	74,844	9,306	75	78
Other	24,034	22,137	1,559	16	30
Gross revenues	724,149	631,000	73,382	1,366	3,651
Less promotional allowances	(100,593)	(91,968)	(8,863)	(95)	(99)
Net revenues	$ 623,556	$ 539,032	$ 64,519	$ 1,271	$ 3,552

(a) The results for the Successor are not comparable to the Predecessors due to the completion of the Restructuring Transactions on March 8, 2010.

The following table sets forth certain information concerning our results of operations by region (dollars in thousands):

	Successor (b)		Predecessors (b)		
	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
				Discontinued Operations	
	TEI	TEI	TEH	CP Vicksburg	JMBS Casino
Net revenues:					
East	$ 279,063	$ 257,431	$ —	$ —	$ —
Central	123,975	98,466	22,432	—	—
West	123,608	104,840	26,174	—	—
South and other	96,910	78,256	15,868	1,271	3,552
Corporate	—	39	45	—	—
Total net revenues	$ 623,556	$ 539,032	$ 64,519	$ 1,271	$ 3,552
Operating income (loss):					
East	$ 2,286	$ 15,170	$ —	$ —	$ —
Central	26,284	5,296	4,691	—	—
West	7,160	5,434	1,731	—	—
South and other	10,670	(1,375)	2,603	(874)	933
Corporate	(12,832)	(19,225)	(4,604)	—	—
Total operating income (loss)	$ 33,568	$ 5,300	$ 4,421	$ (874)	$ 933
Operating income (loss) margin (c):					
East	0.8%	5.9 %	—	—	—
Central	21.2%	5.4 %	20.9%	—	—
West	5.8%	5.2 %	6.6%	—	—
South and other	11.0%	(1.8)%	16.4%	(68.8)%	26.3%
Total operating income (loss) margin	5.4%	1.0 %	6.9%	(68.8)%	26.3%

(b) The results for the Successor are not comparable to the Predecessors due to the completion of the Restructuring Transactions on March 8, 2010, particularly for results related to depreciation, amortization and interest expense.

(c) Operating income (loss) margin is operating income (loss) as a percentage of net revenues.

Net Revenues

In the East region, net revenues were $279.1 million for the year ended December 31, 2011, an increase of 8.4% over the 2010 Combined period. As the acquisition of Tropicana AC occurred on March 8, 2010, the 2010 Combined period includes 66 fewer days of operations of Tropicana AC. The Atlantic City market experienced year over year declines in casino revenue of 7.8% in the year ended December 31, 2011. The Atlantic City market was negatively impacted by the introduction of table games in Pennsylvania in mid-2010 and the opening of a new casino in New York City in the fourth quarter of 2011. Tropicana AC results were unfavorable to market results primarily due to volatility in the hold percentage associated with high end table game play and low slot volumes. Table game volumes at Tropicana AC were 4.4% higher for the year ended December 31, 2011 when compared to the same period in the prior year. However, the table game hold percentage was 2.2 percentage points lower for the year ended December 31, 2011 when compared to the same period in the prior year. Slot volumes at Tropicana AC decreased 7.3% when compared to the same period in the prior year, which was unfavorable to market results. We believe this was primarily due to competitors in the Atlantic City market increasing their marketing and promotional efforts on slot volumes more than Tropicana AC in the first half of the year. The occupancy rate at Tropicana AC was 83% and the average daily room rate was $100 for the year ended December 31, 2011, which was a slight decrease from the comparable prior year period.

In the Central region, net revenues were $124.0 million for the year ended December 31, 2011, an increase of 2.5% compared to the 2010 Combined period due primarily to a 2.4% increase in the slot volumes, which was partially attributable to new slot product and marketing initiatives at Casino Aztar. The average daily room rate at our Central region property was $84 for the year ended December 31, 2011, a 7.8% increase compared to the 2010 Combined period. Our occupancy rate was 72% for the year ended December 31, 2011, down 3.0 percentage points from the 2010 Combined period.

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In the West region, net revenues were $123.6 million for the year ended December 31, 2011, a decrease of 5.7% compared to the 2010 Combined period. This decrease was primarily driven by a 14.8% decrease in slot volumes, a 10.2% decrease in table volumes and a 4.3 percentage point decline in the occupancy rate for the year ended December 31, 2011, compared to the 2010 Combined period. We believe net revenues in the West region continued to be negatively impacted by the deterioration of casino revenues in the Laughlin market resulting from the current economic conditions and reduced consumer discretionary spending. In addition, both Laughlin properties were negatively impacted by the road construction during the first six months of the year and both properties shifted their marketing strategy in the last six months towards a more profitable customer. We have reduced the gaming capacity at River Palms to reduce expenses which has also contributed to the decline in gaming volumes.

In the South and other region, net revenues were $96.9 million for the year ended December 31, 2011, a decrease of 0.8% compared to the 2010 Combined period. This decrease is driven by casino revenue declines at our Mississippi properties. Our Mississippi properties experienced a 15.7% decrease in total gaming volumes compared to the 2010 Combined period, which we believe was primarily related to reduced consumer discretionary spending due to local economic conditions, as well as the Mississippi property closures due to river flooding in May 2011. This decrease was partially offset by hotel revenues at Tropicana Aruba, which was acquired on August 31, 2010. Belle of Baton Rouge also experienced a decrease in net revenues primarily due to a 1.3% decrease in slot volumes and a 6.9% decrease in the average daily room rate for the year ended December 31, 2011 compared to the 2010 Combined period. Our occupancy rate in the South and other region was 49% and the average daily room rate was $73 for the year ended December 31, 2011.

Operating Income

In the East region, operating income for the year ended December 31, 2011 was $2.3 million, a $12.9 million decrease compared to the 2010 Combined period. Despite the fact that the 2010 Combined period includes 66 fewer days of Tropicana AC operations, operating income declined primarily due to the lower table game hold percentage, lower slot volumes and fewer occupied rooms in the year ended December 31, 2011.

In the Central region, operating income for the year ended December 31, 2011 was $26.3 million, a $16.3 million increase compared to the 2010 Combined period. The increase in operating income is primarily related to the increased revenues noted above in addition to an impairment loss of $10.5 million recorded in the Combined 2010 period which related to the gaming license intangible asset. In the year ended December 31, 2011, operating income also increased due to a decrease in payroll and benefits expense which was partially offset by increased rent expense. Under the terms of the lease renewal, effective December 2010, for the land on which Casino Aztar is situated, rent expense increased approximately $3.4 million in the year ended December 31, 2011 from the 2010 Combined period.

In the West region, operating income for the year ended December 31, 2011 was $7.2 million, a 0.1% decrease compared to the 2010 Combined period. This decrease is mainly attributable to a $5.1 million impairment loss recognized at River Palms offset by decreased payroll and benefits in the year ended December 31, 2011 and decreased depreciation and amortization expense due to certain assets having been fully depreciated in the current period.

In the South and other region, operating income for the year ended December 31, 2011 was $10.7 million, a $8.5 million increase compared to the 2010 Combined period. The increase is primarily due to increased operating income at Belle of Baton Rouge, partially offset by losses due to the Mississippi property closures discussed above and operating losses at Tropicana Aruba, which was acquired on August 31, 2010. At Belle of Baton Rouge, the increase in operating income was driven by decreased payroll and benefits expenses, decreased gaming taxes as well as decreased depreciation and amortization expense due to certain assets having been fully depreciated during the year ended December 31, 2011. The decreased gaming taxes in Baton Rouge are a result of both a tax credit and a reduced tax rate during the year ended December 31, 2011. In addition, Belle of Baton Rouge recorded impairments related to goodwill and the gaming license intangible asset totaling $6.5 million during the 2010 Combined period.

Corporate expenses were $12.8 million for the year ended December 31, 2011, a $11.0 million decrease from the 2010 Combined period, primarily due to a reduction of reserves related to pre-bankruptcy emergence claims sought by Wimar Tahoe Corporation and Columbia Sussex Corporation, a refund of amounts that had been held in escrow related to the Adamar bankruptcy and a reduction in outside professional fees and payroll and benefits expenses during the current year. In addition, we recognized a $0.3 million impairment related to the "Tropicana" tradename during the year ended December 31, 2011 compared to a $3.7 million impairment during the 2010 Combined period.

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Interest Expense

Interest expense for the year ended December 31, 2011 was $32.4 million. The interest expense was related to our Exit Facility, which was funded on March 8, 2010 accrued interest at 15% per annum and was issued at a 7% discount. Cash paid for interest expense was $19.6 million for the year ended December 31, 2011. Interest expense for the Successor Period related to the Exit Facility was $26.9 million and cash paid for interest for the same period was $16.3 million. TEH's interest expense for the Predecessor Period was $2.0 million related to the Predecessors' DIP Credit Facility and cash paid for interest was $2.0 million for the same period.

Income Taxes

The income tax expense was $2.7 million for the year ended December 31, 2011, and our effective income tax rate was 779.4%. The difference between the federal statutory rate of 35% and the effective tax rate for the year ended December 31, 2011 was primarily due to disallowed foreign losses, state income taxes (net of federal benefits), employment credits, and the change in the valuation allowance. The income tax benefit was $3.2 million for the Successor Period and our effective tax rate was 15.3%. The difference between the federal statutory rate of 35% and the effective tax rate for the Successor Period was primarily related to the goodwill impairments, state income taxes (net of federal benefit), and the establishment of a valuation allowance. TEH's income tax benefit was $26.7 million for the Predecessor Period and the effective income tax rate was (1.3)%. The difference between the federal statutory rate of 35% and the effective tax rate for Predecessor Period was primarily due to reorganization charges at TEH, for which no tax benefit was recognized.

Discontinued Operations

The Company sold substantially all of CP Vicksburg's assets related to the operation of Horizon Vicksburg, in March 2011. Accordingly, the results of operations of Horizon Vicksburg are presented as discontinued operations in the accompanying statements of operations for the year ended December 31, 2011 and the Successor Period. The cash flows of the discontinued operations are included with the cash flows of continuing operations in the accompanying statements of cash flows for the year ended December 31, 2011 and the Successor Period.

Net Income (Loss)

Net loss for the year ended December 31, 2011 was $2.8 million which was impacted by impairment charges and other write-downs of $5.8 million primarily related to long-lived assets in our West region and intangible assets held at corporate.

Net loss for the Successor Period was $20.9 million, which was impacted by impairment losses of $20.7 million related to goodwill and intangible assets and also included a loss from discontinued operations of $3.5 million.

Net income for TEH for the Predecessor Period was $2.1 billion, which was impacted by a net gain of $2.1 billion related to reorganization items as a result of the discharge of debt and liabilities subject to compromise.

Net income for the Predecessor Period was $2.3 billion for CP Vicksburg, which was impacted by a net gain of $2.3 billion related to reorganization items as a result of the discharge of debt and liabilities subject to compromise.
Net income for the Predecessor Period was $2.3 billion for JMBS Casino, which was impacted by a net gain of $2.3 billion related to reorganization items as a result of the discharge of debt and liabilities subject to compromise.

Liquidity and Capital Resources

Our cash flows are and will continue to be affected by a variety of factors, many of which are outside of our control, including regulatory restrictions, competition, financial markets and other general business conditions. In March 2012, we repaid the Exit Facility with a portion of the proceeds from the New Term Loan Facility. We believe that we will have sufficient liquidity through anticipated borrowing availability, available cash, trade credit and cash flow from our properties to fund our cash requirements and capital expenditures for our expected operating activities for at least twelve months. However, we cannot provide assurance that we will generate sufficient income and liquidity to meet all of our liquidity requirements and other obligations as our results for future periods are subject to numerous uncertainties that may result in liquidity problems, which could affect our ability to meet our obligations while attempting to meet competitive pressures or adverse economic conditions. In addition, we continually evaluate our financing needs and we may refinance all or a portion of our indebtedness on or before maturity.

Part of our overall strategy includes consideration of expansion opportunities in new gaming jurisdictions, underserved markets and acquisition and other strategic opportunities that may arise periodically. We may require additional funds in order to execute on such strategic growth, and may incur additional debt or sell additional equity to finance any such transactions. We cannot assure you that we will be able to incur such debt or sell any such additional equity on acceptable terms or at all.

Our material cash requirements for 2013 are expected to include (i) principal and interest payments related to our New Term Loan Facility of $1.8 million and $13.2 million, respectively, (ii) capital maintenance expenditures expected to be between $30 million and $40 million, (iii) growth capital expenditures expected to be approximately $10 million, and (iv) minimum lease payments under our operating leases of $6.3 million. The majority of our planned capital expenditures are discretionary and we may decide to spend more or less than the amounts described above.

The following table summarizes our historical cash flows (in thousands):

	Successor	
	TEI	
	Year ended December 31,	
	2012	2011
Cash Flow Information:		
Net cash provided by operating activities	$ 71,075	$ 43,445
Net cash used in investing activities	(39,521)	(25,676)
Net cash provided by (used in) financing activities	61,364	(23,956)
Net increase (decrease) in cash and cash equivalents	$ 92,918	$ (6,187)

Net cash provided by operating activities for the year ended December 31, 2012, and 2011, includes improved operating results as well as increased accounts receivable collections for the current year . In addition, cash paid for interest expenses was decreased to $13.8 million for the year ended December 31, 2012 compared to $19.6 million for the year ended December 31, 2011.

Net cash used in investing activities in the year ended December 31, 2012 consisted primarily of $44.5 million for capital expenditures partially offset by proceeds from insurance settlements. Net cash used in investing activities in the year ended December 31, 2011 consisted primarily of $34.0 million for capital expenditures offset by proceeds from insurance settlements and the sale of our Vicksburg property. Capital expenditures primarily relate to expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age.

Net cash used in financing activities in the year ended December 31, 2012 consisted primarily of $171.5 million proceeds from the issuance of the New Term Loan Facility offset by $105.1 million repayments on our New Term Loan Facility and the Exit Facility. Net cash used in financing activities in the year ended December 31, 2011 consisted primarily of $26.3 million repayments on our Exit Facility.

Credit Facilities

In March 2012, we entered into the Credit Facilities, which consist of (i) a senior secured first lien term loan facility in an aggregate principal amount of $175 million issued at a discount of 2% (the "New Term Loan Facility") and (ii) a cash collateralized letter of credit facility in a maximum aggregate amount of $15 million (the "Letter of Credit Facility"). Commencing on June 30, 2012, the New Term Loan Facility requires quarterly principal payments of 0.25% of the original principal amount with the remaining outstanding amounts due on the maturity date, March 16, 2018. The New Term Loan Facility is secured by substantially all of our assets and is guaranteed by all of our domestic subsidiaries. A portion of the net proceeds from the New Term Loan Facility was used to repay in full the outstanding amounts and terminate the Exit Facility which totaled approximately $107.7 million in repaid principal, accrued and unpaid interest and the applicable prepayment penalty. We recognized a $12.8 million loss on debt retirement which includes a $2.0 million prepayment penalty and a $10.8 million write-off of unamortized debt issuance costs and discounts. An entity affiliated with Carl C. Icahn, the chairman of our board of directors and, through Icahn Enterprises, our principal beneficial stockholder, was a lender under the Exit Facility and held more than 50% of the loans extended under the Exit Facility. In addition, another entity affiliated with Mr. Icahn was the administrative agent and collateral agent under the Exit Facility.

The obligations under the New Term Loan Facility bear interest, at the Company's election, at an annual rate equal to either: (i) the sum of (a) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) (subject to a 1.50% floor); plus (b) a margin of 6.00%; or (ii) the sum of: (a) the alternate base rate, which is equal to the greatest of: (1) the corporate base rate of UBS AG, Stamford Branch; (2) the Federal Funds Effective Rate (as defined in the New Term Loan Facility) plus 0.50%; or (3) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) for one month plus 1.00% (all subject to a 2.50%

floor); plus (b) a margin of 5.00%; such that, in either case, the applicable interest rate shall not be less than 7.50%. An additional 2% default rate also applies in certain instances described in the New Term Loan Facility. As of December 31, 2012, the interest rate was 7.50%.

At the election of the Company and subject to certain conditions, the amount available under the New Term Loan Facility may be increased by up to $75 million, which increased amount may be comprised of additional term loans and up to $20 million of revolving loans. The Letter of Credit Facility provides for the issuance of letters of credit with an aggregate stated amount of up to $15 million, through a termination date of March 16, 2017. The letters of credit issued under the Letter of Credit Facility will be secured by cash collateral in an amount no less than 103% of the face amounts of such letters of credit.

Our interest expense for the years ended December 31, 2012 and 2011 was $17.2 million and $32.4 million, respectively, which includes $3.3 million and $12.8 million, respectively, of amortization of the related debt discount, Penny Warrants and debt issuance costs for the year ended December 31, 2012 and 2011. The decrease compared to the prior year period is primarily attributable to the lower interest rate and amortization of debt discount and issuance costs on our New Term Loan Facility.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303 (a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations

The following table summarizes our material future contractual obligations as of December 31, 2012 (in thousands):

	Payments Due By Period				
	Less Than 1 Year	1 To 3 Years	3 to 5 Years	More Than 5 Years	Total
Debt (a)	$ 1,795	$ 3,544	$ 3,500	$ 164,938	$ 173,777
Estimated interest payment on debt (b)	13,157	25,914	25,417	2,543	67,031
Operating leases	6,307	12,056	10,940	49,593	78,896
Purchase obligations (c)	4,486	473	168	—	5,127
Total	$ 25,745	$ 41,987	$ 40,025	$ 217,074	$ 324,831

(a) The Credit Facilities provide for a stated maturity date of March 2018.
(b) Estimated interest payment on debt is based on principal amounts outstanding and the interest rate at December 31, 2012 and required principal payments through the maturity of the debt.
(c) Includes commitments for various contracts, including advertising, maintenance contracts and service agreements.

Critical Accounting Policies

Management's discussion and analysis of our results of operations and liquidity and capital resources is based on our financial statements. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant judgment in determining the estimates and assumptions for calculating estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based in part on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information obtained from independent valuation experts or other outside sources. We cannot assure you that our actual results will conform to our estimates. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows.

We believe the following items are the critical accounting policies and more significant estimates and assumptions used in the preparation of our financial statements. These accounting policies conform to the accounting policies contained in our financial statements contained elsewhere in this Annual Report on Form 10-K.

Business Combinations

The Company accounts for business combinations in accordance with guidance related to business combinations using the purchase method of accounting for business combinations, which requires that the assets acquired and liabilities assumed be recorded on the date of acquisition at their respective fair value and the identification and recognition of intangible assets separately from goodwill. Additionally, the guidance requires, among other things, the buyer to: (1) expense acquisition-related costs; (2) recognize assets or liabilities assumed arising from contractual contingencies on the acquisition date using acquisition-date fair values; (3) recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest over the acquisition-date fair value of net assets acquired; (4) recognize on the acquisition date any contingent consideration using acquisition-date fair values (i.e., fair value earn-outs in the initial accounting for the acquisition); and (5) eliminate the recognition of liabilities for restructuring costs expected to be incurred as a result of the business combination. In addition, if the buyer determines that some or all of its previously booked deferred tax valuation allowance is no longer needed as a result of the business combination, the guidance requires that the reduction or elimination of the valuation allowance be accounted as a reduction of income tax expense.

Fresh-Start Reporting

The adoption of fresh-start reporting results in a new reporting entity. Under fresh-start reporting, all assets and liabilities are recorded at their estimated fair values and the predecessor's accumulated deficit is eliminated. In adopting fresh-start reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its interest bearing debt.

Receivables

Receivables consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts. Receivables are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their expected realization, which approximates fair value. The allowance is estimated based on specific reviews of customer accounts as well as historical collection experience and current economic and business conditions. Recoveries of accounts previously written off are recorded when received.

Property and Equipment

Property and equipment under fresh-start reporting and business combination guidance is stated at fair value as of the Effective Date and acquisition date, respectively. Property and equipment acquired subsequent to the Effective Date and the acquisition date are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or, for capital leases and leasehold improvements, over the shorter of the asset's useful life or the term of the lease. Gains or losses on disposals of assets are recognized as incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. In contrast to normal repair and maintenance costs that are expensed when incurred, items we classify as maintenance capital are expenditures necessary to keep our existing properties at their current levels and are typically replacement items due to the normal wear and tear of our properties and equipment as a result of use and age. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies and our estimate of the usage of the asset. Whenever events or circumstances occur that change the estimated useful life of an asset, we account for the change prospectively.

Long-Lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with accounting guidance related to impairment or disposal of long-lived assets. For assets to be held for sale, we recognize the asset to be sold at the lower of carrying value or fair value less costs to sell. Fair value for assets held for sale is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For long-lived assets to be held and used, we review for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows are less than the carrying value, then impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of assets acquired and liabilities assumed in business combinations or under fresh-start reporting. In accordance with accounting guidance related to goodwill and other intangible assets, we test for impairment of goodwill and indefinite-lived intangible assets annually in the fourth quarter of each year and in certain situations between those annual dates.

Our annual impairment testing for goodwill is performed at the reporting unit level and each of our casino properties is considered to be a reporting unit. The annual goodwill impairment testing utilizes a two-step process. In the first step, we compare the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows along with indications provided by the current valuation multiples of comparable publicly traded companies. If the fair value of the reporting unit exceeds its carrying amount, then goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds it fair value, then the goodwill of the reporting unit is considered impaired and we proceed to the second step of the goodwill impairment test. In the second step, we determine the implied value of the reporting unit's goodwill by allocating the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in business combination. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Our indefinite-lived intangible assets which include our "Tropicana" trade name and certain gaming licenses are not subject to amortization but are tested for impairment annually. The annual impairment test for our indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair value of our trade name is estimated using the relief from royalty method of the income approach which is a function of projected revenue, the royalty rate that would hypothetically be charged by a licensor of an asset to an unrelated licensee, and a discount rate. The fair value of our gaming licenses is estimated using the Greenfield method of the discounted cash flow approach which is the function of the cost to build a new casino operation, the build out period, projected cash flows attributed to the casino once operational, and a discount rate.

Our definite life intangible assets include customer lists and favorable lease arrangements. Intangible assets with a definite life are amortized over their useful life, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows. Management periodically assesses the amortization period of intangible assets with definite lives based upon estimated future cash flows from related operations.

Inherent in the reviews of the carrying amounts of goodwill and intangible assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, additional impairment charges may be recorded in future accounting periods. Estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties.

CRDA Investment

The New Jersey Casino Reinvestment Development Authority ("CRDA") deposits made by Tropicana AC are carried at cost less a valuation allowance because they have to be used to purchase CRDA bonds that carry below market interest rates unless an alternative investment is approved. The valuation allowance is established by a charge to the statement of operations as part of general and administrative expense at the time the obligation is incurred to make the deposit unless there is an agreement with the CRDA for a return of the deposit at full face value. If the CRDA deposits are used to purchase CRDA bonds, the valuation allowance is transferred to the bonds as a discount, which is amortized to interest income using the interest method. If the CRDA deposits are used to make other investments, the valuation allowance is transferred to those investments and remains a valuation allowance. The CRDA bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

Self-Insurance Reserves

We are self-insured up to certain stop loss amounts for employee health coverage, workers' compensation and general liability claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as estimated by management with the assistance of a third party claims administrator. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. The Company continually monitors changes in claim type and incident and evaluates the insurance accrual, making necessary adjustments based on the evaluation of these qualitative data points.

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Customer Loyalty Program

The Company provides certain customer loyalty programs (the "Programs") at its casinos, which allow customers to redeem points earned from their gaming activity for cash, food, beverage, rooms or merchandise. Under the Programs, customers are able to accumulate points that may be redeemed in the future, subject to certain limitations and the terms of the Programs. The Company records a liability for the estimated cost of the outstanding points under the Programs that it believes will ultimately be redeemed. The estimated cost of the outstanding points under the Programs is calculated based on estimates and assumptions regarding marginal costs of the goods and services, redemption rates and the mix of goods and services for which the points are expected to be redeemed. For points that may be redeemed for cash, the Company accrues this cost (after consideration of estimated redemption rates) as they are earned from gaming play, which is included in promotional allowances. For points that may only be redeemed for goods or services but cannot be redeemed for cash, the Company estimates the cost and accrues for this expense as the points are earned from gaming play, which is recorded as casino operating costs and expenses.

Income Taxes

We account for income taxes under accounting guidance for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the accounting guidance, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that included the enactment date. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not, and a valuation allowance is established for deferred tax assets which do not meet this threshold.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU No. 2012-02, *"Intangibles-Goodwill and Other."* Under the new guidance, ASC Topic 350, *"Testing indefinite-Lived Intangible Assets for Impairment,"* was amended to simplify the assessment of testing the impairment of indefinite-lived intangible assets other than goodwill. The amended guidance allows the Company to do an initial qualitative assessment to determine whether it is more likely than not that the fair value of its indefinite-lived intangible assets are less than their carrying amounts prior to performing the quantitative indefinite-lived intangible asset impairment test. The amended guidance is effective for the Company for fiscal years beginning after September 15, 2012. The Company will consider this guidance when performing our assessment of indefinite-lived intangible assets other than goodwill.

A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary market risk exposure is in the area of interest rate risk. We incur interest expense on borrowing outstanding under the Credit Facilities. Our debt under the Credit Facilities consists primarily of the New Term Loan Facility. The obligations under the New Term Loan Facility bear interest, at the Company's election, at an annual rate equal to either: (i) the sum of (a) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) (subject to a 1.50% floor); plus (b) a margin of 6.00%; or (ii) the sum of: (a) the alternate base rate, which is equal to the greatest of: (1) the corporate base rate of UBS AG, Stamford Branch; (2) the Federal Funds Effective Rate (as defined in the New Term Loan Facility) plus 0.50%; or (3) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) for one month plus 1.00% (all subject to a 2.50% floor); plus (b) a margin of 5.00%; such that, in either case, the applicable interest rate shall not be less than 7.50%. An additional 2% default rate also applies in certain instances described in the New Term Loan Facility. As of

December 31, 2012, the interest rate was 7.5%. We currently have no hedging arrangements in place to mitigate the impact of higher interest rates.

Based on our borrowings at December 31, 2012, assuming a 1% increase over the 7.5% floor specified in our New Term Loan Facility, our annual interest cost would increase $1.7 million.

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required by this item is contained in the financial statements listed in Item 15(a) of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our President and Chief Executive Officer (principal executive officer) and Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer) have concluded that the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are effective as of December 31, 2012. This conclusion is based on an evaluation conducted under the supervision and with the participation of our management, including the principal executive officer and principal financial officer. Disclosure controls and procedures include, without limitation, controls and procedures which ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management and is recorded, processed, summarized and reported in the time periods specific in the Securities and Exchange Commission's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for an assessment of the effectiveness of internal control over financial reporting; as such items are defined in Rule 13a-15f under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable assurance that our financial reporting and preparation of financial statements is reliable and in accordance with generally accepted accounting principles. Our policies and procedures are designed to provide reasonable assurance that transactions are recorded and records maintained in reasonable detail as necessary to accurately and fairly reflect transactions and that all transactions are properly authorized by management in order to prevent or timely detect unauthorized transactions or misappropriation of assets that could have a material effect on our financial statements.

Management is required to base its assessment on the effectiveness of our internal control over financial reporting on a suitable, recognized control framework. Management has utilized the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of internal control over financial reporting, which is a suitable framework as published by the Public Company Accounting Oversight Board ("PCAOB").

Our management has performed an assessment according to the guidelines established by COSO. Based on the assessment, management has concluded that our system of internal control over financial reporting, as of December 31, 2012, is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP, our independent registered public accounting firm, has audited and issued their report on Tropicana Entertainment Inc.'s internal control over financial reporting, which appears below.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2012, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Tropicana Entertainment Inc.

We have audited the internal control over financial reporting of Tropicana Entertainment Inc. (a Delaware corporation) (and subsidiaries) (the "Company") as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of the Company as of and for the year ended December 31, 2012, and our report dated March 8, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Reno, Nevada
March 8, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be contained in the Company's definitive Proxy Statement for its 2013 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2012, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be contained in the Company's definitive Proxy Statement for its 2013 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2012, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be contained in the Company's definitive Proxy Statement for its 2013 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2012, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be contained in the Company's definitive Proxy Statement for its 2013 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2012, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item will be contained in the Company's definitive Proxy Statement for its 2013 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2012, and is incorporated herein by reference.

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PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1). Financial Statements.

Included in Part II of this Annual Report on Form 10-K:

(a)(2). Financial Statement Schedules.

We have omitted financial statement schedules because they are not required or are not applicable, or the required information is shown in the financial statements or notes to the financial statements.

(a)(3). Exhibits.

Exhibit Number	Exhibit Description
2.1	First Amended Joint Plan of Reorganization of Tropicana Entertainment, LLC and Certain of its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code. (Incorporated by reference to the Company's Amendment No. 1 to Form 10 dated December 21, 2009)
2.2	Amended and Restated Purchase Agreement, dated as of November 20, 2009, among Adamar of New Jersey, Inc., Manchester Mall, Inc., the Honorable Gary S. Stein, Tropicana Entertainment, LLC, Ramada New Jersey Holdings Corporation, Atlantic-Deauville, Inc., Adamar Garage Corporation, Ramada New Jersey, Inc., Credit Suisse, Tropicana Entertainment Inc., Tropicana Atlantic City Corp., and Tropicana AC Sub Corp (Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K; the Registrant will furnish supplementally a copy of the omitted schedules to the SEC upon request.). (Incorporated by reference to the Company's Amendment No. 1 to Form 10 dated December 21, 2009)
3.1	Amended and Restated Certificate of Incorporation of Tropicana Entertainment Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
3.2	Second Amended and Restated Bylaws of Tropicana Entertainment Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated January 7, 2011)
4.1	Specimen Certificate for shares of Common Stock, par value $0.01 per share, of the Registrant. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Form 10 dated January 25, 2010)
4.2	Form of Stock Purchase Warrant issued to general unsecured creditors of the Predecessors. (Incorporated by reference to the Company's Amendment No. 1 to Form 10 dated December 21, 2009)
4.3	Form of Stock Purchase Warrant issued to lenders under the Exit Facility. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.1	Commitment Letter, dated as of May 4, 2009, between Tropicana Entertainment Inc. and Icahn Capital LP. (Incorporated by reference to the Company's Form 10 dated November 10, 2009)
10.2	Credit Agreement, dated as of December 29, 2009 among Tropicana Entertainment Inc., the lenders party thereto from time to time and Icahn Agency Services LLC, as administrative agent and as collateral agent. (Incorporated by reference to the Company's Post-Effective Amendment No. 1 to Form 10 dated January 25, 2010)

10.2(A) Amendment No. 1 to Credit Agreement, dated as of February 28, 2011, among Tropicana Entertainment Inc., the lenders party thereto and Icahn Agency Services LLC, as administrative agent and as collateral agent. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 4, 2011)

10.2(B)	Waiver Letter Agreement, dated as of December 15, 2011, by and among Icahn Enterprises Holdings LP, as a lender, Icahn Agency Services LLC, as administrative agent and collateral agent, and Tropicana Entertainment Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 19, 2011)
10.3	Contract of Lease, dated as of August 29, 1982, between Cohn Realty Co. and Jazz Enterprises, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.3(A)	Amendment of Lease, dated as of August 4, 1993, between Cohn Realty Co. and Jazz Enterprises, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.4	Second Amended and Restated Lease Agreement, entered into and made on October 27, 2010, between Greenville Marine Corporation and Lighthouse Point, LLC. (Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010)
10.5	Amended and Restated Master Agreement of Purchase and Sale, dated as of October 22, 2003, between the City of Vicksburg and Columbia Properties Vicksburg. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6	Dockage Agreement, dated as of December 29, 1992, between Greenville Yacht Club and the Cotton Club of Greenville. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(A)	First Amendment to Dockage Agreement, dated as of April 2, 1993, between Greenville Yacht Club and the Cotton Club of Greenville. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(B)	Second Amendment to Dockage Agreement, dated as of July 27, 1995, between Greenville Yacht Club and the Cotton Club of Greenville. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(C)	Third Amendment to Dockage Agreement, dated as of December 22, 1997, between Greenville Yacht Club and Alpha Gulf Coast, Inc., d/b/a Bayou Caddy's Jubilee Casino. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(D)	Assignment of Yacht Club Dockage Agreement and License Agreement, dated as of December 17, 1997, between Greenville Casino Partners, LP and Alpha Gulf Coast, Inc., d/b/a Bayou Caddy's Jubilee Casino. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(E)	Consent Agreement, dated as of February 22, 2002, between JMBS Casino, LLC and Greenville Casino Partners, L.P. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.6(F)	Fourth Amendment to Dockage Agreement, dated as of June 17, 2002, between Greenville Yacht Club and the JMBS Casino, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.7	Lease Agreement, dated as of April 1, 1993, between City of Greenville and Cotton Club of Greensville, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.7(A)	Assignment of Agreement Granting Moorage and other Rights, dated as of March 14, 2002, between Greenville Casino Partners, L.P. and JMBS Casino, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.7.1	Agreement Granting Moorage, Dockage, Berthing and other Rights, dated as of April 1, 1993, between City of Greenville and Cotton of Greenville. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.7.1(A)	Assignment of Agreement Granting Moorage, Dockage, Berthing and other Rights, dated as of March 14, 2002, between Greenville Casino Partners, L.P. and JMBS Casino, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.8	Charter Party Agreement, dated as of January 20, 1995, between Greenville Riverboat, LLC and Caruthersville Riverboat Entertainment, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.8(A) First Amendment to Charter Party Agreement, dated as of September 24, 2003 between Caruthersville Riverboat Entertainment, Inc. and Greenville Riverboat, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

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10.8(B) Second Amendment to Charter Party Agreement, dated as of May 23, 2005, between St. Louis Riverboat Entertainment Inc. and Greenville Riverboat, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.8(C) Third Amendment to Charter Party Agreement, dated as of May 13, 2009 by and between St. Louis Riverboat Entertainment Inc. and Greenville Riverboat, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10. 9 Evansville Riverboat Landing Lease, dated as of May 2, 1995, by and among the City of Evansville, Indiana and Aztar Indiana Gaming Company, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(A) Amendment to Evansville Riverboat Landing Lease, effective as of December 1, 2001, by and among the City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(B) Second Amendment to Evansville Riverboat Landing Lease, dated as of August 27, 2003, by and among the City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(C) Memorandum of Understanding, dated as of December 21, 2004, by and among City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(D) Memorandum of Understanding, dated as of March 15, 2005, by and among City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(E) Memorandum of Understanding, dated as of May 12, 2005, by and among City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(F) Memorandum of Understanding, dated as of June 7, 2005, by and among City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(G) Third Amendment to Evansville Riverboat Landing Lease, dated as of July 19, 2005, by and among the City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC and Aztar Corporation. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.9(H) Fourth Amendment to Lease Agreement dated March 2, 2010 by and among the City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC, and New Tropicana OpCo, Inc. (Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010)

10.9(I) Fifth Amendment to Lease Agreement dated September 1, 2011 by and among the City of Evansville, Indiana, Aztar Indiana Gaming Company, LLC, and New Tropicana OpCo, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2011)

10.10 Sublease Agreement dated November 24, 2008 by and between Holland & Hart, LLP, and Tropicana Entertainment, LLC (3930 Howard Hughes Pkwy, 4th Floor, Las Vegas Nevada 89169, corporate office space. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.10(A) First Amendment to Sublease Agreement dated December 18, 2008 by and between Holland & Hart, LLP, and Tropicana Entertainment, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.11 Principles of Cooperation for the period covering June 20, 2005 through June 19, 2011 by and between the Seafarers Entertainment and Allied Trades Union and Catfish Queen Partnership in Commendam, d/b/a Argosy Casino of Baton Rouge, and Centroplex Convention Centre Hotel, L.L.C. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.12 Memorandum of Understanding for the period covering July 1, 2006 through June 30, 2011 by and between Atlantic City Showboat, Inc.; Bally's Park Place Inc. d/b/a Bally's Atlantic City; Boardwalk Regency Corp. d/b/a Caesars Atlantic City; Tropicana Casino & Resort; Resorts International Inc.; Trump Taj Mahal, Assoc. d/b/a Trump Taj Mahal Hotel & Casino; Trump Marina Assoc. d/b/a Trump

Marina Hotel & Casino and International Union of Operating Engineers, Local Union 68 and IATSE, Local Union 917 (Entertainment) (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.13 Agreement for the period covering October 1, 2005 through September 30, 2008 and from year to year thereafter by and between Tropicana Casino And Resort and Teamsters Local 331 International Brotherhood of Teamsters, AFL-CIO. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.14 Memorandum of Understanding for the period covering July 1, 2006 through June 30, 2011 by and between Atlantic City Showboat, Inc.; Bally's Park Place Inc. d/b/a Bally's Atlantic City; Boardwalk Regency Corp. d/b/a Caesars Atlantic City; Tropicana Casino & Resort; Resorts International Inc.; Trump Taj Mahal, Assoc. d/b/a Trump Taj Mahal Hotel & Casino; Trump Marina Assoc. d/b/a Trump Marina Hotel & Casino and International Union of Operating Engineers, Local Union 68 and IATSE, Local Union 917 (Local 68—Operating Engineers—Entertainment Unit and Local 917 IATSE). (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.15 Agreement remaining in effect until September 14, 2009 and from year to year thereafter by and between Adamar of New Jersey, Inc., d/b/a Tropicana Casino and Resort and Unite Here Local 54. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.16 Memorandum of Understanding for the period covering May 1, 2006 through April 30, 2011 by and between Marina Associates; Atlantic City Showboat, Inc.; Bally's Park Place Inc. d/b/a Bally's Atlantic City; Boardwalk Regency Corp. d/b/a Caesars Atlantic City; Tropicana Casino & Resort; Resorts International Inc.; Resort's International Holdings, L.L.C., f/a Atlantic City Hilton; Trump Taj Mahal, Assoc. d/b/a Trump Taj Mahal Hotel & Casino; Trump Marina Assoc. d/b/a Trump Marina Hotel & Casino and International Union of Operating Engineers, Local Union 68; NJ Regional Council of Carpenters, Local Union 623 and Painters & Allied Trades District Council 711 (Union Agreement —Local 711—Painters). (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.17 Memorandum of Understanding for the period covering May 1, 2006 through April 30, 2011 by and between Marina Associates; Atlantic City Showboat, Inc.; Bally's Park Place Inc. d/b/a Bally's Atlantic City; Boardwalk Regency Corp. d/b/a Caesars Atlantic City; Tropicana Casino & Resort; Resorts International Inc.; Resort's International Holdings, L.L.C., f/a Atlantic City Hilton; Trump Taj Mahal, Assoc. d/b/a Trump Taj Mahal Hotel & Casino; Trump Marina Assoc. d/b/a Trump Marina Hotel & Casino and International Union of Operating Engineers, Local Union 68; NJ Regional Council of Carpenters, Local Union 623 and Painters & Allied Trades District Council 711 (Union Agreement —Local 623—Carpenters). (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.18 Memorandum of Understanding for the period covering May 1, 2006 through April 30, 2011 by and between Marina Associates; Atlantic City Showboat, Inc.; Bally's Park Place Inc. d/b/a Bally's Atlantic City; Boardwalk Regency Corp. d/b/a Caesars Atlantic City; Tropicana Casino & Resort; Resorts International Inc.; Resort's International Holdings, L.L.C., f/a Atlantic City Hilton; Trump Taj Mahal, Assoc. d/b/a Trump Taj Mahal Hotel & Casino; Trump Marina Assoc. d/b/a Trump Marina Hotel & Casino and International Union of Operating Engineers, Local Union 68; NJ Regional Council of Carpenters, Local Union 623 and Painters & Allied Trades District Council 711 (Union Agreement —Local 68—Operating Engineers). (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.19 Collective Bargaining Agreement between International Union of Operating Engineers Local 68-68A-68B, AFL-CIO and Tropicana Casino and Resort for the period covering May 1, 2006 through April 30, 2011. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.20 Agreement for the period covering July 1, 2001 and continuing until June 30, 2006 and from year to year thereafter by and between Tropicana Casino & Entertainment Resort and International Union of Operating Engineers Local 66-68A-68B affiliated with the AFL-CIO, and International Alliance of Theatrical Stage Employees and Motion Picture Machine Operators of the United States of America, Local 917. (IATSE CBA). (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.21 Amended and Restated Net Lease Agreement by and between Park Cattle Co. and Desert Palace, Inc. dated January 1, 2000. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

10.21(A)	Amendment and Reservation of Rights Regarding MontBleu dated April 2, 2008 by and between Park Cattle Co. and Columbia Properties Tahoe, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.21(B)	MontBleu Lease Amendment No. 2 by and between Park Cattle Co. and Columbia Properties Tahoe, LLC, dated June 12, 2009. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)

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10.21(C)	MontBleu Lease Amendment No. 3 by and between the Edgewood Companies and Columbia Properties Tahoe, LLC, made effective May 10, 2010. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
10.22	Purse Enhancement Agreement dated August 13, 2008 by and between New Jersey Sports & Exposition Authority and Adamar of New Jersey, Inc. d/b/a Tropicana Casino and Resort, as a member of the Casino Association of New Jersey. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 11, 2010)
10.23	Lease Agreement dated June 25, 2010 by and between JMBS Casino, LLC and the City of Greenville, Mississippi. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
10.24	Securities Purchase Agreement, dated as of August 31, 2010, among New Tropicana Opco, Inc., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P. and Icahn Partners Master Fund III L.P. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 2, 2010)
10.25	Agreement and Plan of Merger, dated as of September 10, 2010, among Greenville Riverboat, LLC and Lighthouse Point, LLC. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 15, 2010)
10.26	Asset Purchase Agreement, dated as of December 1, 2010, by and among Delta Investments & Development, LLC, as purchaser, and Columbia Properties Vicksburg, LLC, as seller. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 7, 2010)
10.26(A)	Indemnification Agreement, dated as of December 1 2010, by and among Delta Investments & Development, LLC, and Tropicana Entertainment Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 7, 2010)
10.27	Credit Agreement by and among Tropicana Entertainment Inc., the lenders party thereto from time to time, UBS AG, Stamford Branch, as administrative agent and collateral agent, and UBS Securities LLC, as Sole Bookrunner and Sole Lead Arranger. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 16, 2012)
10.27(A)	First Amendment to Credit Agreement by and among Tropicana Entertainment Inc., the lenders party thereto from time to time, UBS AG, Stamford Branch, as administrative agent and collateral agent, and UBS Securities LLC, as Sole Bookrunner and Sole Lead Arranger. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012)
10.27(B)	Reimbursement Agreement, by and between Tropicana Entertainment Inc. and UBS AG, Stamford Branch, as issuing bank (Incorporated by reference to the Company's Current Report on Form 8-K dated March 16, 2012)
21.1	List of Subsidiaries*
31.1	Certification by Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification by Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
101.INS	XBRL Instance Document (filed electronically herewith)***
101.SCH	XBRL Taxonomy Extension Schema Document (filed electronically herewith)***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed electronically herewith)***
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed electronically herewith)***
101.PRE	XBRL Taxonomy Presentation Linkbase Document (filed electronically herewith)***
101.DEF	XBRL Taxonomy Definition Linkbase Document (filed electronically herewith)***

* Filed herewith

** Furnished herewith

*** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	TROPICANA ENTERTAINMENT INC.	
Date: March 8, 2013	By:	/s/ LANCE J. MILLAGE
	Name:	Lance J. Millage
	Title:	*Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY P. RODIO Anthony P. Rodio	President, Chief Executive Officer and Director (Principal Executive Officer)	March 8, 2013
/s/ LANCE J. MILLAGE Lance J. Millage	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 8, 2013
/s/ DANIEL A. NINIVAGGI Daniel A. Ninivaggi	Director	March 8, 2013
/s/ DANIEL A. CASSELLA Daniel A. Cassella	Director	March 8, 2013
/s/ HUNTER C. GARY Hunter C. Gary	Director	March 8, 2013
/s/ JAMES L. NELSON James L. Nelson	Director	March 8, 2013
/s/ DANIEL H. SCOTT Daniel H. Scott	Director	March 8, 2013

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Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Tropicana Entertainment Inc. (the "Successor") and Tropicana Entertainment Holdings, LLC, Colombia Properties Vicksburg, LLC, JMBS Casino, LLC (the "Predecessors") (collectively, the "Company")

We have audited the accompanying balance sheets of Tropicana Entertainment Inc. as of December 31, 2012 and 2011 (Successor) and the related statements of operations, changes in shareholders' equity/members' equity (deficit), and cash flows for the years ended December 31, 2012 and 2011 (Successor), and for the period from March 8, 2010 through December 31, 2010 (Successor) and for the period from January 1, 2010 through March 7, 2010 (Predecessors). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tropicana Entertainment Inc. as of December 31, 2012 and 2011 (Successor), and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011 (Successor), and for the period from March 8, 2010 through December 31, 2010 (Successor) and for the period from January 1, 2010 through March 7, 2010 (Predecessors) in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tropicana Entertainment Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Reno, Nevada
March 8, 2013

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TROPICANA ENTERTAINMENT INC.
BALANCE SHEETS
(amounts in thousands, except share and per share data)

	Successor	
	December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 242,661	$ 149,743
Restricted cash	15,322	15,612
Receivables, net	28,496	42,858
Inventories	4,757	4,065
Prepaid expenses and other assets	10,688	10,783
Total current assets	301,924	223,061
Property and equipment, net	454,985	441,171
Goodwill	24,928	24,928
Intangible assets, net	67,957	76,954
Investments	34,799	34,007
Other assets, net	16,307	21,433
Total assets	$ 900,900	$ 821,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 1,795	$ 1,342
Accounts payable	40,617	41,986
Accrued expenses and other current liabilities	66,253	75,241
Total current liabilities	108,665	118,569
Long-term debt, net	168,959	92,745
Other long-term liabilities	7,686	8,198
Deferred tax liabilities	19,568	19,477
Total liabilities	304,878	238,989
Commitments and contingencies		
Shareholders' equity:		
Tropicana Entertainment Inc. preferred stock at $0.01 par value; 10,000,000 shares authorized, no shares issued	—	—
Tropicana Entertainment Inc. common stock at $0.01 par value; 100,000,000 shares authorized, 26,312,500 shares issued and outstanding at December 31, 2012 and 2011	263	263
Additional paid-in capital	600,359	605,999
Accumulated deficit	(4,600)	(23,697)
Total shareholders' equity	596,022	582,565
Total liabilities and shareholders' equity	$ 900,900	$ 821,554

The accompanying notes are an integral part of these financial statements.

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TROPICANA ENTERTAINMENT INC.
STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	Successor			Predecessors		
	Year ended December 31, 2012	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
					Discontinued Operations	
	Tropicana Entertainment Inc.			Tropicana Entertainment Holdings, LLC	Columbia Properties Vicksburg, LLC	JMBS Casino, LLC
Revenues:						
Casino	$ 493,301	$ 506,547	$ 446,147	$ 55,416	$ 1,189	$ 3,498
Room	94,449	105,516	87,872	7,101	86	45
Food and beverage	83,493	88,052	74,844	9,306	75	78
Other	24,321	24,034	22,137	1,559	16	30
Gross revenues	695,564	724,149	631,000	73,382	1,366	3,651
Less promotional allowances	(82,775)	(100,593)	(91,968)	(8,863)	(95)	(99)
Net revenues	612,789	623,556	539,032	64,519	1,271	3,552
Operating costs and expenses:						
Casino	221,763	246,180	220,176	22,559	622	1,087
Room	35,257	32,087	26,099	2,819	62	24
Food and beverage	38,382	37,518	32,711	5,373	81	13
Other	16,671	12,944	12,132	1,081	7	—
Marketing, advertising and promotions	39,239	33,795	29,881	2,199	78	72
General and administrative	118,194	123,304	101,606	14,327	673	764
Maintenance and utilities	61,541	65,961	54,904	5,628	248	227
Depreciation and amortization	32,436	32,373	35,330	6,112	374	432
Impairment charges, other write-downs and recoveries	(2,426)	5,826	19,162	—	—	—
Goodwill impairment	—	—	1,731	—	—	—
Total operating costs and expenses	561,057	589,988	533,732	60,098	2,145	2,619
Operating income (loss)	51,732	33,568	5,300	4,421	(874)	933
Other income (expense):						
Interest expense	(17,161)	(32,401)	(26,886)	(2,005)	—	(2)
Interest income	777	878	881	11	40	103
Loss on debt retirement	(12,847)	(2,385)	—	—	—	—
Total other income (expense)	(29,231)	(33,908)	(26,005)	(1,994)	40	101
Income (loss) from continuing operations before reorganization items and income taxes	22,501	(340)	(20,705)	2,427	(834)	1,034
Reorganization items, net	—	—	—	2,093,098	2,288,185	2,266,609
Income (loss) from continuing operations before income taxes	22,501	(340)	(20,705)	2,095,525	2,287,351	2,267,643
Income tax benefit (expense)	(3,404)	(2,650)	3,176	26,654	—	—
Income (loss) from continuing operations, including noncontrolling interest	19,097	(2,990)	(17,529)	2,122,179	2,287,351	2,267,643

Income (loss) from discontinued operations, net	—	158	(3,456)	—	—	—
Net income (loss), including noncontrolling interest	19,097	(2,832)	(20,985)	2,122,179	2,287,351	2,267,643
Less net (income) loss attributable to noncontrolling interests	—	—	120	845	—	—
Net income (loss)	$ 19,097	$ (2,832)	$ (20,865)	$ 2,123,024	$ 2,287,351	$ 2,267,643
Net income (loss) attributable to Tropicana Entertainment Inc.:						
Income (loss) from continuing operations	$ 19,097	$ (2,990)	$ (17,409)			
Income (loss) from discontinued operations, net	—	158	(3,456)			
Net income (loss)	$ 19,097	$ (2,832)	$ (20,865)			
Basic and diluted income (loss) per common share attributable to Tropicana Entertainment Inc.:						
Income (loss) from continuing operations	$ 0.73	$ (0.11)	$ (0.66)			
Income (loss) from discontinued operations, net	—	—	(0.13)			
Net income (loss)	$ 0.73	$ (0.11)	$ (0.79)			
Weighted-average common shares outstanding:						
Basic and diluted	26,313	26,313	26,313			

The accompanying notes are an integral part of these financial statements.

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TROPICANA ENTERTAINMENT INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/MEMBERS' EQUITY (DEFICIT)

(amounts in thousands)

	Successor							
	Tropicana Entertainment Inc.						Tropicana Entertainment Holdings, LLC	
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity	Members' Equity (Deficit)	Noncont Inte
Balances, December 31, 2009 (Predecessors)	$ —	$ —	$ —	$ —	$ —	$ —	$ (1,842,035)	$
Net income (loss)	—	—	—	—	—	—	2,123,024	
Balances, March 7, 2010 (Predecessors)	—	—	—	—	—	—	280,989	
Elimination of Predecessors equity	—	—	—	—	—	—	(280,989)	(
Issuance of 12,098,053 shares of common stock and 3,750,000 Ordinary Warrants upon emergence from Chapter 11	121	305,883	—	306,004	1,288	307,292	—	
Issuance of 1,312,500 Penny Warrants in connection with Exit Facility	—	19,464	—	19,464	—	19,464	—	
Balances, March 7, 2010 (Successor)	121	325,347	—	325,468	1,288	326,756	—	
Issuance of 12,901,947 shares of common stock in connection with Tropicana AC acquisition	129	281,999	—	282,128	—	282,128	—	
Issuance of 1,312,500 shares of common stock for Penny Warrants exercised	13	—	—	13	—	13	—	
Acquisition of noncontrolling interest	—	(1,347)	—	(1,347)	(1,168)	(2,515)	—	
Net loss	—	—	(20,865)	(20,865)	(120)	(20,985)	—	
Balances, December 31, 2010 (Successor)	263	605,999	(20,865)	585,397	—	585,397	—	
Net loss	—	—	(2,832)	(2,832)	—	(2,832)	—	
Balances, December 31, 2011 (Successor)	263	605,999	(23,697)	582,565	—	582,565	—	
Favorable lease adjustment	—	(5,640)	—	(5,640)	—	(5,640)	—	
Net income	—	—	19,097	19,097	—	19,097	—	
Balances, December 31, 2012 (Successor)	$ 263	$ 600,359	$ (4,600)	$ 596,022	$ —	$ 596,022	$ —	$

The accompanying notes are an integral part of these financial statements.

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TROPICANA ENTERTAINMENT INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Successor			Predecessors		
	Year ended December 31, 2012	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
					Discontinued Operations	
	Tropicana Entertainment Inc.			Tropicana Entertainment Holdings, LLC	Columbia Properties Vicksburg, LLC	JMBS Casino, LLC
Cash flows from operating activities:						
Net income (loss), including noncontrolling interest	$ 19,097	$ (2,832)	$ (20,985)	$ 2,122,179	$ 2,287,351	$ 2,267,643
Adjustments to reconcile net income (loss), including noncontrolling interest, to net cash provided by operating activities:						
Non-cash reorganization items and fresh-start reporting adjustments	—	—	—	(2,098,064)	(2,288,191)	(2,266,614)
Gain from disposal of discontinued operations, net	—	(1,007)	—	—	—	—
Loss on debt retirement	12,847	2,385	—	—	—	—
Gain on insurance recoveries	(4,318)	—	—	—	—	—
Depreciation and amortization (including discontinued operations)	32,436	32,373	35,891	6,112	374	432
Amortization of debt discount and debt issuance costs	3,302	12,765	10,542	137	—	—
Impairment charges and other write-downs (including discontinued operations)	1,892	5,826	20,212	—	—	—
Goodwill impairment	—	—	1,731	—	—	—
Insurance proceeds for flooding losses from business interruption	731	—	—	—	—	—
Deferred income tax	91	(23)	(7,159)	(30,838)	—	—
Changes in current assets and current liabilities:						
Receivables, net	10,527	(3,981)	(6,867)	2,942	8	(79)
Inventories, prepaids and other assets	(522)	1,256	2,030	1,698	34	47
Accrued interest	—	—	(1)	(239)	—	—
Accounts payable, accrued expenses and other liabilities	(9,618)	(9,720)	5,243	(1,994)	(479)	(432)
Due from affiliates	—	—	—	(672)	934	3
Other	4,610	6,403	(8,367)	662	(25)	—
Net cash provided by operating activities	71,075	43,445	32,270	1,923	6	1,000
Cash flows from investing activities:						
Additions of property and equipment	(44,450)	(34,040)	(17,316)	(1,057)	—	(11)
Insurance proceeds	2,052	2,500	—	—	—	—
Proceeds from sale of discontinued operations	—	2,731	—	—	—	—
Tropicana Aruba acquisition, net of $71 cash acquired	—	—	(11,958)	—	—	—
Other	2,877	3,133	442	—	3	—
Net cash provided by (used in) investing activities	(39,521)	(25,676)	(28,832)	(1,057)	3	(11)
Cash flows from financing activities:						
Proceeds from issuance of debt	171,500	—	—	120,900	—	—
Payment on early retirement of debt	(2,048)	(500)	—	—	—	—

Payments on debt	(105,054)	(26,338)	(400)	(65,311)	—	—
Restricted cash	290	2,882	382	(16,075)	—	—
Acquisition of noncontrolling interest	—	—	(2,515)	—	—	—
Payment of financing costs	(3,324)	—	—	(1,500)	—	—
Proceeds from exercise of Penny Warrants	—	—	13	—	—	—
Net cash provided by (used in) financing activities	61,364	(23,956)	(2,520)	38,014	—	—
Net increase (decrease) in cash and cash equivalents	92,918	(6,187)	918	38,880	9	989
Increase in cash and cash equivalents related to Tropicana AC acquisition	—	—	58,014	—	—	—
Decrease (increase) in cash and cash equivalents related to assets held for sale	—	1,488	(1,488)	—	—	—
Cash and cash equivalents, beginning of period	149,743	154,442	96,998	50,904	2,372	3,844
Cash and cash equivalents, end of period	$ 242,661	$ 149,743	$ 154,442	$ 89,784	$ 2,381	$ 4,833
Supplemental cash flow disclosure (including discontinued operations):						
Cash paid for interest	$ 13,823	$ 19,637	$ 16,345	$ 1,964	$ —	$ 5
Cash paid for reorganization items	—	—	—	3,916	6	7
Cash received related to reorganization items	—	—	—	1	—	—
Cash paid for income taxes	5,500	2,665	1,644	—	—	—
Supplemental disclosure of non-cash items:						
Common stock and Ordinary Warrants issued in exchange for discharge of liabilities subject to compromise	—	—	—	307,292	—	—
Common stock issued in connection with acquisition of Tropicana AC	—	—	282,128	—	—	—
Capital expenditures included in accrued expenses and other current liabilities	4,556	—	—	—	—	—

The accompanying notes are an integral part of these financial statements.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BACKGROUND

Organization

Tropicana Entertainment Inc. (the "Company," "TEI," "we," "us," or "our"), a Delaware corporation, is an owner and operator of regional casino and entertainment properties located in the United States and one casino resort development located on the island of Aruba. The Company's United States properties include three casinos in Nevada and one casino in each of Indiana, Louisiana, Mississippi and New Jersey. The Company views each property as an operating segment which it aggregates by region in order to present its reportable segments: (i) East, (ii) Central, (iii) West and (iv) South and other. The current operations of the Company, by region, include the following:

- *East*—Tropicana Casino and Resort, Atlantic City ("Tropicana AC") located in Atlantic City, New Jersey;
- *Central*—Casino Aztar Evansville ("Casino Aztar") located in Evansville, Indiana;
- *West*—Tropicana Laughlin Hotel and Casino ("Tropicana Laughlin") located in Laughlin, Nevada; River Palms Hotel and Casino ("River Palms") located in Laughlin, Nevada; and MontBleu Casino Resort & Spa ("MontBleu") located in Lake Tahoe, Nevada; and
- *South and other*—Belle of Baton Rouge ("Belle of Baton Rouge") located in Baton Rouge, Louisiana; Trop Casino Greenville ("Tropicana Greenville") located in Greenville, Mississippi and Tropicana Aruba Resort & Casino ("Tropicana Aruba") located in Noord, Aruba.

In March 2011, Columbia Properties Vicksburg, LLC ("CP Vicksburg"), a wholly owned subsidiary of the Company, sold substantially all the assets and certain liabilities associated with the operation of Horizon Vicksburg Casino ("Horizon Vicksburg") in Vicksburg, Mississippi.

In April 2012, the Bayou Caddy's Jubilee Casino ("Jubilee") riverboat facility was closed and its operations were consolidated into Trop Casino Greenville as part of a project to expand and rebrand that property. The grand opening of Trop Casino Greenville occurred in May 2012. Because the Company is continuing operations within the Greenville market by combining the operations into one facility, Jubilee is not presented as discontinued operations in the accompanying financial statements.

Background

The Company was formed on May 11, 2009 to acquire certain assets of Tropicana Entertainment Holdings, LLC ("TEH"), and certain of its subsidiaries pursuant to their plan of reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Company also acquired CP Vicksburg, JMBS Casino, LLC ("JMBS Casino") and CP Laughlin Realty, LLC ("Realty", collectively with CP Vicksburg and JMBS Casino, the "Affiliate Guarantors"), all of which were part of the same plan of reorganization (the "Plan") as TEH (collectively, the "Predecessors"). In addition, the Company acquired certain assets of Adamar of New Jersey, Inc. ("Adamar"), an unconsolidated subsidiary of TEH, pursuant to an amended and restated asset purchase agreement, including Tropicana AC. The reorganization of the Predecessors and the acquisition of Tropicana AC (together, the "Restructuring Transactions") were consummated and became effective on March 8, 2010 (the "Effective Date"), at which time the Company acquired Adamar and several of the Predecessors' gaming properties and related assets. Adamar was not a party to the Predecessors' bankruptcy.

On May 5, 2008 (the "Petition Date"), the Predecessors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the "Chapter 11 Cases") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The reorganization of the Predecessors and the acquisition of Tropicana AC (together, the "Restructuring Transactions") were consummated and became effective on March 8, 2010 (the "Effective Date"), at which time the Company acquired Adamar and several of the Predecessors' gaming properties and related assets. Adamar was not a party to the Predecessors' bankruptcy. The results of operations of Tropicana AC are not presented for the Predecessor Period (as defined below). The results of operations of Tropicana AC are included in the Successor Period (as defined below). Prior to March 8, 2010, the Company conducted no business, other than in connection with the reorganization of the Predecessors and the acquisition of Tropicana AC, and had no material assets or liabilities.

Pursuant to the Plan, on the Effective Date, a series of restructuring transactions were consummated through which the Company acquired the Predecessors in exchange for (i) the issuance of 12,098,053 shares of the Company's common stock, $0.01 par value per share ("Common Stock"), and warrants to purchase an additional 3,750,000 shares of Common Stock (the "Ordinary Warrants") in accordance with the Plan and (ii) the entering into new debt in accordance with the Plan, which included the issuance to certain lenders of warrants to purchase an additional 1,312,500 shares of the Company's Common

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Stock at $0.01 per share (the "Penny Warrants"). As a result of the reorganization the Company also applied fresh-start reporting. Additionally, on the Effective Date, certain subsidiaries of the Company acquired Tropicana AC, and the lenders under the TEH Senior Secured Credit Facility each received their pro rata share of 12,901,947 shares of the Company's Common Stock in exchange for their credit bid of $200.0 million (the "Credit Bid"). As a result, on the Effective Date, Carl C. Icahn, Chairman of the Company's Board of Directors, became the beneficial owner of approximately 47.5% of the Company's Common Stock. Since March 8, 2010, Mr. Icahn has increased his beneficial ownership to approximately 67.9% of the Company's Common Stock.

On August 31, 2010, the Company through a subsidiary, purchased Tropicana Entertainment Cayman Holdings Co. Ltd., formerly known as Icahn Fund Sub 1D Ltd. ("Cayman Company"), for a total purchase price of $12.0 million, of which approximately $10.3 million was allocated to intangible assets relating to a favorable land lease arrangement. Cayman Company was an entity controlled by Carl C. Icahn. The Company indirectly acquired Cayman Company's wholly owned subsidiary Abura Development Corp. VBA, a limited liability company created and existing under the laws of Aruba, Netherlands Antilles, which owns The Aruban Resort & Casino at Eagle Beach, an approximately 360-unit timeshare casino resort in Aruba, including the unsold fractional timeshares attached to such property, a temporary casino opened in December 2011, and an unfinished permanent casino structure. The Company renamed the property Tropicana Aruba Resort & Casino. In accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations ("ASC 805"), the purchase price was allocated to the fair values of the assets acquired and liabilities assumed which were determined by the Company's management after input from an independent third party valuation expert.

On October 28, 2010, immediately following Mississippi Gaming Commission approval, the Company elected to effect a merger which resulted in the purchase of the minority interests in Greenville Riverboat, LLC, the Company's subsidiary that owns Tropicana Greenville (formerly Lighthouse Point). The minority owner received $2.5 million in January 2011, and exercised its appraisal rights requesting an additional $3.2 million as payment for its minority interest. The minority owner also asserted certain cross claims against Tropicana Greenville in the appraisal proceedings for additional distributions. In December 2012 a Special Master appointed by the court submitted a business valuation report to the court appraising the minority interest at approximately $2.6 million. We have filed exceptions seeking a further reduction to approximately $2.3 million. The Company believes that the cross claims are without merit and intends to vigorously defend the same, and also has contested any additional payment for the minority interest. There can be no assurance that the Company will succeed in this proceeding, and the Company could be required to make additional payments.

On December 1, 2010, the Company, through CP Vicksburg, entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Delta Investments & Development, LLC ("Delta") pursuant to which it agreed to sell substantially all of the assets associated with the operation of Horizon Vicksburg in exchange for $3.25 million in cash and the assumption by Delta of certain liabilities associated with Horizon Vicksburg. The transaction closed in March 2011, resulting in a gain of $1.0 million, which is included in the income from discontinued operations in the accompanying statements of operations for the year ended December 31, 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

References to "Successor" refer to the Company on or after March 8, 2010. References to "Predecessors" refer to the Predecessors prior to March 8, 2010. The accompanying statements of operations, shareholders' equity/members' deficit and cash flows for the year ended December 31, 2010 are presented for two periods: January 1, 2010 through March 7, 2010 (the "Predecessor Period") and March 8, 2010 through December 31, 2010 (the "Successor Period"). The Predecessor Period reflects the historical accounting basis in the Predecessors' assets and liabilities, while the Successor Period reflects assets and liabilities at fair value by allocating the Company's enterprise value to its assets and liabilities pursuant to accounting guidance related to business combinations.

As discussed in Note 1, on December 1, 2010, the Company entered into an agreement to sell substantially all of the assets of Horizon Vicksburg and as a result its operations are presented as discontinued operations in the accompanying statements of operations for the Successor Period. Additionally, the Company is required to report the historical results of the Predecessors in its financial statements and have accordingly presented CP Vicksburg, one of its Predecessors and the owner and operator of Horizon Vicksburg, noting it as discontinued operations throughout its financial statements and notes thereto.

As of the Effective Date, the Company adopted the "fresh start" provisions in accordance with accounting guidance on reorganizations, which require that all assets and liabilities be recorded at their reorganization values and fair values, respectively, as of such Effective Date. Certain of these values differed materially from the values recorded on the Predecessors'

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NOTES TO FINANCIAL STATEMENTS (Continued)

balance sheets. In addition, the Company's accounting practices and policies may not be the same as that of the Predecessors. For all of these reasons, the Company's financial statements for periods subsequent to the Effective Date are not comparable with the Predecessors' prior periods.

For the periods prior to the Effective Date, the accompanying financial statements of the Predecessors have been prepared in accordance with accounting guidance for financial reporting by entities in reorganization under the bankruptcy code. Reorganization items include the expenses, realized gains and losses, and provisions for losses resulting from the reorganization under the Bankruptcy Code, and are reported separately as reorganization items in the accompanying statements of operations. Cash received and payments for reorganization items are disclosed separately in the accompanying statements of cash flows.

Principles of Consolidation

The accompanying financial statements include the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Noncontrolling interest in the financial statements of the Company represents the noncontrolling equity ownership of Greenville Riverboat, LLC prior to October 28, 2010, the date the Merger was consummated, for the Successor Period. The noncontrolling interest of Greenville Riverboat, LLC prior to October 28, 2010 was allocated in accordance with the terms of the Greenville Riverboat, LLC operating agreement which was based upon an assumed liquidation of Lighthouse Point.

The accompanying financial statements for TEH include TEH, its majority-owned subsidiaries and Realty. Noncontrolling interest in the financial statements of TEH represents the noncontrolling equity interest ownership of Greenville Riverboat, LLC and Realty for the Predecessor Period. The noncontrolling equity ownership of Realty represents 100% of the earnings of Realty prior to the Effective Date. In accordance with accounting guidance related to the consolidation of variable interest entities, the consolidated financial statements of TEH included Realty, a variable interest entity of which TEH was the primary beneficiary and was required to be consolidated. Upon the Effective Date, Realty became a subsidiary of the Company. In addition, Greenville Riverboat, LLC was not a debtor in the Predecessors Chapter 11 Cases as it did not guarantee TEH's pre-petition debt.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated in the Company's financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimated valuation allowance for deferred tax assets, certain tax liabilities, estimated cash flows in assessing the impairment of long-lived assets, intangible assets, CRDA investments, enterprise value allocations made in connection with fresh-start reporting, fair values of acquired assets and liabilities, self-insured liability reserves, customer loyalty program reserves, contingencies, litigation, claims, assessments and loss contingencies. Actual results could differ from these estimates.

Business Combinations

The Company accounts for business combinations in accordance with guidance related to business combinations using the purchase method of accounting for business combinations, which requires that the assets acquired and liabilities assumed be recorded on the date of acquisition at their respective fair value and the identification and recognition of intangible assets separately from goodwill. Additionally, the guidance requires, among other things, the buyer to: (1) expense acquisition-related costs; (2) recognize assets or liabilities assumed arising from contractual contingencies on the acquisition date using acquisition-date fair values; (3) recognize goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest over the acquisition-date fair value of net assets acquired; (4) recognize on the acquisition date any contingent consideration using acquisition-date fair values (i.e., fair value earn-outs in the initial accounting for the acquisition); and (5) eliminate the recognition of liabilities for restructuring costs expected to be incurred as a result of the business combination. In addition, if the buyer determines that some or all of its previously booked deferred tax valuation allowance is no longer needed as a result of the business combination, the guidance requires that the reduction or elimination of the valuation allowance be accounted as a reduction of income tax expense.

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Fresh-Start Reporting

The adoption of fresh-start reporting results in a new reporting entity. Under fresh-start reporting, all assets and liabilities are recorded at their estimated fair values and the predecessor's accumulated deficit is eliminated. In adopting fresh-start reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its interest bearing debt.

Cash and Cash Equivalents

Cash and cash equivalents include cash, cash on hand in the casino cages, certificates of deposit, money market funds and other highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash consisted primarily of funds invested in approved money market funds. At December 31, 2012 and 2011, $9.7 million and $9.6 million, respectively, were restricted by the bankruptcy court in connection with the reorganization of the Predecessors for the purpose of satisfying liabilities related to professional services incurred in connection with the Restructuring Transactions, and $5.7 million and $6.0 million, respectively, were restricted to collateralize letters of credit.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalent accounts maintained in financial institutions and accounts receivable. Bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 or with the Securities Investor Protection Corporation up to $500,000. Concentration of credit risk, with respect to casino receivables, is limited through the Company's credit evaluation process. The Company issues markers to approved casino customers following credit checks and investigations of credit worthiness.

Receivables

Receivables consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts. Receivables are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their expected realization, which approximates fair value. The allowance is estimated based on specific reviews of customer accounts as well as historical collection experience and current economic and business conditions. Recoveries of accounts previously written off are recorded when received.

Inventories

Inventories consist primarily of food and beverage, retail merchandise and operating supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment under fresh-start reporting and business combination guidance is stated at fair value as of the Effective Date and acquisition date, respectively. Property and equipment acquired subsequent to the Effective Date and the acquisition date are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets or, for capital leases and leasehold improvements, over the shorter of the asset's useful life or the term of the lease. Gains or losses on disposals of assets are recognized as incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

The Company must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. In contrast to normal repair and maintenance costs that are expensed when incurred, items the Company classifies as maintenance capital are expenditures necessary to keep its existing properties at their current levels and are typically replacement items due to the normal wear and tear of its properties and equipment as a result of use and age. The Company's depreciation expense is highly dependent on the assumptions it makes about its assets' estimated useful lives. The Company determines the estimated useful lives based on its experience with similar assets, engineering studies and its estimate of the usage of the asset. Whenever events or circumstances occur that change the estimated useful life of an asset, the Company accounts for the change prospectively.

Long-Lived Assets

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

accounting guidance related to impairment or disposal of long-lived assets. For assets to be held for sale, the Company recognizes the asset to be sold at the lower of carrying value or fair value less costs to sell. Fair value for assets held for sale is generally estimated based on comparable asset sales, solicited offers or a discounted cash flow model. For long-lived assets to be held and used, the Company reviews for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated undiscounted future cash flows of the asset to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows are less than the carrying value, then impairment is measured based on estimated fair value compared to carrying value, with fair value typically based on a discounted cash flow model.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of assets acquired and liabilities assumed in business combinations or under fresh-start reporting. In accordance with accounting guidance related to goodwill and other intangible assets, the Company tests for impairment of goodwill and indefinite-lived intangible assets annually in the fourth quarter of each year and in certain situations between those annual dates.

The Company's annual impairment testing for goodwill is performed at the reporting unit level and each of its casino properties is considered to be a reporting unit. The annual goodwill impairment testing utilizes a two step process. In the first step, the Company compares the fair value of each reporting unit with its carrying amount, including goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows along with indications provided by the current valuation multiples of comparable publicly traded companies. If the fair value of the reporting unit exceeds its carrying amount, then goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds it fair value, then the goodwill of the reporting unit is considered impaired and the Company proceeds to the second step of the goodwill impairment test. In the second step, we determine the implied value of the reporting unit's goodwill by allocating the fair value of the reporting unit determined in step one to the assets and liabilities of the reporting unit, as if the reporting unit had been acquired in business combination. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company's indefinite-lived intangible assets which includes its "Tropicana" trade name and certain gaming licenses are not subject to amortization but are tested for impairment annually. The annual impairment test for the Company's indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair value of the Company's trade name is estimated using the relief from royalty method of the income approach which is a function of projected revenue, the royalty rate that would hypothetically be charged by a licensor of an asset to an unrelated licensee, and a discount rate. The fair value of the Company's gaming licenses is estimated using the Greenfield method of the discounted cash flow approach which is the function of the cost to build a new casino operation, the build out period, projected cash flows attributed to the casino once operational, and a discount rate.

The Company's definite life intangible assets include customer lists and favorable lease arrangements. Intangible assets with a definite life are amortized over their useful life, which is the period over which the Company expects the asset to contribute directly or indirectly to future cash flows. Management periodically assesses the amortization period of intangible assets with definite lives based upon estimated future cash flows from related operations.

Inherent in the reviews of the carrying amounts of goodwill and intangible assets are various estimates. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company's estimates. If the Company's ongoing estimates of future cash flows are not met, additional impairment charges may be recorded in future accounting periods. Estimates of cash flows are based on the current regulatory, political and economic climates, recent operating information and budgets of the various properties where the Company conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the Company's properties.

CRDA Investment

The New Jersey Casino Reinvestment Development Authority ("CRDA") deposits made by Tropicana AC are carried at cost less a valuation allowance because they have to be used to purchase CRDA bonds that carry below market interest rates unless an alternative investment is approved. The valuation allowance is established by a charge to the statement of operations as part of general and administrative expense at the time the obligation is incurred to make the deposit unless there is an agreement with the CRDA for a return of the deposit at full face value. If the CRDA deposits are used to purchase CRDA bonds, the valuation allowance is transferred to the bonds as a discount, which is amortized to interest income using the interest

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

method. If the CRDA deposits are used to make other investments, the valuation allowance is transferred to those investments and remains a valuation allowance. The CRDA bonds are classified as held-to-maturity securities and are carried at amortized cost less a valuation allowance.

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements using the effective interest method, and are included in other assets, net, on the Company's balance sheets.

Self-Insurance Reserves

The Company is self-insured up to certain stop loss amounts for employee health coverage, workers' compensation and general liability claims. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported as estimated by management with the assistance of a third party claims administrator. In estimating these accruals, historical loss experience is considered and judgments are made about the expected levels of costs per claim. The Company believes its estimates of future liability are reasonable based upon its methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimates for these liabilities. The Company continually monitors changes in claim type and incident and evaluates the insurance accrual, making necessary adjustments based on the evaluation of these qualitative data points. At December 31, 2012 and 2011, the Company had total self-insurance accruals of $8.2 million and $10.7 million, respectively, reflected in its balance sheets.

Fair Value of Financial Instruments

The carrying values of the Company's cash and cash equivalents, restricted cash, receivables and accounts payable approximate fair value because of the short term maturities of these instruments. The carrying values of investments, which include deposits and bonds, approximate fair value as items are presented net of a valuation allowance and in the case of the bonds, net of an unamortized discount.

The fair value of our long-term debt is based on the quoted market prices for similar issues. The estimated fair value of our long-term debt as of December 31, 2012 is approximately $176.7 million.

Customer Loyalty Program

The Company provides certain customer loyalty programs (the "Programs") at its casinos, which allow customers to redeem points earned from their gaming activity for cash, food, beverage, rooms or merchandise. Under the Programs, customers are able to accumulate points that may be redeemed in the future, subject to certain limitations and the terms of the Programs. The Company records a liability for the estimated cost of the outstanding points under the Programs that it believes will ultimately be redeemed. The estimated cost of the outstanding points under the Programs is calculated based on estimates and assumptions regarding marginal costs of the goods and services, redemption rates and the mix of goods and services for which the points are expected to be redeemed. For points that may be redeemed for cash, the Company accrues this cost (after consideration of estimated redemption rates) as they are earned from gaming play, which is included in promotional allowances. For points that may only be redeemed for goods or services but cannot be redeemed for cash, the Company estimates the cost and accrues for this expense as the points are earned from gaming play, which is recorded as casino operating costs and expenses. At December 31, 2012 and 2011, the Company had $4.1 million and $4.5 million accrued for the estimated cost of anticipated redemptions under the Programs.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Revenue Recognition and Promotional Allowances

Casino revenue represents the difference between wins and losses from gaming activities. Room, food and beverage and other operating revenues are recognized at the time the goods or services are provided. The Company collects taxes from customers at the point of sale on transactions subject to sales and other taxes. Revenues are recorded net of any taxes collected. The majority of the Company's casino revenue is counted in the form of cash and chips and, therefore, is not subject to any significant or complex estimation. The retail value of rooms, food and beverage and other services provided to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The estimated departmental costs and expenses of providing these promotional allowances, for continuing operations, are included in casino operating costs and expenses and consist of the following (in thousands):

	Successor			Predecessors		
	Year ended December 31,		Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
	2012	2011				
	TEI			TEH	CP Vicksburg	JMBS Casino
Room	$ 16,268	$ 21,801	$ 20,080	$ 1,340	$ 22	$ 24
Food and beverage	38,117	42,998	37,337	3,004	122	92
Other	2,433	5,416	4,035	162	5	—
Total	$ 56,818	$ 70,215	$ 61,452	$ 4,506	$ 149	$ 116

Gaming Taxes

The Company is subject to taxes based on gross gaming revenues, the number of gaming devices and/or the number of admissions in the jurisdictions in which the Company operates, subject to applicable jurisdictional adjustments. These gaming taxes are included in casino operating costs and expenses on the Company's statements of operations. Gaming taxes included in continuing operations totaled $75.1 million, $75.8 million and $66.7 million for the years ended December 31, 2012 and 2011 and the Successor Period, respectively. Gaming taxes included in continuing operations for TEH totaled $9.4 million for the Predecessor Period. Gaming taxes for CP Vicksburg totaled $0.1 million for the Predecessor Period. Gaming taxes for JMBS Casino totaled $0.4 million for the Predecessor Period.

Advertising

The Company expenses advertising costs as incurred or the first time the advertising takes place. Advertising expense, included in continuing operations, which is generally included in marketing, advertising and promotions on the Company's statements of operations, was $10.3 million, $9.5 million and $8.3 million for the years ended December 31, 2012 and 2011 and the Successor Period, respectively. Advertising expense for TEH was $0.8 million for the Predecessor Period. Advertising expense for CP Vicksburg was $40,000 for the Predecessor Period. Advertising expense for JMBS Casino was $31,000 for the Predecessor Period.

Income Taxes

The Company accounts for income taxes under accounting guidance for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the accounting guidance, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that included the enactment date. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not, and a valuation allowance is established for deferred tax assets which do not meet this threshold.

Recently Issued Accounting Standards

In July 2012, the FASB issued ASU No. 2012-02, *"Intangibles-Goodwill and Other."* Under the new guidance, ASC Topic 350, *"Testing indefinite-Lived Intangible Assets for Impairment,"* was amended to simplify the assessment of testing the impairment of indefinite-lived intangible assets other than goodwill. The amended guidance allows the Company to do an initial qualitative assessment to determine whether it is more likely than not that the fair value of its indefinite-lived intangible assets are less than their carrying amounts prior to performing the quantitative indefinite-lived intangible asset impairment test.

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

The amended guidance is effective for the Company for fiscal years beginning after September 15, 2012. The Company will consider this guidance when performing the assessment of indefinite-lived intangible assets other than goodwill.

A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our financial statements.

Reclassifications

Certain reclassifications have been made to prior year amounts in order to conform with current year presentation.

Favorable lease adjustment

In connection with the adoption of fresh-start reporting as of the Effective Date, the Company recognized favorable lease assets which were being amortized to rental expense on a straight-line basis over 30 years. In 2012, the Company determined that certain favorable lease agreements were not assumed by the Company pursuant to the Company's Plan of Reorganization and emergence from bankruptcy and, accordingly, the related favorable lease asset should not have been recognized on the Effective Date. The Company evaluated the effects of this adjustment on the financial statements and concluded that the error was not material to any prior annual or interim periods or the current period. In June of 2012 the Company reduced additional paid-in capital by $5.6 million, reduced intangible assets, net by $5.3 million and reversed rental expense of $0.3 million related to prior periods to remove the favorable lease assets.

NOTE 3—FRESH-START REPORTING

Plan of Reorganization

Pursuant to the Plan, on the Effective Date, a series of restructuring transactions were consummated through which the Company acquired the Predecessors in exchange for (a) the issuance of shares of its Common Stock and warrants to purchase additional shares of its Common Stock and (b) the assumption of certain liabilities of the Predecessors incurred after the Petition Date to the extent not paid on or prior to the Effective Date other than income tax liabilities.

The Plan also provided for, among other things:

- the termination of $1.3 billion of indebtedness under the Credit Facility;
- the cancellation of $960 million of 95/8% Senior Subordinated Notes (the "Notes");
- the cancellation of approximately $165.5 million of other pre-petition indebtedness;
- payment in full of the DIP Credit Facility in the amount of $65.2 million and related interest;
- reinstatement, payment in full, or satisfaction in full by return of collateral of all Allowed Claims (as defined in the Plan) in the amount of $21.5 million; and
- the entering into a credit facility (the "Exit Facility"), which consists of (i) a $130 million senior secured term loan credit facility issued at a discount of 7% (the "Term Loan Facility") and (ii) a $20 million senior secured revolving credit facility (the "Revolving Facility") by the Company on December 29, 2009, the funding of the Term Loan Facility on the Effective Date, and the issuance of the Penny Warrants to the Exit Facility lenders.

Fresh-Start Balance Sheet

In accordance with accounting guidance related to financial reporting by entities in reorganization under the bankruptcy code, the Company adopted fresh-start reporting upon the Effective Date. The Company was required to apply the provisions of fresh-start reporting to its financial statements because (i) the reorganization value of the assets of the emerging entity immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of the Predecessors common stock immediately before confirmation (i.e., the holders of shares of the common stock of the Predecessors that were issued and outstanding prior to the commencement of the Chapter 11 Cases) received less than 50 percent of the voting shares of the emerging entity. Under the accounting guidance, fresh-start reporting is required on the date on which the plan of reorganization is confirmed by the Bankruptcy Court, but further provides that fresh-start reporting should not be applied until all material conditions to the Plan are satisfied. All material conditions to the Plan were satisfied as of March 8, 2010, the Effective Date.

Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's enterprise value as set forth in the Plan to its assets and liabilities pursuant to accounting guidance related to business combinations as of the Effective Date. As set forth in the disclosure statement, relating to the Plan, as confirmed by

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

the Bankruptcy Court on May 5, 2009, the enterprise value of the Predecessors was estimated to be in the range of $350 million to $425 million. The Predecessors' enterprise value was estimated using various valuation methods, including (i) a comparison of the Predecessors and their projected performance to the market values of comparable companies, and (ii) a calculation of the present value of the future cash flows of the Predecessors based on financial projections.

The enterprise value using the discounted cash flow method, a form of the income approach, was determined using financial projections for the period 2009 through 2013. Annual growth rates for years 2010, 2011, 2012 and 2013 were projected at 2.8%, (2.7)%, (2.1)% and 0.5%, respectively, which resulted in a four year compounded annual growth rate of (0.4)%. These financial projections were provided in the Plan and included anticipated changes associated with the Company's reorganization plans, general market conditions, including market segment variations, as well as other factors. The marginal tax rate was assumed to be 40% and included federal, state and local taxes. The discount rate applied was in the range of 15% to 17% which was calculated using a weighted average cost of capital analysis based on comparable statistics of the Company's peer group. The present value of all cash flows after 2013 were calculated using terminal values which were calculated by applying exit multiples ranging from 4.5x to 5.5x to the 2013 financial projections which was then discounted in the range of 15% to 17%. The basis for the exit multiples ranging from 4.5x to 5.5x was comparable company EBITDA multiples of the Company's peer group.

Based upon a reevaluation of relevant factors used in determining the range of enterprise value and updated expected future cash flow projections, the Company concluded that $389.1 million should be used for fresh-start reporting purposes, as it most closely approximated fair value. This amount was adjusted for cash in excess of normal working requirements. After deducting the fair value of debt, this resulted in a post-emergence equity value of $325.5 million calculated as follows (in thousands):

Enterprise value	$ 389,063
Less debt at fair value	(101,436)
Plus excess cash	37,841
Post-emergence equity value (common stock of $294.5 million and warrants of $30.9 million)	$ 325,468

In accordance with fresh-start reporting, the Company's enterprise value has been allocated to existing assets using the measurement guidance provided in accounting guidance related to business combinations. In addition, liabilities, other than deferred taxes, have been recorded at the present value of amounts estimated to be paid. Finally, the Predecessors' accumulated deficit has been eliminated, and the Company's new debt and equity have been recorded in accordance with the Plan. Deferred taxes have been determined in accordance with accounting guidance related to income taxes.

Estimates of fair value represent the Company's best estimates, which are based on industry data and trends, and by reference to relevant market rates and transactions and discounted cash flow valuation methods, among other factors. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions, there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized, and actual results could vary materially.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

The implementation of the Plan and the effects of the consummation of the transactions contemplated therein, which included the settlement of various liabilities, repayment of Predecessors' indebtedness, elimination of affiliate activity amongst the Predecessors, incurrence of new indebtedness and the adoption of fresh-start reporting in the Company's balance sheet are as follows (in thousands):

	Predecessors								Successor
	March 7, 2010								March 8, 2010
		Discontinued Operations							
	TEH	CP Vicksburg	JMBS Casino	Effects of the Plan(a)		Fresh Start Adjustments(i)			TEI
ASSETS									
Current assets:									
Cash and cash equivalents	$ 51,950	$ 2,381	$ 4,833	$ 37,841	(b)	$ (7)			$ 96,998
Restricted cash	2,801	—	—	16,075	(b)	—			18,876
Receivables, net	14,441	23	101	(2,869)	(c)	5,322	(m)		17,018
Due from affiliates	6,436	121	629	(6,771)	(d)	—			415
Inventories	1,533	37	30	—		—			1,600
Prepaid expenses and other assets	7,534	173	155	—		—			7,862
Total current assets	84,695	2,735	5,748	44,276		5,315			142,769
Property and equipment, net	418,622	10,183	15,808	—		(163,664)	(j)		280,949
Beneficial interest in Trust	200,000	—	—	(200,000)	(g)	—			—
Goodwill	16,802	590	8,432	—		835	(k)		26,659
Intangible assets, net	73,806	318	20	—		9,599	(l)		83,743
Receivable from affiliate	—	9,838	11,076	(20,914)	(d)	—			—
Reserve related to receivable from affiliate	—	(7,478)	(5,451)	12,929	(d)	—			—
Other assets, net	19,495	157	87	1,500	(b)	(91)			21,148
Total assets	$ 813,420	$ 16,343	$ 35,720	$ (162,209)		$ (148,006)			$ 555,268
LIABILITIES AND MEMBERS' DEFICIT/SHAREHOLDERS' EQUITY									
Current liabilities not subject to compromise:									
Current portion of debt	$ 65,588	$ —	$ —	$ (63,919)	(b)	$ —			$ 1,669
Accounts payable	16,643	282	81	(750)		2			16,258
Due to affiliates	2,203	3,557	921	(6,681)	(d)	—			—
Accrued expenses and other current liabilities	37,985	1,961	1,215	18,148		14,191	(m)		73,500
Note payable to affiliate guarantors	7,000	—	—	(7,000)	(d)	—			—
Total current liabilities not subject to compromise	129,419	5,800	2,217	(60,202)		14,193			91,427
Long-term debt, excluding current portion	—	—	—	100,136	(b)	—			100,136
Other long-term liabilities	32,041	1,925	—	—		(23,676)	(m)		10,290
Deferred tax liabilities	29,955	—	—	(29,955)	(c)	26,659	(m)		26,659

Total liabilities not subject to compromise	191,415	7,725	2,217	9,979		17,176		228,512
Liabilities subject to compromise	2,449,797	3,455	1,434	(2,454,686)	(e)	—		—
Liabilities subject to compromise —guarantee of affiliate debt	—	2,289,249	2,289,249	(4,578,498)	(f)	—		—
Total liabilities	2,641,212	2,300,429	2,292,900	(7,023,205)		17,176		228,512
Members' Deficit/Shareholders' Equity:								
Members' deficit	(1,846,786)	(2,284,086)	(2,257,180)	6,637,282	(g)	(249,230)	(n)	—
Successor common stock	—	—	—	121	(g)	—		121
Successor additional paid-in capital	—	—	—	241,604	(g)	83,743	(o)	325,347
Noncontrolling interest	18,994	—	—	(18,011)	(h)	305	(p)	1,288
Total members' deficit/shareholders' equity	(1,827,792)	(2,284,086)	(2,257,180)	6,860,996		(165,182)		326,756
Total liabilities and members' deficit/shareholders' equity	$ 813,420	$ 16,343	$ 35,720	$ (162,209)		$ (148,006)		$ 555,268

(a)—Represents amounts recorded as of the Effective Date for the consummation of the Plan, including the settlement of liabilities subject to compromise, elimination of affiliate activity amongst the Predecessors, the satisfaction of the DIP Credit

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Facility, the issuance of new indebtedness and related cash payments, the issuance of Common Stock and warrants to purchase Common Stock.

(b)—Reflects the sources and uses of the $130.0 million Term Loan Facility (in thousands):

Sources		Uses	
Term Loan Facility	$ 130,000	Cash	$ 37,841
Term Loan Facility discount	(9,100)	Restricted cash (ii)	16,075
		Repayment of DIP Credit Facility	65,219
		Payment of DIP Credit Facility interest	265
		Revolver fees (iii)	1,500
Total Sources (i)	$ 120,900	Total Uses	$ 120,900

(i) The Exit Facility includes the issuance of 1,312,500 Penny Warrants to participating lenders for an estimated fair value of $19.5 million. As a result, the fair value of the Term Loan Facility was approximately $101.4 million, of which $1.3 million is classified as current portion of long-term debt.

(ii) Amount consists of funds restricted by the Bankruptcy Court in connection with the Plan for the purpose of satisfying liabilities related to professional services incurred as part of the Chapter 11 Cases.

(iii) The terms of the Exit Facility require commitment fees and revolver fees in the aggregate amount of $8.9 million. As of December 31, 2009, TEH paid $7.5 million of commitment fees which is included in other assets. The remaining $1.4 million of revolver fees and the annual administrative fee of $0.1 million was paid on March 8, 2010.

The following table sets forth the adjustments to current portion of debt based on the sources and uses (in thousands):

Repayment of DIP Credit Facility	$ (65,219)
Current portion of Term Loan Facility	1,300
Adjustment to current portion of debt	$ (63,919)

The following table sets forth the adjustments to long-term debt, excluding current portion, based on the sources and uses (in thousands):

Long-term portion of Term Loan Facility	$ 128,700
Term Loan Facility discount	(9,100)
Penny Warrants issued (iv)	(19,464)
Adjustment to long-term debt, excluding current portion	$ 100,136

(iv) Pursuant to the terms of the Exit Facility, the Company issued 1,312,500 Penny Warrants to purchase its common stock at a strike price of $0.01 to participating lenders on the Effective Date.

The Penny Warrants had a term of 3 months. The Company valued the Penny Warrants using the Black-Scholes option valuation model assuming a life of 0.24 years, a volatility factor of 41% and a risk free rate of 0.16%. The resulting value of $19.5 million was recorded as a debt discount and netted against the carrying value of the Exit Facility. The discount is amortized at a constant rate applied to the outstanding balance of the Exit Facility, with a corresponding increase in non-cash interest expense over the term of the debt.

(c)—Reflects the income tax consequences of asset sales related to the Plan.

(d)—Reflects the elimination of affiliated activity of the Predecessors.

(e)—Reflects the discharge of the Predecessors' liabilities subject to compromise in accordance with the Plan.

(f)—Reflects the elimination of debt guarantee obligations related to the affiliate guarantee of the Notes and Credit Facility, as a result of the Plan.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

(g)—Reflects the cumulative impact of the reorganization adjustments as follows (in thousands):

Discharge of liabilities subject to compromise	$	2,454,686
Elimination of Beneficial interest in Trust		(200,000)
Discharge of liabilities subject to compromise—guarantee of affiliate debt (note f)		4,578,498
Liabilities subject to compromise to be paid in cash		(21,471)
Elimination of noncontrolling interest		18,011
Implementation of accounting guidance related to base jackpots		1,257
Discharge of liabilities subject to compromise—intercompany activity amongst Predecessors		593
Income tax impact		27,969
Issuance of Penny Warrants		19,464
Issuance of Common Stock and Ordinary Warrants		(241,725)
	$	6,637,282

(h)—Reflects the effects of the Plan on noncontrolling interest of $2.0 million and the elimination of the noncontrolling interest in Realty of $16.0 million as a result of Realty becoming a subsidiary of the Company under the Plan.

(i)—Represents the adjustment of assets and liabilities to fair value, or other measurement as specified in accounting guidance related to business combinations, in conjunction with the adoption of fresh-start reporting.

(j)—Reflects the fair value of property and equipment and intangible assets in connection with fresh-start reporting. The following table summarizes the components of property and equipment, net as a result of the application of fresh-start reporting(in thousands):

	Successor	Predecessors		
	March 8, 2010	March 7, 2010		
			Discontinued Operations	
	TEI	TEH	CP Vicksburg	JMBS Casino
Property and equipment, net:				
Land	$ 26,220	$ 33,990	$ 1,380	$ 440
Riverboats and barges, net	20,286	29,432	1,120	9,599
Building and improvements, net	199,672	318,960	6,597	1,920
Furniture, fixtures and equipment, net	31,044	32,524	1,086	3,838
Construction-in-progress	3,727	3,716	—	11
Total property and equipment, net	$ 280,949	$ 418,622	$ 10,183	$ 15,808

Fair value estimates were based on various valuation methods. Personal property related to assets with active secondary markets, such as riverboats, barges and slot machines, were valued using market prices of similar assets. Other personal property such as furniture, fixtures and other equipment, were valued using a depreciated replacement cost method. Land was valued using market comparable data. Where applicable, the income approach was utilized to estimate the fair value of the income producing land, buildings, building improvements and land improvements either by direct capitalization or discounted cash flow analysis. For specific real property assets that were valued using the cost approach, the income and/or sales comparison approach was utilized to support the value conclusion of the cost approach.

(k)—Reflects the elimination of historical goodwill of $25.8 million and the establishment of $26.7 million of goodwill as a result of fresh-start reporting.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

(l)—Reflects the fair value of identifiable intangible assets in connection with fresh-start reporting. The following table summarizes the components of intangible assets as a result of the application of fresh-start reporting (in thousands):

	Successor	Predecessors		
	March 8, 2010	March 7, 2010		
			Discontinued Operations	
	TEI	TEH	CP Vicksburg	JMBS Casino
Intangible assets, net:				
Trade name (indefinite life)	$ 29,500	$ 16,700	$ —	$ 20
Gaming licenses (indefinite life)	43,970	50,718	—	—
Trade name, net	—	175	—	—
Customer list, net	1,703	2,268	—	—
Other, net	8,570	3,945	318	—
Total intangible assets, net	$ 83,743	$ 73,806	$ 318	$ 20

For further information on the valuation of intangible assets, see Note 9—*Goodwill and Intangible Assets.*

(m)—Reflects the fair value of unfavorable lease amounts as well as the re-measurement of the Predecessors' current and deferred tax assets and liabilities, unrecognized tax benefits and other tax related accounts as a result of fresh-start reporting in accordance with accounting guidance.

(n)—Reflects the adjustment of assets and liabilities to fair value, or other measurement as specified in accounting guidance related to business combinations as follows (in thousands):

Elimination of Predecessors' goodwill	$ 25,824
Elimination of Predecessors' intangible assets	74,144
Property and equipment adjustment	163,664
Other asset and liabilities adjustment	8,318
Noncontrolling interest adjustment	305
Tax account adjustments	(23,025)
Total elimination of Predecessors, members' deficit	$ 249,230

(o)—Reflects additional paid in capital of the Successor as a result of intangible assets recognized as a result of fresh-start reporting.

(p)—Reflects the adjustment of the noncontrolling interest in Greenville Riverboat to its estimated fair value. Estimated fair values were based on internal and external valuations using customary valuation methodologies, including comparable earnings multiples, discounted cash flows and negotiated transaction values.

Liabilities Subject to Compromise

Liabilities subject to compromise are certain liabilities of the Predecessors incurred prior to the Petition Date. In accordance with accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, liabilities subject to compromise are recorded at the estimated amount that is expected to be allowed as pre-petition claims in the Chapter 11 proceedings and are subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executory contracts and unexpired leases, proofs of claim, implementation of the Plan, or other events. In some individual instances and in total, claims filed by creditors are in excess of the amounts recorded by the Predecessors. The Predecessors recorded an estimate of allowed claims based on the reconciliation work that had been performed.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Liabilities subject to compromise as of December 31, 2009 consist of the following (in thousands):

	Predecessors		
		Discontinued Operations	
	TEH	CP Vicksburg	JMBS Casino
9 5/8% Senior Subordinated Notes	$ 960,000	$ —	$ —
Senior Secured Credit Facility-Term Loan	1,300,239	—	—
Senior Secured Credit Facility-Revolver	29,010	—	—
Capital leases	11	—	—
Debt subject to compromise	2,289,260	—	—
Interest rate swaps	53,158	—	—
Accrued expenses and other liabilities	23,919	407	382
Accounts payable	19,675	1,296	752
Accrued interest	36,173	—	—
Note payable and accrued interest to affiliate guarantor	13,109	—	—
Due to affiliates	14,606	1,752	300
Total liabilities subject to compromise	$ 2,449,900	$ 3,455	$ 1,434

Liabilities Subject to Compromise—Guarantee of Affiliate Debt

The New Jersey License Denial (Note 8) caused an immediate default under the Credit Facility and the subsequent transfer of assets of Tropicana AC to the Trustee (Note 8) caused a default under the Notes of which CP Vicksburg and JMBS Casino were Affiliate Guarantors. As a result of the Chapter 11 Cases, both CP Vicksburg and JMBS Casino recorded losses related to the guarantee of the Notes and Credit Facility with a corresponding $2.3 billion liability subject to compromise related to the guarantee of affiliate debt included as of March 7, 2010.

Ordinary Warrants

In accordance with the Plan, holders of the Predecessors' Notes and general unsecured claims received Ordinary Warrants to purchase 3,750,000 shares of the Company's Common Stock. The Ordinary Warrants have a four year and nine month term and an exercise price of $52.44 per share. The Company evaluated the Ordinary Warrants under current accounting pronouncements and determined they were properly classified as equity on the accompanying balance sheet. The Company valued the Ordinary Warrants using the Black-Scholes option valuation model assuming a life of 4.5 years; a volatility factor of 61% and a risk free interest rate of 2.36%. The resulting value of $11.5 million was recorded as reorganization items of TEH on the accompanying statements of operations in the Predecessor Period.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Reorganization Items

Reorganization items, excluding amounts included in discontinued operations for the Company and TEH, represent amounts incurred as a direct result of the Chapter 11 Cases and were comprised of the following (in thousands):

	Predecessors		
	Period January 1, 2010 through March 7, 2010		
		Discontinued Operations	
	TEH	CP Vicksburg	JMBS Casino
Discharge of liabilities subject to compromise	$ 2,454,648	$ 2,293,780	$ 2,285,349
Elimination of Beneficial interest in Trust	(200,000)	—	—
Revaluation of assets and liabilities	(140,703)	(5,662)	(18,817)
Elimination and revaluation of minority interest	15,963	—	—
Liabilities reinstated	(21,466)	(3)	(2)
Issuance of Ordinary Warrants	(11,475)	—	—
Other	1,097	76	84
Non-cash reorganization items, net	2,098,064	2,288,191	2,266,614
Professional fees	(4,382)	—	—
Write-off debt issuance costs	—	—	—
Interest income	1	—	—
Other	(585)	(6)	(5)
Total reorganization items, net	$ 2,093,098	$ 2,288,185	$ 2,266,609

Professional fees include financial, tax, legal, real estate and valuation services, among other items, that are directly associated with the reorganization process. The Company continues to incur expenses related to the Predecessors' Chapter 11 Cases, including professional fees that were classified as reorganization items by the Predecessors. Upon the Effective Date, these expenses are classified in operating costs and expenses, primarily in general and administrative expenses in the statement of operations.

NOTE 4—ACQUISITION OF TROPICANA AC

On March 8, 2010 (the "Acquisition Date"), as further discussed in Note 1, the Company acquired certain assets of Adamar, including Tropicana AC, from the lenders who made the Credit Bid to acquire those assets from the Trustee (Note 8). The lenders transferred those assets to the Company in exchange for the issuance of shares of the Company's common stock. In accordance with ASC 805, the consideration transferred to acquire Tropicana AC was measured at the fair value of the assets acquired and the liabilities assumed as of Acquisition Date. The fair values of the net assets acquired were determined by the Company's management after input from an independent third party valuation expert.

During the finalization of the purchase price allocation the Company eliminated the original deferred income taxes and goodwill which were recorded on the Acquisition Date. The Company's allocation of the fair value of assets and liabilities of Tropicana AC is as follows (in thousands):

	March 8, 2010
Cash and cash equivalents	$ 58,014
Other current assets	23,386

Property and equipment	189,451
Intangible assets	6,600
Investments	30,952
Other noncurrent assets	3,639
Current portion of long-term debt	(37)
Accounts payable	(19,042)
Accrued expenses and other current liabilities	(10,671)
Long-term debt, net of current portion	(164)
Total purchase price	$ 282,128

Current assets and liabilities are current in nature and have been carried at fair value. Property and equipment were valued based on management's estimates and assumptions including variations of the income approach, the cost approach, and the market approach. Real property such as land, land improvements, and buildings were predominately valued using a

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

combination of the income approach as well as the cost approach where appropriate. Personal property such as gaming equipment and tracking systems were predominately valued using the market approach. Where no market data was readily available, the cost approach was utilized. For intangible assets, the income approach was utilized for the favorable lease interests. For the player relationship intangible asset, insufficient cash flow was projected in order to utilize the income approach; therefore, the cost approach was used to establish fair value. Investments consist of CRDA deposits and were carried at cost less a valuation allowance, which approximates fair value.

The results of operations for Tropicana AC have been included in the Company's financial statements since the Acquisition Date. The amounts of revenue and earnings of Tropicana AC included in the Company's statement of operations are as follows (in thousands):

	Successor
	Period March 8, 2010 through December 31, 2010
Net revenues	$ 257,431
Operating expenses	(242,261)
Net income	14,745

The following details TEI's consolidated opening balance sheet as of March 8, 2010 which represents the Successor upon emergence from bankruptcy and the acquisition of Tropicana AC (in thousands):

	Successor	Tropicana AC	Eliminations (i)	TEI
Cash and cash equivalents	$ 96,998	$ 58,014	$ —	$ 155,012
Other current assets	45,771	23,386	(415)	68,742
Property and equipment	280,949	189,451	—	470,400
Goodwill	26,659	—	—	26,659
Intangible assets	83,743	6,600	—	90,343
Investments	—	30,952	—	30,952
Other noncurrent assets	21,148	3,639	—	24,787
Total assets	$ 555,268	$ 312,042	$ (415)	$ 866,895
Current liabilities	$ 91,427	$ 29,750	$ (415)	$ 120,762
Long-term debt, net of current portion	100,136	164	—	100,300
Other noncurrent liabilities	36,949	—	—	36,949
Total liabilities	228,512	29,914	(415)	258,011
TEI's shareholders' equity	325,468	282,128	—	607,596
Noncontrolling interest	1,288	—	—	1,288
Total shareholders' equity	326,756	282,128	—	608,884
Total liabilities and shareholders' equity	$ 555,268	$ 312,042	$ (415)	$ 866,895

(i) Reflects the elimination of affiliate activity of $0.4 million.

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NOTE 5—PRO FORMA RESULTS (UNAUDITED)

The following pro forma results of operations assume that the Restructuring Transactions, including the acquisition of the Predecessors and Tropicana AC, occurred at the beginning of the respective periods (in thousands, except per share data):

	Year ended December 31, 2010
Net revenues	$ 661,715
Operating income	12,781
Net loss from continuing operations attributable to TEI	(15,830)
Basic and diluted loss from continuing operations per common share attributable to TEI	$ (0.60)

The pro forma information should not be relied upon as necessarily being indicative of the results that would have been obtained if the Restructuring Transactions had actually occurred on those dates, nor of the results that may be reported in the future.

NOTE 6—RECEIVABLES

Receivables consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Casino	$ 19,670	$ 26,064
Hotel	5,888	5,179
Predecessors' administrative tax claim	10,478	14,314
Other	4,912	9,784
	40,948	55,341
Allowance for doubtful accounts	(12,452)	(12,483)
Receivables, net	$ 28,496	$ 42,858

The Predecessors' administrative tax claim amounts represent tax refund claims filed related to our Predecessors. In October 2012, the Company partially settled certain of the Predecessors' administrative tax claim amounts and received a refund of $3.8 million.The timing of any collections on these claims is uncertain and is pending litigation. During the years ended December 31, 2012 and 2011 and the Successor Period, the Company recognized bad debt expense of $2.7 million, $4.4 million and $2.3 million, respectively, and had $2.0 million, $2.6 million and $1.5 million, respectively, in write-offs of uncollectable account receivables, majority of which was related to Tropicana AC.

NOTE 7—PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	Estimated life (years)	December 31, 2012	December 31, 2011
Land	—	$ 92,840	$ 92,840
Buildings and improvements	10 - 40	319,700	301,948

Furniture, fixtures and equipment	3 - 7	104,201	82,892
Riverboats and barges	5 - 15	20,100	19,148
Construction in progress	—	13,956	9,336
		550,797	506,164
Accumulated depreciation		(95,812)	(64,993)
Property and equipment, net		$ 454,985	$ 441,171

Depreciation expense for property and equipment totaled $31.4 million, $31.3 million and $34.4 million for the years ended December 31, 2012 and 2011 and the Successor Period, respectively. Depreciation expense for TEH, CP Vicksburg and JMBS Casino for the Predecessor Period totaled approximately $6.1 million, $0.4 million and $0.4 million, respectively.

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Impairment of Property and Equipment—Successor

The Company evaluates its property and equipment for impairment whenever indicators of impairment exist. During the fourth quarter of 2011 the Company performed an impairment evaluation of the real and personal property at River Palms due to reduced revenue projections at River Palms and the continued economic conditions in Laughlin, Nevada. The real and personal property was valued using both the cost and market approaches. As a result of the impairment valuation the Company recognized an impairment loss of $5.1 million at River Palms.

As a result of entering into the Asset Purchase Agreement to sell substantially all of the assets associated with the operation of Horizon Vicksburg, the Company reviewed the property and equipment of Horizon Vicksburg for impairment on December 1, 2010. The Company recorded an impairment charge, which is recorded in discontinued operations, during the Successor Period of $1.1 million related to the property and equipment of Horizon Vicksburg as it exceeded its estimated fair value based on the sale price less costs to sell.

NOTE 8—BENEFICIAL INTEREST IN TRUST (PREDECESSOR)

Prior to TEH's acquisition of Aztar Corporation ("Aztar"), the New Jersey Casino Control Commission (the "NJCCC") granted TEH temporary authority to operate Tropicana AC, requiring Adamar and its subsidiary's stock be placed in the interim casino authorization trust (the "Trust") until completion of the licensing process. On December 12, 2007, the NJCCC denied the renewal of Adamar's license to operate Tropicana AC and denied TEH plenary qualification as a holding company of Adamar, denying TEH a permanent license to operate Tropicana AC (collectively, the "New Jersey License Denial") and declaring operative the Trust. A trustee (the "Trustee") was assigned under the Trust to assume management responsibility of Tropicana AC until it could be sold to a third party. The sale of Tropicana AC was in the control of the Trustee. Under New Jersey law, TEH was entitled to receive upon the eventual sale of Tropicana AC an amount equal to the lower of the value of the property as of the date the Trust became operative or its original cost to acquire the property. Because Tropicana AC was sold to the lenders under the Credit Facility, pursuant to the $200 million credit bid, as discussed below, the Company and TEH did not receive any cash proceeds from the sale of Tropicana AC.

As a result of the actions taken on December 12, 2007, by the NJCCC, the Company determined that Tropicana AC should not be consolidated subsequent to December 12, 2007. This determination was based on the accounting guidance for consolidation of all majority owned subsidiaries, insofar as the government-imposed restrictions on TEH's continued management and control of Tropicana AC were so severe, they cast significant doubt on TEH's ability to control the subsidiary. TEH had thereafter accounted for its interest in Tropicana AC, held by the Trust, under the cost method. TEH's cost basis was then adjusted to fair value in accordance with accounting guidance related to accounting for certain investments in debt and equity securities.

At a meeting of the NJCCC conducted on February 18, 2009, the steering committee of the lenders under the Credit Facility advised the NJCCC that the lenders under the Credit Facility were willing to make a credit bid of $200.0 million (the "Credit Bid") whereby the lenders offered to exchange a portion of the loans owed under the Credit Facility to acquire the assets of Tropicana AC from the Trustee, which offer led to the negotiation of the asset purchase agreement. By November 2009, all necessary approvals had been obtained for the lenders to acquire Tropicana AC in exchange for the Credit Bid and for the lenders to transfer those assets to the Company in exchange for equity in the Company.

As a result, the net cost basis in Tropicana AC is presented as a beneficial interest in Trust in the balance sheet of TEH as of December 31, 2009. As the Trustee had control of the operations of Tropicana AC from December 12, 2007 until the Company's acquisition of the property, there are no results of operations associated with the beneficial interest, for Tropicana AC included in the statements of operations and statements of cash flows of TEH for the Predecessor Period.

Impairment Loss

Under the accounting guidance related to the meaning of other-than-temporary impairment and its application to certain investments, cost basis investments such as the beneficial interest in Trust are evaluated for impairment under a process that results in an impairment charge reducing the cost basis to fair value when other-than-temporary impairment exists. To determine the fair value, TEH utilized a combination of the income approach and market approach. The income approach incorporates the use of the discounted cash flow method, whereas the market approach incorporates the use of the guideline company method. Significant assumptions are used to determine the fair value such as cash flow projections, working capital requirements and the discount rate which are considered "Level 3" inputs. The estimated fair value of the beneficial interest in Trust declined to $200.0 million at December 31, 2009 from $354.3 million at December 31, 2008 which was based on the

$200 million Credit Bid by the lenders under the Credit Facility, resulting in impairment charges of $154.3 million during the year ended December 31, 2009.

NOTE 9—GOODWILL AND INTANGIBLE ASSETS

In connection with the application of fresh-start reporting, we recorded goodwill and intangible assets which were adjusted during our annual impairment testing in the fourth quarters of 2011 and 2010.

Changes in the carrying amount of Goodwill by segment are as follows (in thousands):

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Impairment	Net Carrying Value	Gross Carrying Amount	Accumulated Impairment	Net Carrying Value
Central	$ 14,224	$ —	$ 14,224	$ 14,224	$ —	$ 14,224
South and other	1,731	(1,731)	—	1,731	(1,731)	—
Corporate	10,704	—	10,704	10,704	—	10,704
Total	$ 26,659	$ (1,731)	$ 24,928	$ 26,659	$ (1,731)	$ 24,928

Intangible assets consist of the following (in thousands):

		December 31,	
	Estimated life (years)	2012	2011
Trade name	Indefinite	$ 25,500	$ 25,500
Gaming licenses	Indefinite	28,700	28,700
Customer lists	3	3,079	3,079
Favorable lease	5 - 42	15,645	24,100
Total intangible assets		72,924	81,379
Less accumulated amortization:			
Customer lists		(2,908)	(1,882)
Favorable lease		(2,059)	(2,543)
Total accumulated amortization		(4,967)	(4,425)
Intangible assets, net		$ 67,957	$ 76,954

Upon the adoption of fresh-start reporting, the Company recognized $29.5 million in an indefinite life trade name related to the "Tropicana" trade name which was reduced by a $3.7 million impairment loss during the fourth quarter of 2010 and an additional $0.3 million impairment loss in the fourth quarter of 2011. The Company also recognized, upon the adoption of fresh-start reporting, $44.0 million of indefinite life gaming licenses related to entities that are located in gaming jurisdictions where competition is limited to a specified number of licensed gaming operators, which was reduced by a $15.3 million impairment loss during the fourth quarter of 2010. At December 31, 2012 and 2011, the indefinite life gaming license of $28.7 million is related to Casino Aztar.

Customer lists, which represent the value associated with customers enrolled in our customer loyalty programs, were valued at $1.7 million upon adoption of fresh-start reporting and $1.4 million was also recognized in connection with the Tropicana AC acquisition and are being amortized on a straight-line basis over three years. Amortization expense related to customer lists, which is amortized to depreciation and amortization expense, for the years ended December 31, 2012 and 2011 and the Successor Period was $1.0 million, $1.0 million and $0.9 million, respectively. Estimated annual amortization expense related to the Company's customer lists for for the year ended December 31, 2013 is anticipated to be $0.2 million.

Favorable lease arrangements were valued at $8.6 million upon adoption of fresh-start reporting and are being amortized to rental expense on a straight-line basis over 30 years, which approximates the remaining useful life of the respective leased facility. In the second quarter of 2012, the Company determined that certain lease arrangements valued upon adoption of fresh-start reporting were overstated; however, the amount was not material to any prior period or the current period. Accordingly, the Company reduced the intangible asset, net of accumulated amortization, by $5.3 million as of June 30, 2012 (see Note 2 - *Favorable lease adjustment*). In connection with the Tropicana AC acquisition, the Company also recognized $5.2 million of intangibles assets relating to favorable lease arrangements which are being amortized to tenant income on a straight-line basis

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

over the terms of the various leases. In the second quarter of 2012, management reviewed the tenant leases at Tropicana AC and determined that there was a $1.8 million impairment due to certain original tenant leases being terminated early. The remaining balance will continue to be amortized over the remaining useful life. Additionally, in connection with the acquisition of Tropicana Aruba, the Company recognized $10.3 million of intangible assets relating to a favorable land lease arrangement which is amortized to rental expense on a straight-line basis over the remaining term of the land lease of approximately 42 years. Amortization expense related to favorable lease arrangements, which is amortized to rental expense or tenant income, as applicable, for the years ended December 31, 2012 and 2011 and the Successor Period, was $0.9 million, $1.5 million and $1.1 million, respectively. Estimated annual amortization related to the Company's favorable lease arrangements is anticipated to be $0.8 million in each of the years ended December 31, 2013 and 2014, $0.7 million for the year ended December 31, 2015, and $0.4 million in each of the years ended December 31, 2016 and 2017.

Intangible assets related to the acquisition of the Predecessors and Tropicana AC were valued using the income and cost based methods as appropriate. The "Tropicana" trade name was valued based on the relief from royalty method which is a function of projected revenue, the royalty rate that would hypothetically be charged by a licensor of an asset to an unrelated licensee, and a discount rate. The royalty rate was based on factors such as age, market competition, absolute and relative profitability, market share and prevailing rates for similar assets to reach a 1% royalty rate. The discount rate applied was 14%, based on the weighted average cost of capital of the properties benefiting from the trade name. Gaming licenses were valued based on the Greenfield method, which is the function of the cost to build a new casino operation, the build out period, projected cash flows attributed to the casino once operational, and a discount rate. The projected cash flows assumed a revenue growth rate of 2% and effective tax rate of 40%. The discount rate assumed was 16%, based on the weighted average cost of capital for the respective property plus a premium to reflect the additional risks of achieving individual cash flows. The value assigned to customer lists is based on the present value of future earnings using the replacement cost method based on internally developed estimates.

In connection with fresh-start reporting, the Predecessors' intangible assets were eliminated on the Effective Date. Amortization expense for TEH for the Predecessor Period for those assets amortized was $27,000. Amortization expense for CP Vicksburg for the Predecessor Period for those assets amortized was $2,000. JMBS Casino recognized no amortization expense for the Predecessor Period as the intangible assets were fully amortized.

Impairment of Intangible Assets and Goodwill—Successor

As a result of our annual impairment test in the fourth quarter of 2010, the Company recognized an impairment loss of $19.0 million related to intangible assets which were recorded upon the adoption of fresh-start reporting of which $3.7 million was related to the "Tropicana" trade name, $10.5 million related to the gaming license at Casino Aztar and $4.8 million was related to the gaming license at Belle of Baton Rouge. In addition, the Company recognized a $1.7 million impairment of goodwill at Belle of Baton Rouge.

As a result of our annual impairment test in the fourth quarter of 2011, the Company recognized an additional impairment loss of $0.3 million related to the "Tropicana" trade name. There were no additional impairment losses recognized during 2011 associated with the respective gaming licenses or goodwill.

The fair value of the "Tropicana" trade name was based on the relief from royalty method of the income approach which resulted in an impairment loss of $0.3 million and $3.7 million during 2011 and 2010, respectively, primarily due to reduced revenue projections. The gaming licenses were tested for impairment using a discounted cash flow approach. The fair value of the gaming license at Belle of Baton Rouge and goodwill at Belle of Baton Rouge were impacted by lower cash flow projections which resulted in the impairment and elimination of the intangible assets originally recorded in fresh-start reporting of $4.8 million for the gaming license and $1.7 million for goodwill at Belle of Baton Rouge. The fair value of the gaming license at Casino Aztar was impacted by higher capital expenditure assumptions, lower free cash flow amounts and changes in the weighted average cost of capital which reduced the fair value of the gaming license from the amount recorded upon the adoption of fresh-start reporting of $39.2 million to $28.7 million resulting in a $10.5 million impairment loss at Casino Aztar.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 10—IMPAIRMENT CHARGES AND OTHER WRITE-DOWNS

Impairment charges and other write-downs included in continuing operations consist of the following (in thousands):

	Successor			Predecessors		
	Year ended December 31,		Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010		
	2012	2011			Discontinued Operations	
	TEI			TEH	CP Vicksburg	JMBS Casino
Impairment of property and equipment (Note 7)	$ —	$ 5,139	$ —	$ —	$ —	$ —
Impairment of intangible assets (Note 9)	1,779	300	18,970	—	—	—
Loss on disposal of assets	113	387	192	—	—	—
Gain on insurance recoveries (Note 22)	(4,318)	—	—	—	—	—
Total impairment charges, other write-downs and recoveries	$ (2,426)	$ 5,826	$ 19,162	$ —	$ —	$ —

NOTE 11—INVESTMENTS (SUCCESSOR)

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. The Company may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the Casino Reinvestment Development Authority (the "CRDA"). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. The carrying value of the total investments at December 31, 2012 and 2011 approximates their fair value.

Investments consist of the following (in thousands):

	Successor	
	TEI	
	December 31,	
	2012	2011
Investment in bonds—CRDA	$ 16,616	$ 14,173
Less unamortized discount	(4,498)	(3,882)
Less valuation allowance	(3,415)	(2,972)
Deposits—CRDA	29,751	30,961
Less valuation allowance	(6,987)	(7,862)
Direct investment—CRDA	4,612	4,633
Less valuation allowance	(1,280)	(1,044)
Total investments	$ 34,799	$ 34,007

The CRDA bonds have various contractual maturities that range from 2 to 40 years. Actual maturities may differ from contractual maturities because of prepayment rights. The Company treats CRDA bonds as held-to-maturity since the Company has the ability and the intent to hold these bonds to maturity and under the CRDA, the Company is not permitted to do otherwise. As such, the CRDA bonds are initially recorded at a discount to approximate fair value.

After the initial determination of fair value, the Company will analyze the CRDA bonds for recoverability on a quarterly basis based on management's historical collection experience and other information received from the CRDA. If indications exist that the CRDA bond is impaired, additional valuation allowances will be recorded.

Funds on deposit with the CRDA are held in an interest bearing account by the CRDA. Interest is earned at the stated rate that approximates two-thirds of the current market rate for similar assets. The Company records charges to expense to reflect the lower return on investment and record the deposit at fair value on the date the deposit obligation arises. During the years ended December 31, 2012 and 2011 and the Successor Period, the Company charged \$0.5 million, \$1.7 million and \$0.4 million, respectively, to general and administrative expenses on the accompanying statement of operations. In addition, the

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Company recognized interest income of $0.4 million, $0.4 million and $0.1 million, respectively, related to the CRDA investment for the years ended December 31, 2012 and 2011 and the Successor Period.

NOTE 12—OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,	
	2012	2011
Debt issuance costs	$ 2,910	$ 3,224
Casino Aztar prepaid rent	5,175	7,875
Deposits	6,200	7,614
Other	2,022	2,720
Other assets	$ 16,307	$ 21,433

NOTE 13—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2012	2011
Accrued payroll and benefits	$ 25,102	$ 25,743
Accrued gaming and related	10,975	12,101
Accrued taxes	10,516	11,932
Predecessors' administrative tax claim	9,792	13,628
Other accrued expenses and current liabilities	9,868	11,837
Total accrued expenses and other current liabilities	$ 66,253	$ 75,241

The Predecessors' administrative tax claim amounts represent certain tax liabilities related to our Predecessors. In October 2012, the Company partially settled certain of the Predecessors' administrative tax claim amounts and reduced the related liability by $3.8 million. The Company is in the process of determining the timing and amount of the Predecessors' claims to be settled.

NOTE 14—DEBT

Debt consists of the following (in thousands):

	December 31,	
	2012	2011
New Term Loan Facility, due 2018, interest at 7.5% at December 31, 2012, net of unamortized discount of $3.0 million at December 31, 2012	$ 170,665	$ —
Term Loan Facility, due 2013, interest at 15% at December 31, 2011, net of unamortized discount of $9.7 million at December 31, 2011 (related party)	—	93,956
Other long-term debt	89	131

Total long-term debt	170,754	94,087
Less current portion of debt	(1,795)	(1,342)
Total long-term debt, net	$ 168,959	$ 92,745

Successor

Credit Facilities

In March 2012, the Company entered into the credit facilities (the "Credit Facilities"), which consist of (i) a senior secured first lien term loan facility in an aggregate principal amount of $175 million, issued at a discount of 2% (the "New Term Loan Facility") and (ii) a cash collateralized letter of credit facility in a maximum aggregate amount of $15 million (the "Letter of Credit Facility"). No letters of credit are outstanding at December 31, 2012 under the Credit Facilities. Commencing on June 30, 2012 under the Credit Facilities, the New Term Loan Facility requires quarterly principal payments of 0.25% of the

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

original principal amount with any remaining outstanding amounts due on the maturity date, March 16, 2018. The New Term Loan Facility is secured by substantially all of the Company's assets and is guaranteed by all of the Company's domestic subsidiaries. A portion of the net proceeds from the New Term Loan Facility was used to repay in full the amounts outstanding under the Exit Facility, which totaled approximately $107.7 million in repaid principal, accrued and unpaid interest and the applicable prepayment penalty. During the year ended December 31, 2012 the Company recognized a $12.8 million loss on debt retirement which consists of a $2.0 million prepayment penalty and a $10.8 million write-off of unamortized debt issuance costs and discounts.

At the election of the Company and subject to certain conditions, the amount available under the New Term Loan Facility may be increased by up to $75 million, which increased amount may be comprised of additional term loans and up to $20 million of revolving loans. The Letter of Credit Facility provides for the issuance of letters of credit with an aggregate stated amount of up to $15 million, through a termination date of March 16, 2017. The letters of credit issued under the Letter of Credit Facility will be secured by cash collateral in an amount no less than 103% of the face amounts of such letters of credit.

The obligations under the New Term Loan Facility bear interest, at the Company's election, at an annual rate equal to either: (i) the sum of (a) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) (subject to a 1.50% floor); plus (b) a margin of 6.00%; or (ii) the sum of: (a) the alternate base rate, which is equal to the greatest of: (1) the corporate base rate of UBS AG, Stamford Branch; (2) the Federal Funds Effective Rate (as defined in the New Term Loan Facility) plus 0.50%; or (3) the Adjusted LIBOR Rate (as defined in the New Term Loan Facility) for one month plus 1.00% (all subject to a 2.50% floor); plus (b) a margin of 5.00%; such that, in either case, the applicable interest rate shall not be less than 7.50%. An additional 2% default rate also applies in certain instances described in the New Term Loan Facility. As of December 31, 2012, the interest rate was 7.5%.

The New Term Loan Facility may be prepaid at the option of the Company any time without penalty (other than customary breakage fees), except that a 1% premium will apply in certain circumstances if prepaid prior to March 16, 2013. The New Term Loan Facility contains mandatory prepayment provisions from proceeds received by the Company and its subsidiaries as a result of asset sales, the incurrence of indebtedness and issuance of equity, casualty events and excess cash flow (subject in each case to certain exceptions). Key covenants binding the Company and its subsidiaries include (i) limitations on indebtedness, liens, investments, acquisitions, asset sales, dividends and other restricted payments, and affiliate and extraordinary transactions, (ii) compliance with a first lien net leverage ratio, measured quarterly on a trailing twelve-month basis (commencing at 3.50:1.00 for the fiscal quarter ending June 30, 2012, and reducing over time to 2.50:1.00 beginning as of the fiscal quarter ending March 31, 2016), and (iii) compliance with a total net leverage ratio, measured quarterly on a training twelve-month basis, of 5.00:1.00. Key defaults include (i) failure to repay principal, interest, fees and other amounts owing under the facility, (ii) cross default to certain other indebtedness, (iii) the rendering of certain judgments against the Company or its subsidiaries, (iv) failure of security documents to create valid liens on property securing the New Term Loan Facility and to perfect such liens, (v) revocation of casino, gambling, or gaming licenses, (vi) the Company's or its material subsidiaries' bankruptcy or insolvency; and (vii) the occurrence of a Change of Control (as defined in the New Term Loan Facility). Many defaults are also subject to cure periods prior to such default giving rise to the right of the lenders to accelerate the loans and to exercise remedies. The Company was in compliance with the covenants of the New Term Loan Facility at December 31, 2012.

Scheduled maturities of the Company's long-term debt at December 31, 2012 are as follows (in thousands):

	Successor
Years ending December 31,	TEI
2013	$ 1,795
2014	1,794
2015	1,750
2016	1,750
2017	1,750
Thereafter	164,938
Total scheduled maturities	173,777

Unamortized debt discount	(3,023)
Total long-term debt	$ 170,754

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Exit Facility

On December 29, 2009, TEI entered into a credit facility (the "Exit Facility") with multiple lenders including entities affiliated with Mr. Icahn ("Icahn Affiliates"), as further discussed in Note 15, which consisted of (i) a $130 million senior secured term loan credit facility issued at a discount of 7% (the "Term Loan Facility") and (ii) a $20 million senior secured revolving credit facility (the "Revolving Facility"). The Exit Facility would have matured on March 8, 2013. The Term Loan Facility required mandatory principal payments of $1.3 million annually on March 8, 2011 and 2012. In addition to the required principal payments the Company made a $25.0 million principal pre-payment in December 2011. The Revolving Facility generally did not require mandatory borrowing or principal payments. Additionally, the Company issued 1,312,500 Penny Warrants to purchase its Common Stock at a strike price of $0.01 to participating lenders under the Exit Facility. On the Effective Date the proceeds of the Exit Facility were used to repay certain indebtedness, including TEH's DIP Credit Facility, to pay Bankruptcy Court-approved administrative claims and expenses, to provide for working capital, to pay fees and expenses related to the Exit Facility and for other general corporate purposes. All amounts outstanding under the Exit Facility accrued interest at a rate per annum of 15% so long as no default or event of default had occurred and was continuing, or at a rate per annum of 17% in the event that a default or event of default has occurred and is continuing. In addition, the Company was required to pay an annual administrative fee of $100,000 and an unused line fee equal to 0.75% of the daily average undrawn portion of the Revolving Facility. The Exit Facility was guaranteed by substantially all the existing and future subsidiaries of TEI. In March 2012 the Company paid in full the remaining outstanding amounts and terminated the Exit Facility.

Predecessors

Debtor-in-Possession Credit Agreement

On May 5, 2008, TEH entered into the DIP Credit Facility. In October 2008, TEH increased its availability under the DIP Credit Facility from $67.0 million to $80.0 million. TEH extended the maturity of the DIP Credit Facility to the earlier of March 31, 2010 or the Effective Date of the Plan. Borrowings under the DIP Credit Facility bore interest at a margin over the Alternate Base Rate or Adjusted LIBO Rate (each as defined in the DIP Credit Facility), as selected by TEH.

The DIP Credit Facility provided the administrative agent, collateral agent and lenders with a senior priming lien on all of TEH's tangible and intangible assets subject to certain exceptions specified therein. In addition, each of TEH's subsidiaries, as well as the Affiliate Guarantors, were guarantors under the DIP Credit Facility. The DIP Credit Facility contained certain financial and other covenants and certain defaults and events of default customary for debtor-in-possession financings of this type. On the Effective Date the DIP Credit Facility was paid in full.

Senior Secured Credit Facility—subject to compromise

On January 3, 2007, TEH entered into the Credit Facility comprised of a $1.53 billion senior secured term loan ("Term Loan") and a $180.0 million senior secured revolving credit facility ("Revolver"). The Term Loan bore interest at a margin above the LIBO Rate or Alternative Base Rate (each as defined in the Credit Facility), as selected by TEH. The borrowings under the Credit Facility were guaranteed by certain of TEH's subsidiaries as well as the Affiliate Guarantors; security interests in all of TEH's and the Affiliate Guarantors' tangible and intangible assets, including a pledge of all equity interests in TEH and the Affiliate Guarantors; and a guarantee of CSC to the extent that the Revolver exceeded $100.0 million. The Credit Facility required additional mandatory principal payments of, among other things, excess cash flow, as defined in the agreement.

The New Jersey License Denial caused an immediate default under the Credit Facility. Subsequent to the Petition Date, the Bankruptcy Court authorized TEH to make adequate protection payments that included interest on the Credit Facility. Effective February 1, 2009, the Bankruptcy Court authorized TEH to suspend the adequate protection payments with respect to interest, which resulted in no subsequent interest expense related to the Credit Facility. As of the Effective Date, the Credit Facility was terminated pursuant to the Plan, with the exception of the portion related to the Credit Bid as further discussed in

Note 8.

Senior Subordinated Notes—subject to compromise

On December 28, 2006, TEH issued the Notes. Interest on the Notes was payable semi-annually on June 15 and December 15 of each year. The Notes were guaranteed by certain of TEH's subsidiaries, as well as by the Affiliate Guarantors. The Notes contained certain restrictive covenants regarding, among other things, TEH's and the guarantors' ability to incur or guarantee additional indebtedness, pay dividends, sell or transfer assets, make certain investments, create or incur certain liens, enter into merger, consolidation or sale transactions and to enter into transactions with affiliates that are not described in the agreements. Upon a change in control of TEH, the holders of each Note had the right to require TEH to repurchase the Notes at 101% of the principal amount plus any unpaid interest to the date of purchase. The New Jersey License Denial and the

TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

subsequent transfer of assets of Tropicana AC to the Trustee caused a default under the Notes. As of the Effective Date the Notes were cancelled pursuant to the Plan.

Derivative Instruments—subject to compromise

TEH had entered into interest rate swap agreements to effectively convert a portion of its variable interest rate to a fixed interest rate. Prior to the Petition Date, TEH had two interest rate swap agreements for an aggregate notional amount of $1.0 billion, each converting a portion of its floating-rate debt to a fixed rate of 5.0% based on three-month LIBO Rate. In addition, TEH had a third interest rate agreement for a notional amount of $440.0 million converting a portion of its floating-rate debt to a fixed rate of 5.1% based on a three-month LIBO Rate.

The filing for bankruptcy protection on May 5, 2008 caused an early termination of these interest swap agreements. The interest rate swap agreements provided that upon an early termination, the market value of the interest rate swap agreement as of the date of the early termination was due and interest payable on this amount was owed at the prime rate plus 2%. The fair value of the interest rate swap agreements as of May 5, 2008 was approximately $55.9 million of which $53.2 million related to TEH continuing operations and was included in liabilities subject to compromise at December 31, 2009 which were discharged on the Effective Date upon consummation of the Plan.

NOTE 15—RELATED PARTY TRANSACTIONS

Icahn Affiliates

On May 4, 2009, pursuant to the Plan, the Company entered into a commitment letter (the "Commitment Letter") with Icahn Affiliates, pursuant to which Icahn Affiliates committed to provide, on a fully underwritten basis, the Exit Facility. At the time of the repayment of the Exit Facility in March 2012, an entity affiliated with Mr. Icahn was a lender under the Exit Facility and held more than 50% of the loans extended under the Exit Facility. In addition, another entity affiliated with Mr. Icahn was the administrative agent and collateral agent under the Exit Facility. The Company and TEH paid a total of $9.5 million in debt issuance costs related to the Exit Facility. Unamortized debt issuance costs of $3.2 million were included in other assets, net on the accompanying balance sheet as of December 31, 2011. In December 2011, the Company made a $25.0 million prepayment on the Exit Facility and recognized a $2.4 million loss related to that prepayment. In March 2012, when the Exit Facility was repaid in full, the Company paid a prepayment penalty to the lenders of $2.0 million and expensed the remaining unamortized debt issuance costs of $2.7 million to loss on debt retirement in the year ended December 31, 2012.

Insight Portfolio Group LLC (formerly known as Icahn Sourcing, LLC)

Icahn Sourcing, LLC ("Icahn Sourcing") is an entity formed and controlled by Mr. Icahn in order to maximize the potential buying power of a group of entities with which Mr. Icahn has a relationship in negotiating rates with a wide range of suppliers of goods, services and tangible and intangible property. The Company was a member of the buying group in 2012 and, as such, was afforded the opportunity to purchase goods, services and property from vendors with whom Icahn Sourcing had negotiated rates and terms. Icahn Sourcing did not guarantee that the Company would purchase any goods, services or property from any such vendors, and the Company was under no obligation to do so. Prior to December 31, 2012, the Company did not pay Icahn Sourcing any fees or other amounts with respect to the buying group arrangement.

In December 2012, Icahn Sourcing advised the Company that effective January 1, 2013 it would restructure its ownership and change its name to Insight Portfolio Group LLC ("Insight Portfolio Group"). In connection with the restructuring, the Company acquired a minority equity interest in Insight Portfolio Group and agreed to pay a portion of Insight Portfolio Group's operating expenses in 2013. In addition to the minority equity interest held by the Company, a number of other entities with which Mr. Icahn has a relationship also acquired equity interests in Insight Portfolio Group and also agreed to pay certain of Insight Portfolio Group's operating expenses in 2013. The Company may purchase a variety of goods and services as a member of the buying group at prices and on terms that the Company believes are more favorable than those which would be achieved on a stand-alone basis.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 16—COMMITMENTS AND CONTINGENCIES

Leases

MontBleu Lease

The Company has a lease agreement with respect to the land and building which MontBleu operates, through December 31, 2028. Under the terms of the lease, rent is $333,333 per month, plus 10% of annual gross revenues in excess of $50 million through December 31, 2011. After December 31, 2011, rent is equal to the greater of (i) $333,333 per month as increased by the same percentage that the consumer price index has increased from 2009 thereafter, plus 10% of annual gross revenues in excess of a Breakpoint as defined in the terms of the lease agreement, or (ii) 10% of annual gross revenues. In connection with fresh-start reporting, the Company recognized an unfavorable lease liability of $9.6 million related to this lease that will be amortized on a straight-line basis to rental expense over the remaining term of the lease. The unfavorable lease liability balance was $8.2 million and $8.7 million as of December 31, 2012 and December 31, 2011, respectively, of which $7.7 million and $8.2 million is included in other long-term liabilities on the accompanying balance sheets as of December 31, 2012 and December 31, 2011, respectively.

Casino Aztar Land Lease

The Company leases from the City of Evansville, Indiana approximately ten acres of the approximately 20 acres on which Casino Aztar is situated. Under the terms of the lease, the Company may extend the lease term through November 30, 2040 by exercising up to seven five-year renewal options. In March 2010, the Company amended the Casino Aztar land lease and exercised its second of its seven renewal options which extends the lease term through November 2015. Under the terms of the lease renewal, effective December 1, 2010, the Company is required to pay a percentage of the adjusted gross receipts ("AGR") for the year in rent with a minimum annual rent of no less than $2.0 million. The percentage rent shall be equal to 2% of the AGR up to $25 million, plus 4% of the AGR in excess of $25 million up to $50 million, plus 6% of the AGR in excess of $50 million up to $75 million, plus 8% of the AGR in excess of $75 million up to $100 million and plus 12% of the AGR in excess of $100 million. In accordance with the lease renewal, during the Successor Period the Company paid a total of $13.5 million for the prepayment of rent to the City of Evansville for the period between January 2011 and December 2015. In addition, per the terms of the lease, the Company constructed a pedestrian bridge to Casino Aztar as a leasehold improvement at a cost of approximately $3.4 million. The bridge opened in April 2012.

Belle of Baton Rouge Lease

Belle of Baton Rouge leases certain land and buildings under separate leases, with annual payments of $0.3 million which run through 2013 with options to extend for up to 70 years. In addition, Belle of Baton Rouge leases a parking lot with annual base rent of $0.4 million, plus 0.94% of annual Adjusted Gross Revenue in excess of $45 million but not to exceed $80 million through August 2015.

Tropicana Greenville Lease

Tropicana Greenville leases approximately four acres of land on which the docking, entry and parking facilities of the casino are situated. Tropicana Greenville is required to pay an amount equal to 2% of its monthly gross gaming revenues in rent, with a minimum monthly payment of $75,000. In addition, in any given year in which annual gross gaming revenues exceed $36.6 million, Tropicana Greenville is required to pay 8% of the excess amount as rent pursuant to the terms of the lease. The current lease expires in 2019 with options to extend its term through 2044.

Jubilee Lease

The Company has a lease agreement with the City of Greenville, Mississippi, for the moorage, docking and berthing of Jubilee. The current lease with the City of Greenville requires annual rental payments of $0.4 million which expires in August 2020 and provides the Company with the option of two five-year renewals. Jubilee ceased operations at its riverboat facility in April 2012, however the Company is still evaluating its future uses of the facility in connection with its operations at Tropicana Greenville. Under the terms of the lease, the Company is obligated to continue rent payments and the vessel may remain on the premises for a period of up to one year from the date of cessation of operations.

Tropicana Aruba Land Lease

The Company assumed a land lease in August 2010 for approximately 14 acres of land on which Tropicana Aruba is situated through July 30, 2051. Under the terms of the land lease, the annual rent is $93,000.

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TROPICANA ENTERTAINMENT INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Horizon Vicksburg Lease (Discontinued Operations)

The Company's lease agreement with the City of Vicksburg that permitted the development of Horizon Vicksburg and provided for ongoing payments to the City of Vicksburg was assigned to Delta upon consummation of the sale of Horizon Vicksburg in March 2011.

Operating Leases

In addition to the above land and building leases, the Company leases various land parcels, buildings and equipment used in its operations including the office space for its corporate office in Las Vegas, Nevada. Future minimum rental payments, excluding the prepayment of rent to the City of Evansville, that have initial or remaining non-cancelable lease terms (excluding renewable periods) in excess of one year as of December 31, 2011 are as follows (in thousands):

	Successor
Years ending December 31,	TEI
2013	$ 6,307
2014	6,181
2015	5,875
2016	5,504
2017	5,436
Thereafter	49,593
Total	$ 78,896

Rent expense included in continuing operations totaled approximately $16.0 million, $15.4 million and $10.1 million for the years ended December 31, 2012 and 2011 and the Successor Period, respectively. Rent expense included in continuing operations for TEH, CP Vicksburg and JMBS Casino for the Predecessor Period totaled approximately $2.0 million, $0.1 million and $0.1 million, respectively.

Other Commitments and Contingencies

2011 New Jersey Legislation

On February 1, 2011, the Governor of New Jersey signed two pieces of legislation, effective on that date, S-11 (the "Tourism District Bill") and S-12 (the "Deregulation Bill"). The overall intent of the Tourism District Bill among other things delegates redevelopment authority and creation of a master plan to the CRDA and allows the CRDA the ability to enter into a five year public private partnership with the casinos in Atlantic City that have formed the Atlantic City Alliance ("ACA") to jointly market the city. Through this legislation the AC Casinos are required to contribute $5.0 million prior to 2012. Thereafter, the legislation obligates the AC Casinos either through the ACA or, if not a member of the ACA, through individual assessments, to provide funding for the Tourism District Bill in the aggregate amount of $30.0 million annually over the next five years. Each AC Casino's proportionate share of the assessment will be based on the gross revenue generated in the preceding fiscal year. The Company estimates its portions of these industry obligations to be approximately 7.8%.

The Deregulation Bill removes duplicative and onerous functions that both the NJCCC and the Division of Gaming Enforcement currently require the AC Casinos to perform. Reforms in technology, internal controls, licensing and licensing requirements are among the many sections that are being amended in the New Jersey Casino Control Act, which is expected to provide the industry significant cost savings and make it more competitive in the market. However, it is too premature to quantify these savings as the regulations at this time are in the process of being implemented.

New Jersey CRDA

The NJCCC imposes an annual tax of eight percent on gross casino revenue. Pursuant to legislation adopted in 1984, casino licensees are required to invest an additional one and one-quarter percent of gross casino revenue for the purchase of bonds to be issued by the CRDA or make other approved investments equal to that amount; in the event the investment requirement is not met, the casino licensee is subject to a tax of two and one-half percent on gross casino revenue. As mandated by the legislation, the interest rate of the CRDA bonds purchased by the licensee will be two-thirds of the average market rate for bonds available for purchase and published by a national bond index at the time of the CRDA bond issuance.

Wimar and CSC Administrative Expense Claims

On March 31, 2009, Wimar Tahoe Corporation ("Wimar") and Columbia Sussex Corporation ("CSC") filed separate

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NOTES TO FINANCIAL STATEMENTS (Continued)

proceedings with the Bankruptcy Court related to administrative expense claims against the Predecessors. On August 4, 2010, Wimar and CSC separately filed motions for summary judgment seeking payment on account of these claims from the Company totaling approximately $5.4 million, which was recorded as a liability upon emergence from bankruptcy and is included in accounts payable in our accompanying balance sheets as of December 31, 2012 and December 31, 2011. In its objection to Wimar and CSC's motions for summary judgment, the Company disputes the administrative expense and/or priority status of certain amounts claimed and also contends that any payment to CSC or Wimar should await the resolution of the adversary proceeding instituted by Lightsway Litigation Services, LLC, as Trustee of the Tropicana Litigation Trust established in the Chapter 11 Cases, against CSC and Wimar. On June 24, 2011, the Company, CSC, and Wimar, along with certain other parties, participated in mediation concerning Wimar and CSC's claims, but the mediation terminated without resolution of the claims. Oral argument on the summary judgment motions were conducted on September 27, 2011 and November 22, 2011 the parties are awaiting the Court's decision regarding these motions.

Aztar v. Marsh

Aztar filed a broker malpractice and breach of contract action in the Superior Court of New Jersey, Atlantic County, Law Division (the "Court") on August 12, 2010, against Marsh & McLennan Companies, Marsh, Inc., Marsh USA, Inc. and various fictitious Marsh entities (together, the "Marsh Defendants"). The claim seeks $100 million or more in compensatory damages against the Marsh Defendants, Aztar's risk management and insurance brokers at the time of a 2002 expansion of Tropicana AC by Aztar, including, but not limited to, lost profits, expenses arising from the interruption of operations, attorneys' fees, loss of the use of the insurance proceeds at issue, and litigation expenses resulting from the Marsh Defendants' failure to secure for Aztar business interruption and property damage coverage covering losses sustained by Aztar from the collapse of a parking garage that occurred at Tropicana AC on October 30, 2003.

The Marsh Defendants filed an answer on October 20, 2010 denying the material allegations of the complaint and subsequently filed a Motion to Dismiss for Forum Non Conveniens in December 2010, which motion was denied by the Court on April 12, 2011. On August 18, 2011 the Marsh Defendants filed a Motion for Summary Judgment arguing that the Court should apply the Arizona Statue of Limitations to the action. Aztar filed an objection to the Marsh Defendants' motion on September 23, 2011 arguing, inter alia, that the New Jersey Statute of Limitations applies to the action. The Marsh Defendants filed its Reply on October 3, 2011. The motion was argued in January 2012. In April 2012, the Court granted the Marsh Defendants' motion for Summary Judgment dismissing Aztar's complaint with prejudice. Aztar subsequently filed a Motion for Reconsideration with the Court, which motion was denied. In September 2012, Aztar filed an appeal of the Court's decision to dismiss the case with the Superior Court of New Jersey, Appellate Division, which appeal is currently pending. Any recovery obtained by Aztar in this action will be recoverable by the Company as the current owner of Tropicana AC.

Nevada Use Tax Refund Claims

On March 27, 2008, the Nevada Supreme Court issued a decision in *Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation* (the "Department"), that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. The Predecessors had previously paid use tax on food purchased for subsequent use in complimentary and employee meals at our Nevada casino properties and has filed refunds for the periods from February 2000 through March 2008.

The Company is claiming the exemption on sales and use tax returns for periods from March 2008 to February 2012 based on the Nevada Supreme Court decision and has not accrued or paid any sales or use tax for that period. Recently the Nevada Department of Taxation has asserted that gaming companies should pay sales tax on customer complimentary meals and employee meals on a prospective basis. This position stems from a recent Nevada Tax Commission decision concerning another gaming company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The other gaming company filed in Clark County District Court a petition for judicial review of the Nevada Tax Commission decision. The Company is currently accruing tax prospectively, but is not remitting any tax, as it disagrees with the position asserted by the Nevada Department of Taxation.

Greenville Riverboat, LLC Appraisal Action

On October 28, 2010, the Company elected to effect a merger which resulted in the purchase of the minority interests in Greenville Riverboat, LLC, the Company's subsidiary that owns Lighthouse Point. The minority owner received $2.5 million in cash, and exercised appraisal rights, requesting an additional $3.2 million as payment for its minority interest, for a total valuation of approximately $5.7 million. The minority owner also asserted certain cross claims against Lighthouse Point in the appraisal proceeding, pending in The Chancery Court of Rankin County, Mississippi, Civil Action No. 70800, for additional

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NOTES TO FINANCIAL STATEMENTS (Continued)

distributions. The Company believes that the cross claims are without merit and intends to vigorously defend the same. The Company also has contested any additional payment for the minority interest. In December 2012 a Special Master appointed by the court submitted a business valuation report to the court appraising the minority interest at approximately $2.6 million. We have filed exceptions seeking a further reduction to approximately $2.3 million. There can be no assurance that the Company will succeed in this proceeding, and the Company could be required to make additional payments.

Tropicana AC Tax Appeal Settlement

In January 2013 we settled outstanding real estate tax appeals involving our Tropicana AC property with the City of Atlantic City. The settlement involves the tax years 2007 through 2012 and also covers negotiated real estate assessments for 2013 and 2014. Under the terms of the settlement, Tropicana AC will receive a $49.5 million refund in the form of credits against future year real estate tax bills beginning in 2013 and ending in 2017. The credits are front-loaded in 2013 and 2014 so that after the credits are applied, Tropicana will pay $1.8 million in taxes in 2013 and $3.0 million in taxes in 2014, with the remainder of the credits spread over the remaining three years, 2015 through 2017.

Indiana Gross Income Tax Appeals

In October 2012 we partially settled gross income tax litigation pending with the State of Indiana related to our Predecessor, Aztar Missouri Gaming Corporation ("AMO"). Pursuant to the settlement we received a refund in the approximate amount of $3.8 million attributed to AMO's overpayment of gross income tax for the tax years 2004 through 2007. Gross income tax refund claims involving our Predecessor, Aztar Indian Gaming Corporation ("AIN"), for the same tax years as well as gross income tax assessments involving AIN for the tax year 2008 remain in litigation.

Litigation in General

The Company is a party to various litigation that arises in the ordinary course of business. In the opinion of management, all pending legal matters are either adequately covered by insurance or, if not insured, will not have a material adverse effect on the financial position or the results of operations of the Company.

NOTE 17—STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 100 million shares of its Common Stock, $0.01 par value per share, of which 26,312,500 shares were issued and outstanding as of December 31, 2012. Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. The holders of Common Stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of the Company's liquidation, dissolution or winding up is entitled to share ratably in all the Company's assets remaining after payment of liabilities.

Preferred Stock

The Company is authorized to issue up to 10 million shares of preferred stock, $0.01 par value per share, of which none were issued as of December 31, 2012. The Board of Directors, without further action by the holders of Common Stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of Common Stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of TEI or other corporate action.

Warrants

In accordance with the Plan, holders of the Predecessors' $960 million of 9 5/8% Senior Subordinated Notes and general unsecured claims received Ordinary Warrants to purchase 3,750,000 shares of Common Stock. The Ordinary Warrants have a four year, six month term and an exercise price of $52.44 per share. The Company evaluated the Ordinary Warrants under

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NOTES TO FINANCIAL STATEMENTS (Continued)

current accounting pronouncements and determined they were properly classified as equity on the accompanying balance sheet. The Company valued the Ordinary Warrants using the Black-Scholes option valuation model assuming a life of 4.5 years, a volatility factor of 61% and a risk free interest rate of 2.36%. The resulting value of $11.5 million was recorded as a reorganization item of the Predecessors statements of operations.

In addition, pursuant to the terms of the Exit Facility, the Company issued Penny Warrants to purchase 1,312,500 shares of Common Stock at a strike price of $0.01 to participating lenders on the Effective Date. The Penny Warrants had a term of 3 months. The Company valued the Penny Warrants using the Black-Scholes option valuation model assuming a life of 0.24 years, a volatility factor of 41% and a risk free rate of 0.16%. During the Successor Period, all the 1,312,500 Penny Warrants were exercised at $0.01 per share. The resulting value of $19.5 million was treated as a debt discount and the unamortized balance was netted against the carrying value of the Exit Facility on the accompanying balance sheet as of December 31, 2011. The discount was amortized at a constant rate applied to the outstanding balance of the Exit Facility with a corresponding increase in non-cash interest expense. The unamortized balance of $5.5 million was included in the loss on debt retirement in March 2012 when the Exit Facility was repaid in full.

Significant Ownership

At December 31, 2012, Mr. Icahn indirectly controlled approximately 67.9% of the voting power of the Company's Common Stock and, by virtue of such stock ownership, is able to control or exert substantial influence over the Company, including the election of directors. The existence of a significant stockholder may have the effect of making it difficult for, or may discourage or delay, a third party from seeking to acquire a majority of the Company's outstanding Common Stock. Mr. Icahn's interests may not always be consistent with the Company's interests or with the interests of the Company's other stockholders. Mr. Icahn and entities controlled by him may also pursue acquisitions or business opportunities that may or may not be complementary to the Company's business. To the extent that conflicts of interest may arise between the Company and Mr. Icahn and his affiliates, those conflicts may be resolved in a manner adverse to the Company or its other shareholders.

NOTE 18—BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (SUCCESSOR)

The Company computes net income (loss) per share in accordance with accounting guidance that requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) for the period by the weighted average number of shares outstanding during the period. Diluted EPS is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period, increased by potentially dilutive common shares that were outstanding during the period. Potentially dilutive common shares include warrants. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive.

Excluded from the calculation of diluted earnings per share are the Ordinary Warrants to purchase 3,750,000 shares of our common stock as they were anti-dilutive for all periods presented.

NOTE 19—EMPLOYEE BENEFIT PLANS

Retirement Plans

The Company offers a defined contribution 401(k) plan, which covers substantially all employees who are not covered by a collective bargaining agreement and who reach certain age and length of service requirements. Plan participants can elect to defer before tax compensation through payroll deductions. Such deferrals are regulated under Section 401(k) of the Internal Revenue Code. The plan allows for the Company to make an employer contribution on the employees behalf at the Company's discretion. The Predecessors elected to suspend the employer contribution effective May 1, 2009 with the exception of Casino Aztar. The Company suspended the employer contributions at Tropicana AC and Casino Aztar in September 2010 and February 2011, respectively. The Company does not sponsor a defined benefit plan.

The Company made no matching contributions in 2012. The Company's matching contributions included in continuing operations were approximately $36,000 and $0.6 million for the year ended December 31, 2011 and the Successor Period, respectively. TEH's matching contributions included in continuing operations were approximately $40,000 for the Predecessor Period.

Multiemployer Pension Plans

At December 31, 2012 we had collective bargaining agreements with unions covering certain employees. Certain Company employees who are members of various unions are covered by union-sponsored, collectively bargained,

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NOTES TO FINANCIAL STATEMENTS (Continued)

multiemployer defined benefit pension plans. The risks of participating in multiemployer pension plans are different from single-employer pension plans in the following aspects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and (iii) if the Company stops participating in some of its multiemployer pension plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's total contributions to these multiemployer plans were $0.5 million, $3.0 million and $2.8 million for the years ended December 31, 2012 and 2011, and the Successor Period, respectively, and do not represent more than 5% of total contribution to those plans. The Company's participation in the individually significant plan is outlined in the table below, while other plans have been aggregated in the "Other" line as the contributions to these plans are not material:

			Contributions (in thousands)				
Pension Fund	**EIN/Pension Plan number**	**Pension Protection Act Status**	**2012**	**2011**	**Successor Period**	**Funding Improvement Plan/ Rehabilitation Plan Status**	**Surcharge Paid**
UNITE HERE National Retirement Fund	13-6130178 / 001	Red [a]	$ 461	$ 2,755	$ 2,265	Implemented	No
Other			—	238	533		
Total			$ 461	$ 2,993	$ 2,798		

[a] On March 31, 2010, this fund was certified in critical status under the federal multiemployer plan funding laws pursuant to the Pension Protection Act of 2006.

During 2011, the Company withdrew from certain "Other" union pension plans and paid $0.3 million of withdrawal liabilities. Under the UNITE HERE National Retirement Fund Rehabilitation Plan (the "NRF"), the Company paid increased contributions from January 2012 until the Company withdrew from the plan on February 25, 2012. The contributions increased from $1.773 per employee per straight time hour worked to $1.911 per employee per straight time hour worked. In September 2011, the collective bargaining agreement with UNITE HERE expired and the Company continued to voluntarily contribute to the NRF after the September 2011 expiration date through February 25, 2012 (at which time the Company declared an impasse in the collective bargaining negotiations and ceased contributions to the NRF). UNITE HERE subsequently filed a complaint with the National Labor Relations Board (the "NLRB") alleging that the Company's declarations of an impasse violated the National Labor Relations Act. The Company is contesting this complaint. In the event the NLRB rules against the Company and in favor of UNITE HERE and the Company is unsuccessful in overturning such NLRB ruling, the Company could be required to make contributions to the NRF for the period of time in which the Company's withdrawal was in effect. In addition, in January 2012 the NRF's legal counsel sent a letter to the Company asserting that any Company withdrawal from the NRF would not be entitled to the NRF's "Free Look Rule" and would trigger a withdrawal liability. The Company disagrees with this assertion and does not believe it has any legal obligation for any withdrawal liability.

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NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 20—DISCONTINUED OPERATIONS

As discussed in Note 1, on December 1, 2010, the Company, through CP Vicksburg, entered into an agreement to sell substantially all of the assets of Horizon Vicksburg, and as a result, its operations are presented as discontinued operations in the accompanying statements of operations for the year ended December 31, 2011 and the Successor Period. The cash flows of the discontinued operations are included with the cash flows of continuing operations in the accompanying statements of cash flows.

Operating results of discontinued operations are summarized as follows (in thousands, unaudited):

	Year ended December 31, 2011	Period from March 8, 2010 through December 31, 2010
Net revenues	$ 1,652	$ 5,520
Operating costs and expenses	(2,416)	(8,956)
Impairment of property and equipment (Note 7)	—	(1,065)
Loss from operations	(764)	(4,501)
Interest income, net	1	—
Gain from disposal of discontinued operations, net	1,007	—
Income tax expense	(86)	1,045
Gain from discontinued operations, net	$ 158	$ (3,456)

Gain from Disposal of Discontinued Operations, Net

The Company no longer owned or operated Horizon Vicksburg as of March 25, 2011. As a result, the Company recorded a gain from the disposition of Horizon Vicksburg in the first quarter of 2011 of $1.0 million, which is included in the income from discontinued operations in the accompanying statements of operations for the year ended December 31, 2011.

NOTE 21—INCOME TAXES

The Company files a consolidated federal income tax return and for the Successor Period and the years ended December 31, 2012 and 2011 is the common parent for income tax purposes.

For the Predecessor Period, Wimar was the common parent of an affiliated group of corporations including TEH which were taxed as C-Corporations for income tax purposes. CP Vicksburg and JMBS Casino were pass-through entities for federal and state income tax purposes. As pass-through entities, the tax attributes of CP Vicksburg and JMBS Casino would pass through to its members who owed any related income taxes. As a result, no provision for income taxes was recorded in the accompanying financial statements for CP Vicksburg and JMBS Casino.

The income tax expense (benefit) attributable to net loss from continuing operations before income taxes is as follows (in thousands):

	Successor		Predecessor
	TEI		TEH
	Year ended December 31,	Period from March 8, 2010	Period from January 1,

	2012	2011	through December 31, 2010	2010 through March 7, 2010
Current:				
Federal	$ 227	$ 1,214	$ 884	$ —
State	3,268	1,459	3,130	1,315
Total current	3,495	2,673	4,014	1,315
Deferred:				
Federal	(84)	(21)	(6,838)	(24,403)
State	(7)	(2)	(352)	(3,566)
Total deferred	(91)	(23)	(7,190)	(27,969)
Expense (benefit) from income taxes	$ 3,404	$ 2,650	$ (3,176)	$ (26,654)

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NOTES TO FINANCIAL STATEMENTS (Continued)

A reconciliation of the federal income tax statutory rate and the effective tax rate is as follows:

	Successor			Predecessor
	TEI			TEH
	Year ended December 31,		Period from March 8, 2010 through December 31, 2010	Period from January 1, 2010 through March 7, 2010
	2012	2011		
Federal statutory rate	35.0 %	35.0 %	35.0 %	35.0 %
Employment credits	—	272.8	—	—
Permanent differences	1.8	(67.6)	(0.7)	—
Disallowed foreign activity	4.2	(325.6)	(2.8)	—
State tax	9.4	(278.2)	(8.1)	—
Valuation allowance	(35.3)	(415.8)	(5.2)	—
Goodwill impairment	—	—	(2.9)	—
Reorganization items	—	—	—	(36.3)
Effective tax rate	15.1 %	(779.4)%	15.3 %	(1.3)%

The major tax-effected components of the net deferred tax liability are as follows (in thousands):

	Successor	
	TEI	
	December 31, 2012	December 31, 2011
Deferred tax assets:		
Receivables	5,050	4,549
Accrued compensation	5,060	5,891
Reserves/accrued liabilities	2,531	2,842
Net operating loss carryforward	61,762	56,420
Property and equipment	138,532	160,302
Credits/carryforwards	2,646	—
Other assets	3,452	3,540
Gross deferred tax assets	219,033	233,544
Valuation allowance	(214,563)	(227,035)
Total deferred tax assets	4,470	6,509
Deferred tax liabilities:		
Deductible prepaid expenses	(3,088)	(3,150)
Intangible assets	(20,950)	(22,836)
Total deferred tax liabilities	(24,038)	(25,986)
Net deferred tax liabilities	(19,568)	(19,477)

The Company has federal net operating loss carryforwards pursuant to the acquisition of Adamar. Internal Revenue Code Section 382 ("Section 382") places certain limitations on the annual amount of net operating loss carryforwards that can be utilized when a change of ownership occurs. The Company believes its acquisition of Adamar was a change in ownership pursuant to Section 382. As a result of the annual limitation, the net operating loss carryforward amount available to be used in future periods is approximately $174.0 million and will begin to expire in 2028 and forward. As of December 31, 2011, the Company could not determine it was more likely than not to utilize its net operating loss carryforwards before expiration and has established a full valuation allowance.

Accounting for uncertainty in income taxes prescribes a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also require that the tax positions be assessed using a two-step process. A tax position is recognized if it meets a "more-likely-than-not" threshold and is measured at the largest amount of benefit that is greater than 50% likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recognized as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts.

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NOTES TO FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows (in thousands):

	Successor			Predecessor
	TEI			TEH
	December 31, 2012	December 31, 2011	December 31, 2010	March 7, 2010
Unrecognized tax benefits, beginning of period	$ —	$ —	$ —	$ 29,809
Reductions based on tax positions related to the prior year	—	—	—	—
Reductions due to lapse of statute of limitations	—	—	—	—
Unrecognized tax benefits, end of period	$ —	$ —	$ —	$ 29,809

The entire balance of unrecognized tax benefits, if recognized, would affect the effective tax rate. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company did not recognize any interest and penalty expense in the Successor Period. TEH recognized approximately $0 million and $(0.7) million of interest and penalty expense/(benefit) related to unrecognized tax benefits in the Predecessor Period and the year ended December 31, 2009, respectively. As of December 31, 2010, the Company has no liability for interest and penalties. As of December 31, 2009 TEH had recognized a liability for interest and penalties of $1.8 million. In the next twelve months, the Company does not expect the liability for the unrecognized tax benefits to change significantly.

The Company files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. Generally, the statute of limitations for examination of TEI's United States federal and state income tax returns is open for the years ended December 31, 2010. Management believes that adequate provision for income taxes and interest has been recorded in the accompanying financial statements.

NOTE 22—FLOODING AND RELATED EXPENSES

Tropicana Greenville and Jubilee, both located in Greenville, Mississippi, closed for approximately 29 days in May 2011, as a result of Mississippi River flooding. The land based building at Tropicana Greenville suffered damage from the flooding. During 2011, Tropicana Greenville and Jubilee recorded a total of approximately $0.8 million of expenses, primarily comprised of payroll, certain fixed expenses and repairs. Although property damage at Jubilee was minor, the damage sustained at Tropicana Greenville resulted in approximately $0.2 million write-down of fixed assets.

Insurance Coverage

Insurance policies carried on both Tropicana Greenville and Jubilee include coverage for property damage and business interruption subject to a deductible. The Company filed claims with its insurance carriers for Tropicana Greenville and Jubilee under its property and business interruption policies in July 2011. As of December 31, 2011, the Company had received $2.5 million in advances from its insurance carriers, which resulted in a deferred gain of $1.6 million, net of the expenses and write-downs, which is included in the accompanying balance sheet as of December 31, 2011 in accrued expenses and other current liabilities. During 2012 the Company received an additional $2.8 million in advances from its insurance carriers and substantially finalized its filed claims resulting in a gain of $4.3 million, net of expenses and write-downs, which is included in the accompanying statement of operations for the year ended December 31, 2012.

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NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 23—SEGMENT INFORMATION

The Company views each property as an operating segment which we aggregate by region in order to present our reportable segments: (i) East, (ii) Central, (iii) West, (iv) and South and other. The Company uses operating income to compare operating results among its segments and allocate resources.

The following table highlights by segment our net revenues and operating income, and reconciles operating income to income (loss) from continuing operations before income taxes for the years ended December 31, 2012 and 2011, the Successor Period and the Predecessor Period (in thousands):

	Successor			Predecessors		
	Year ended December 31, 2012	Year ended December 31, 2011	Period March 8, 2010 through December 31, 2010	Period January 1, 2010 through March 7, 2010		
					Discontinued Operations	
	TEI			TEH	CP Vicksburg	JMBS Casino
Net revenues:						
East	$ 264,037	$ 279,063	$ 257,431	$ —	$ —	$ —
Central	122,502	123,975	98,466	22,432	—	—
West	120,518	123,608	104,840	26,174	—	—
South and other	105,732	96,910	78,256	15,868	1,271	3,552
Corporate	—	—	39	45	—	—
Total net revenues	$ 612,789	$ 623,556	$ 539,032	$ 64,519	$ 1,271	$ 3,552
Operating income (loss):						
East	$ 2,059	$ 2,286	$ 15,170	$ —	$ —	$ —
Central	27,002	26,284	5,296	4,691	—	—
West	11,403	7,160	5,434	1,731	—	—
South and other	20,413	10,670	(1,375)	2,603	(874)	933
Corporate	(9,145)	(12,832)	(19,225)	(4,604)	—	—
Total operating income (loss)	$ 51,732	$ 33,568	$ 5,300	$ 4,421	$ (874)	$ 933
Reconciliation of operating income (loss) to income (loss) from continuing operations before income taxes:						
Operating income (loss)	$ 51,732	$ 33,568	$ 5,300	$ 4,421	$ (874)	$ 933
Interest expense	(17,161)	(32,401)	(26,886)	(2,005)	—	(2)
Interest income	777	878	881	11	40	103
Loss on debt retirement	(12,847)	(2,385)	—	—	—	—
Reorganization items, net	—	—	—	2,093,098	2,288,185	2,266,609
Income (loss) from continuing operations before income taxes	$ 22,501	$ (340)	$ (20,705)	$ 2,095,525	$ 2,287,351	$ 2,267,643

Successor
TEI
December 31,

	2012	2011
Assets by segment:		
East	$ 343,777	$ 336,202
Central	154,860	158,682
West	116,615	115,160
South and other	118,197	121,681
Corporate	167,451	89,829
Total assets	$ 900,900	$ 821,554

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NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 24—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Year ended December 31, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(amounts in thousands, except per share data)				
Net revenues	$ 155,231	$ 163,608	$ 171,462	$ 122,488
Operating income (loss)	12,631	15,036	26,036	(1,971)
Income (loss) from continuing operations, including noncontrolling interest	(4,821)	8,760	20,856	(5,698)
Loss from discontinued operations, net	—	—	—	—
Net income (loss)	$ (4,821)	$ 8,760	$ 20,856	$ (5,698)
Basic and diluted income (loss) per common share attributable to Tropicana Entertainment Inc.:				
Income (loss) from continuing operations	$ (0.18)	$ 0.33	$ 0.79	$ (0.22)
Net income (loss)	$ (0.18)	$ 0.33	$ 0.79	$ (0.22)

	Year ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(amounts in thousands, except per share data)				
Net revenues	$ 156,861	$ 144,880	$ 175,359	$ 146,456
Operating income (loss)	5,151	3,675	27,050	(2,308)
Income (loss) from continuing operations, including noncontrolling interest	(1,614)	(2,731)	14,936	(13,581)
Loss from discontinued operations, net	158	—	—	—
Net income (loss)	$ (1,456)	$ (2,731)	$ 14,936	$ (13,581)
Basic and diluted income (loss) per common share attributable to Tropicana Entertainment Inc.:				
Income (loss) from continuing operations	$ (0.06)	$ (0.10)	$ 0.57	$ (0.52)
Net income (loss)	$ (0.06)	$ (0.10)	$ 0.57	$ (0.52)